As filed with the Securities and Exchange Commission on November 7, 1997

                                                         Registration No. 333-
                                                         Registration No. 333-

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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ------------------------

       PENNFIRST BANCORP, INC.                   PENNFIRST CAPITAL TRUST I
    (Exact name of Registrant as                (Exact name of Registrant as
     specified in its charter)                specified in itS trust agreement)

          PENNSYLVANIA                                     DELAWARE
 (State or other jurisdiction of                (State or other jurisdiction of
  incorporation or organization)                 incorporation or organization)

           ----------                                       ----------

           25-1659846                                       APPLIED FOR
        (I.R.S. Employer                                  (I.R.S. Employer
       Identification No.)                               Identification No.)


                            ------------------------
                               600 LAWRENCE AVENUE
                         ELLWOOD CITY, PENNSYLVANIA 16117
                                 (412) 758-5584

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------
                             CHARLOTTE A. ZUSCHLAG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PENNFIRST BANCORP, INC.
                              600 LAWRENCE AVENUE
                        ELLWOOD CITY, PENNSYLVANIA 16117
                                 (412) 758-5584
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

        NORMAN B. ANTIN, Esq.                     JAMES S. FLEISCHER, ESQ.
        Jeffrey D. Haas, Esq.                   Silver, Freedman & Taff, L.L.P.
Elias, Matz, Tiernan & Herrick, L.L.P.            1100 New York Avenue, N.W.
             734 15th Street, N.W.                   Washington, D.C. 20005
          Washington, D.C. 20005
                             ------------------------

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
     As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
                                                         AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES                   TO BE           OFFERING PRICE        AGGREGATE          REGISTRATION
                TO BE REGISTERED                       REGISTERED         PER UNIT(1)      OFFERING PRICE(1)         FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Trust Preferred Securities of PennFirst Capital
  Trust I........................................     $23,000,000             100%            $23,000,000          $6,969.70
---------------------------------------------------------------------------------------------------------------------------------
Junior Subordinated Deferrable Interest
  Debentures of PennFirst Bancorp, Inc.(2).......     $23,000,000             100%            $23,000,000             N/A
---------------------------------------------------------------------------------------------------------------------------------
PennFirst Bancorp, Inc. Guarantee with respect to
  the Trust Preferred Securities.................         N/A                 N/A                 N/A                 N/A
---------------------------------------------------------------------------------------------------------------------------------
Total............................................    $23,000,000(4)           100%           $23,000,000(4)        $6,969.70

(1) Estimated solely for the purpose of calculating the registration fee.
(2) No separate consideration will be received for the Junior Subordinated Deferrable Interest Debentures of PennFirst Bancorp, Inc. (the "Junior Subordinate Debentures") distributed upon any liquidation of PennFirst Capital Trust I.
(3) No separate consideration will be received for the PennFirst Bancorp, Inc. Guarantee.
(4) Such amount represents the liquidation amount of the PennFirst Capital Trust I Trust Preferred Securities and the principal amount of Junior Subordinated Debentures that may be distrusted to holders of such Trust Preferred Securities upon any liquidation of PennFirst Capital Trust I.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

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
                 SUBJECT TO COMPLETION, DATED NOVEMBER 7, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                  $20,000,000
                           PENNFIRST CAPITAL TRUST I
                      % CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                         2,000,000 PREFERRED SECURITIES
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY
                                     [LOGO]
                            PENNFIRST BANCORP, INC.

    The    % Cumulative Trust Preferred Securities (the "Preferred Securities")
offered hereby represent beneficial interests in PennFirst Capital Trust I, a trust created under the laws of the State of Delaware (the "Trust Issuer"). PennFirst Bancorp, Inc., a Pennsylvania corporation ("PennFirst" or the "Company"), will be the owner of all of the beneficial interests represented by common securities of the Trust Issuer (the "Common Securities" and, collectively with the Preferred Securities, the "Trust Securities"). The Bank of New York is the Property Trustee of the Trust Issuer. The Trust Issuer exists for the sole purpose of issuing the Trust Securities and investing the proceeds from the sale
thereof in    % Junior Subordinated Deferrable Interest Debentures (the "Junior
Subordinated Debentures") to be issued by the Company. The Junior Subordinated
Debentures will mature on       , 2027 (the "Stated Maturity"). The Preferred
Securities will have a preference over the Common Securities under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of the Preferred Securities--Subordination of the Common Securities."

    Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market under the symbol "PWBCP." See "Risk Factors--Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations."
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE       FOR A DISCUSSION OF CERTAIN
FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT
      INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK
              INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE
                 CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                PRICE TO          UNDERWRITING        PROCEEDS TO
                                                                 PUBLIC          COMMISSION(1)       ISSUER (2)(3)
Per Preferred Security...................................        $10.00               (2)                $10.00
Total(4).................................................     $20,000,000             (2)             $20,000,000

(1) The Trust Issuer and PennFirst have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures of PennFirst, PennFirst has agreed to pay the Underwriter, as compensation for their arranging the investment of such proceeds in the Junior Subordinated
    Debentures, $         per Preferred Security, or $         in the aggregate
    ($      in the aggregate if the over-allotment option is exercised in full).
    See "Underwriting."

(3) Before deducting expenses payable by PennFirst, estimated to be
    approximately $         .

(4) The Trust Issuer and PennFirst have granted the Underwriter a 30-day option to purchase up to 300,000 additional Preferred Securities on the same terms and conditions set forth above solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public and Proceeds to Issuer will be $23,000,000. See "Underwriting."

    The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust
Company on or about       , 1997 against payment therefor in immediately
available funds.

                                RYAN, BECK & CO.

                  The date of this Prospectus is       , 1997

(continued from the previous page)

    The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depository ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Preferred Securities will therefore settle in immediately available funds.

    Holders of the Preferred Securities will be entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing March 1, 1998, at the
annual rate of    % of the Liquidation Amount (as defined herein) of $10 per
Preferred Security ("Distributions"). Subject to certain exceptions, PennFirst has the right to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then
accrued and unpaid (together with interest thereon at the rate of    %,
compounded quarterly, to the extent permitted by applicable law), PennFirst may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and PennFirst will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the capital stock of PennFirst or debt securities of PennFirst that rank PARI PASSU with or junior to the Junior Subordinated Debentures.

    During an Extension Period, interest on the Junior Subordinated Debentures would continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are entitled would accumulate) at the
rate of    % per annum, compounded quarterly, and holders of the Preferred
Securities would be required to include interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. PennFirst believes that the mere existence of its right to defer interest payments should not cause the Preferred Securities to be issued with original issue discount for federal income tax purposes. However, it is possible that the Internal Revenue Service could take the position that the likelihood of deferral was not a remote contingency within the meaning of applicable Treasury Regulations. See "Description of the Junior Subordinated Debentures-Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

    PennFirst and the Trust Issuer believe that, taken together, the obligations of PennFirst under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein), constitute in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee--Full and Unconditional Guarantee." The Guarantee of PennFirst (the "Guarantee") guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust Issuer, as described herein. See "Description of the Guarantee." If PennFirst does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust Issuer does not have sufficient funds to pay such Distributions. In such event, a holder of the Preferred Securities may institute a legal proceeding directly against PennFirst to enforce payment of amounts equal to such Distributions to such holder. See "Description of the Junior Subordinated Debentures-Enforcement of Certain Rights by Holders of the Preferred Securities."

    The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or their earlier redemption. Subject to regulatory approval, if then required under applicable capital guidelines or regulatory policies, the Junior Subordinated Debentures are redeemable prior to their Stated Maturity
at the option of the Company (i) on or after       , 2002, in whole at any
time or in part from time to time, or (ii) at any time, in whole (but not in part), upon the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) at a redemption price (the "Redemption Price") equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof. See "Description of the Junior Subordinated Debentures-Redemption or Exchange."

    The obligations of PennFirst under the Guarantee and the Junior Subordinated Debentures will be unsecured and are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of the Junior Subordinated Debentures--Subordination") of PennFirst. At September 30, 1997, PennFirst had no outstanding Senior Indebtedness. There is no limitation on the amount of Senior Indebtedness which PennFirst may issue. PennFirst may from time to time incur indebtedness constituting Senior Indebtedness. See "Description of the Junior Subordinated Debentures-Subordination."

    PennFirst, as the holder of the Common Securities, will have the right at any time to dissolve the Trust Issuer. The ability of PennFirst to do so may be subject to PennFirst's prior receipt of regulatory approval. In the event of the dissolution of the Trust Issuer, after satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities--Liquidation Distribution upon Termination."

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. ANY OF THE FOREGOING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT NOTICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               [MAP INDICATING PENNFIRST BANCORP, INC.'S BRANCH OFFICES]

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    The Company and the Trust Issuer have filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Securities, the Junior Subordinated Debentures and the Guarantee. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company, the Trust Issuer, the Preferred Securities and the Junior Subordinated Debentures, reference is made to the Registration Statement, including the exhibits thereto. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirely by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

    No separate financial statements of the Trust Issuer have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of the Trust Issuer will be owned by the Company, a reporting company under the Exchange Act, (ii) the Trust Issuer has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Trust Issuer and investing the proceeds thereof in Junior Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the Trust Issuer under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, the Junior Subordinated Debentures purchased by the Trust Issuer, the related Indenture and the Expense Agreement, taken together, constitute, in the belief of the Company and the Trust Issuer full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee."

    The Trust Issuer is not currently subject to the information reporting requirements of the Exchange Act and the Company does not expect that the Trust Issuer will file reports, proxy statements and other information under the Exchange Act with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (attached hereto as Appendix A); and

         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997(attached hereto as Appendix B), June 30, 1997 and March 31, 1997; and

         3. Current Reports on Form 8-K dated September 17, 1997, July 15, 1997, June 18, 1997, April 3, 1997, March 19, 1997 and
    February 10, 1997.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    As used herein, the terms "Prospectus" and "herein" means this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

    The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to PennFirst Bancorp, Inc., 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117, Attn: Secretary (telephone (412) 758-5584).

    The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing to the Company.

                                    SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the underwriters' over-allotment option will not be exercised.

                            PennFirst Bancorp, Inc.

    PennFirst Bancorp, Inc. ("PennFirst" or the "Company") is a Pennsylvania corporation and thrift holding company registered under the Home Owners' Loan Act, as amended. PennFirst is the parent company of ESB Bank, F.S.B. ("ESB"), Troy Hill Federal Savings Bank ("Troy Hill" and together with ESB, the "Banks") and PennFirst Financial Services, Inc. ("PFSI")

    On April 3, 1997, the Company completed its acquisition of Troy Hill Bancorp, Inc. ("THB"), pursuant to which THB was merged with and into PennFirst and, as a result, Troy Hill, a wholly owned subsidiary of THB, became a wholly owned subsidiary of PennFirst. ESB is a federally chartered savings bank headquartered in Ellwood City, Pennsylvania. ESB conducts business from nine offices in Lawrence, Beaver, Butler and Allegheny counties, located in western Pennsylvania. Troy Hill is a federally chartered savings bank headquartered in Pittsburgh, Pennsylvania and conducts business from two offices located in Allegheny County, Pennsylvania. PFSI, which was incorporated on July 31, 1992 as a Delaware-chartered company, is engaged in the management of investments on behalf of PennFirst.

    At September 30, 1997, PennFirst had on a consolidated basis, total assets of $822.4 million, total liabilities of $753.5 million, including total deposits of $394.1 million, and total stockholders' equity of $68.8 million.

    The Company, through its subsidiaries, is primarily engaged in attracting retail deposits from the general public through its eleven offices and using such deposits to originate loans secured by first mortgage liens on single-family (one-to-four units) residential and commercial real estate, construction and consumer loans and to purchase mortgage-backed and other securities. The Company also originates loans secured by multi-family (over four units) residential real estate and, to a lesser extent, commercial business loans. In addition, the Company utilizes advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh to fund the Company's investment portfolio. The Company invests in securities issued by the United States government and agencies and other investments permitted by federal laws and regulations.

    PennFirst derives its income principally from interest earned on loans, investments and mortgage-backed securities and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Company's primary expenses are interest expense on deposits and borrowings and general operating expenses. Funds for activities are provided by deposits, amortization and prepayments of outstanding loans and mortgage-backed securities and borrowings from the FHLB of Pittsburgh and other sources.

    The Company's business strategy is to operate the Banks as well-capitalized, profitable and independent community savings institutions offering a wide variety of savings products to their retail customers while concentrating their lending activities on the origination of loans secured by one-to four-family residential and multi-family and commercial real estate, construction and consumer loans and to purchase mortgage-backed and other securities. The Banks have sought to implement this strategy by (1) growth through the pursuit of acquisition opportunities when appropriate, (2) investing in mortgage-backed securities, (3) increased emphasis on multi-family and commercial real estate lending, and (4) continued emphasis on consumer lending.

    Highlights of the Company's operating strategy are as follows:

    * Growth through Acquisitions. The Company will continue to consider acquisition opportunities in Western Pennsylvania when it perceives that they are advantageous to the Company. In April 1997, the Company completed its acquisition of Troy Hill Federal Savings Bank. As a result of the acquisition, PennFirst acquired $109.3 million in assets, including total loans of $90.0 million, and total liabilities of $89.4 million, including $53.8 million of deposits. In March 1994, the Company completed its acquisition of ESB Bancorp, Inc. As a result of the acquisition, PennFirst acquired $147.2 million in assets, including total loans of $65.0 million, and total liabilities of $121.3 million, including $114.2 million in deposits. The Company plans to continue its emphasis on growth, particularly deposit growth either by increased deposits through its existing branch offices or acquisitions.

    * Investing in Mortgage-Backed Securities. In order to limit the Company's credit and interest rate risk exposure, and to earn a positive interest rate spread, as well as to supplement the loan portfolio, the Company maintains a substantial portfolio of mortgage-backed securities, which are primarily issued or guaranteed by U.S. Government agencies or government sponsored enterprise, such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FMLMC"). Mortgage-backed securities increase the quality of the Company's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company. The Company occasionally will purchase mortgage-backed and other securities which are funded at a positive interest rate spread through the use of FHLB advances and/or securities sold under agreements to repurchase. At September 30, 1997, the Company's mortgage-backed securities portfolio totalled $374.4 million or 45.5% of total assets, $151.0 million or 40.3% of which had adjustable rates.

     * Increased Emphasis on Multi-Family and Commercial Real Estate Lending. At September 30, 1997, $37.7 million or 11.0% of the Company's total loan portfolio consisted of loans secured by multi-family and commercial real estate. The Company plans to increase its emphasis on the origination of multi-family and commercial real estate loans, primarily for the acquisition of small apartment buildings and office buildings located in the Banks' current market area. The Company expects to focus on loans with principal balances in the $1 million to $3 million range. Multi-family and commercial loans afford the Company the opportunity to receive higher yields than those obtainable on single-family residential loans.

     * Continued Emphasis on Consumer Lending. In addition to one-to four-family residential first mortgage lending, the Company plans to continue its emphasis on consumer lending, particularly home equity loans. At September 30, 1997, December 31, 1996, 1995 and 1994, consumer loans totalled $51.9 million, $45.5 million, $41.3 million and $33.8 million, respectively. Such loans reprice more frequently, have shorter maturities, and/or have higher yields than one-to four-family first mortgage loans.

    The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Commission. The Banks, as federally chartered savings banks are subject to comprehensive regulation and examination by the OTS and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Banks' deposits to the maximum extent permitted by law. The Banks are members of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. The Banks are further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") which governs reserves required to be maintained against deposits and certain other matters.

    The Company's principal executive offices are located at 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117, and its telephone number is (412) 758-5584.

                                      THE TRUST ISSUER

    The Trust Issuer is a statutory business trust created under Delaware law pursuant to (i) the Trust Agreement executed by the Company, as depositor, The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and the Administrative Trustees named therein and (ii) the filing of a certificate of trust with the Delaware Secretary of State on November 5, 1997. The trust agreement will be amended and restated in its entirety (as so amended, the "Trust Agreement"). All of the Common Securities will be owned by the Company. The Company will acquire Common Securities in an aggregate Liquidation Amount equal to 3% of the total capital of the Trust Issuer. The Trust Issuer exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire Junior Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Trust Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of the Trust Issuer, and payments under the Junior Subordinated Debentures will be the sole revenue of the Trust Issuer. The principal executive office of the Trust Issuer is 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117 and its telephone number is (412) 758-5584.

                                    THE OFFERING

The Trust Issuer................... PennFirst Capital Trust I, a Delaware
                                    statutory business trust (the "Trust
                                    Issuer"). The sole assets of the Trust
                                    Issuer will be the Junior Subordinated
                                    Debentures.

Securities Offered................. 2,000,000 shares of    % Cumulative Trust
                                    Preferred Securities (the "Preferred
                                    Securities"), evidencing preferred undivided beneficial interests in the assets of the Trust Issuer, which will consist only of the Junior Subordinated Debentures.

Offering Price..................... $10 per Preferred Security (Liquidation
                                    Amount $10).

Distributions...................... Holders of the Preferred Securities will be entitled to receive cumulative cash
                                    Distributions at an annual rate of     % of
                                    the Liquidation Amount of $10 per Preferred
                                    Security, accumulating from the date of
                                    original issuance and payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 1998. The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Junior Subordinated Debentures. See "Description of the Preferred Securities."

Junior Subordinated Debentures..... The Trust Issuer will invest the proceeds from the issuance of the Trust Securities in an equivalent amount of the Junior Subordinated Debentures. The Junior Subordinated Debentures will mature on
                                                , 2027. The Junior Subordinated
                                    Debentures will rank subordinate and junior in right of payment to all Senior Indebtedness of PennFirst. At September 30, 1997, PennFirst had no outstanding Senior Indebtedness. There is no limitation on the amount of Senior Indebtedness, or Subordinated Debt (as defined in "Description of Junior Subordinated Debentures-Subordination") which is PARI PASSU with the Junior

                                    Subordinated Debentures, which
                                    PennFirst may issue. PennFirst may from time to time, incur indebtedness constituting Senior Indebtedness. In addition, because PennFirst is a holding company, PennFirst's obligations under the Junior Subordinated Debentures will effectively be subordinated to all existing and future liabilities and obligations of its subsidiaries, including the Banks. See "Risk Factors--Subordination of the Guarantee and the Junior Subordinated Debentures," "Risk Factors--Source of Payments to Holders of Preferred Securities" and "Description of the Junior Subordinated Debentures--Subordination."

Guarantee.......................... Payments of Distributions out of funds held by the Trust Issuer, and payments on
                                    liquidation of the Trust Issuer or the
                                    redemption of the Preferred Securities, are guaranteed by PennFirst to the extent the Trust Issuer has funds available therefor. PennFirst and the Trust Issuer believe that, taken together, the obligations of PennFirst under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, constitute, in the aggregate, a full and unconditional guarantee, on a subordinated basis, of all of the Trust Issuer's obligations under the Preferred Securities. See "Description of the Guarantee" and "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee." The obligations of PennFirst under the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness of PennFirst. See "Risk Factors-- Subordination of the Guarantee and the Junior Subordinated Debentures" and "Description of the Guarantee."

Right to Defer Interest Payments... So long as no event of default under the
                                    Indenture has occurred and is continuing,
                                    PennFirst has the right under the Indenture
                                    at any time during the term of the Junior
                                    Subordinated Debentures to defer the payment
                                    of interest at any time or from time to time
                                    for a period not exceeding 20 consecutive
                                    quarters with respect to each Extension
                                    Period, provided that no Extension Period
                                    may extend beyond the Stated Maturity of the
                                    Junior Subordinated Debentures. At the end
                                    of such Extension Period, PennFirst must pay
                                    all interest then accrued and unpaid
                                    (together with interest thereon at the
                                    annual rate of      %, compounded
                                    quarterly, to the extent permitted
                                    by applicable law). During an
                                    Extension Period, interest will continue to accrue and holders of the Junior Subordinated Debentures (or holders of the Preferred Securities, while outstanding) will be required to accrue interest income for United States federal income tax purposes in advance of receipt of payment of such deferred interest. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount").

                                    During any such Extension Period, PennFirst may not, and may not permit any subsidiary of PennFirst to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of PennFirst's capital stock (other than (a) the reclassification of any class of PennFirst's capital stock into another class of capital stock, (b) dividends or distributions payable in common stock of PennFirst, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of PennFirst's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on, or repay, repurchase or redeem, any debt securities of PennFirst that rank PARI PASSU with or junior in right of payment to the Junior Subordinated Debentures, or (iii) make any guarantee payments with respect to any guarantee by PennFirst of the debt securities of any subsidiary of PennFirst if such guarantee ranks PARI PASSU with or junior in right of payment to the Junior Subordinated Debentures other than payments pursuant to the Guarantee. Prior to the termination of any such Extension Period, PennFirst may further defer the payment of interest on the Junior Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. There is no limitation on the number of times that PennFirst may elect to begin an Extension Period. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain

                                   Federal Income Tax Consequences--Interest
                                   Income and Original Issue Discount."

                                   PennFirst has no current intention of
                                   exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should PennFirst elect to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. As a result of the existence of PennFirst's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that do not provide for such optional deferrals.

Redemption........................ The Junior Subordinated Debentures are
                                   subject to redemption prior to their Stated
                                   Maturity at the option of PennFirst (i) on or
                                   after          , 2002, in whole at any time
                                   or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein), in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures so redeemed, together with any accrued and unpaid interest to the date fixed for redemption.

                                   If the Junior Subordinated Debentures are redeemed prior to their Stated Maturity, the Trust Issuer must apply the proceeds of such redemption to redeem a Like Amount (as defined herein) of the Preferred Securities and the Common Securities. The Preferred Securities will be redeemed upon repayment of the Junior Subordinated Debentures at their Stated Maturity. See "Description of the Preferred Securities-- Redemption."

Distribution of the Junior
 Subordinated Debentures upon
 Liquidation of the Trust Issuer.. PennFirst will have the right at any time to dissolve the Trust Issuer and, after
                                   satisfaction of creditors of the Trust
                                   Issuer, if any, as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and the Common Securities in exchange therefor upon liquidation of the Trust Issuer. The ability of PennFirst to do so may be subject to PennFirst's prior receipt of regulatory approval.

                                  In the event of the liquidation of the Trust
                                  Issuer, after satisfaction of the claims of creditors of the Trust Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of a Like Amount (as defined herein) of the Junior Subordinated Debentures, subject to certain exceptions as described herein. See "Description of the Preferred Securities-- Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders."

Voting Rights.................... Except in limited circumstances, the holders of the Preferred Securities will have no voting rights. See "Description of the Preferred Securities-- Voting Rights; Amendment of Trust Agreement."

Use of Proceeds.................. All of the proceeds from the sale of the
                                  Preferred Securities will be used by the Trust Issuer to purchase Junior Subordinated Debentures. PennFirst intends that the net proceeds from the sale of such Junior Subordinated Debentures will be used for general corporate purposes, including, but not limited to, acquisitions by either the Company or the Banks (although there presently exist no agreements or understandings with respect to any such acquisition), capital contributions to the Banks to support growth and for working capital, and the possible repurchase of shares of PennFirst's common stock, subject to acceptable market conditions.

Risk Factors..................... An investment in the Preferred Securities involves substantial risks that should be considered by prospective purchasers. In addition, because holders of the Preferred Securities may receive Junior Subordinated Debentures on termination of the Trust Issuer, and because payments on the Junior Subordinated Debentures are the sole source of funds for Distributions on and redemptions of the Preferred Securities, prospective purchasers of the Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all of the information regarding the Junior Subordinated Debentures contained herein. See "Risk Factors" and "Description of the Junior Subordinated Debentures."

Nasdaq National Market Symbol.... Application has been made to have the
                                  Preferred Securities approved for listing on The Nasdaq Stock Market's National Market under the symbol "PWBCP."

ERISA Considerations............. For a discussion of certain restrictions on purchases, see "ERISA Considerations."

                     SELECTED CONSOLIDATED FINANCIAL AND
                         OTHER DATA OF THE COMPANY
                (Dollars in Thousands, except share data)

    The following tables set forth certain consolidated financial and other data of the Company at the dates and for the periods indicated. For additional financial information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, copies of which are attached hereto as Appendices A and B, respectively.

                                                                                           DECEMBER 31,
                                                                       -----------------------------------------------------
                                                    SEPTEMBER 30,
                                                       1997(1)           1996       1995      1994(1)     1993       1992
                                                 --------------------  ---------  ---------  ---------  ---------  ---------

Balance Sheet Data:
  Total assets.................................       $  822,350         698,735    659,371    637,916    410,314    331,520
  Investment securities held to maturity.......           16,049          18,082     20,757     25,206      1,973      8,925
  Investment securities available for sale.....           57,992          88,687     43,932      3,260      1,015     --
  Mortgage-backed securities held to
    maturity...................................           71,647          78,118     91,173    307,172    192,201    192,059
  Mortgage-backed securities available for
    sale.......................................          302,722         259,442    286,921    105,175    117,700     38,666
  Loans receivable, net........................          330,714         216,865    183,878    161,630     79,250     75,961
  Deposits.....................................          394,130         332,889    338,494    333,825    206,629    210,903
  Borrowed funds...............................          350,661         309,195    259,472    246,437    160,988     80,187
  Stockholders' equity.........................           68,826          51,543     54,926     52,407     40,099     37,615


                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                    --------------------  -----------------------------------------------------
                                                     1997(1)     1996       1996       1995      1994(1)     1993       1992
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operations Data:
   Interest income................................  $  40,420  $  34,893  $  46,737  $  44,183  $  34,873  $  23,878  $  22,671
   Interest expense...............................     28,040     24,240     32,629     30,219     22,159     14,585     13,365
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Net interest income............................     12,380     10,653     14,108     13,964     12,714      9,293      9,306
   Provision for possible losses on loans.........        796        681        873         13         41        336        314
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Net interest income after provision for
     possible losses on loans.....................     11,584      9,972     13,235     13,951     12,673      8,957      8,992
   Gain (loss) on sale of investment securities
     available for sale...........................         (4)       (31)       (35)        54        140        324       (244)
   Noninterest income.............................        784        543        868        892        871        771        652
   Noninterest expense(2).........................      6,886      8,306     10,535      8,962      7,364      4,993      5,676
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Income before income taxes and cumulative
     effect of change in accounting principle.....      5,478      2,178      3,533      5,935      6,320      5,059      3,724
   Income tax expense.............................      1,446        364        703      1,967      2,461      1,902      1,420
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Income before cumulative effect of change in
     accounting principle.........................      4,032      1,814      2,830      3,968      3,859      3,157      2,304
   Cumulative effect of change in accounting
     principle....................................     --         --         --         --         --            125     --
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Net income.....................................  $   4,032  $   1,814  $   2,830  $   3,968  $   3,859  $   3,282  $   2,304
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Earnings per share(3):
    Primary.......................................  $    0.81  $    0.42  $    0.65  $    0.85  $    0.83  $    0.85  $    0.60
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Fully diluted.................................  $    0.81  $    0.42  $    0.65  $    0.85  $    0.83  $    0.85  $    0.59
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                                   AT OR FOR THE NINE
                                                                         MONTHS
                                                                  ENDED SEPTEMBER 30,       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                 ----------------------  ------------------------------------------
                                                                   1997(1)      1996       1996       1995      1994(1)     1993
                                                                 -----------  ---------  ---------  ---------  ---------  ---------
Other Data(4):
  Performance Ratios:
  Return on assets(2)........................................        0.69%       0.35%      0.41%      0.61%      0.68%      0.83%
  Return on equity(2)........................................        8.78        4.66       5.47       7.44       7.68       8.44
  Equity to assets...........................................        7.85        7.58       7.50       8.24       8.79       9.83
  Interest rate spread.......................................        2.01        1.97       1.98       1.92       1.96       2.01
  Net interest margin........................................        2.38        2.34       2.32       2.29       2.29       2.39
  Interest-earning assets to interest-bearing liabilities....         107         107        107        108        108        110
  Noninterest expense to assets(2)...........................        1.18        1.62       1.53       1.39       1.29       1.26
  Efficiency ratio(5)........................................       49.31       52.14      53.25      58.25      52.98      49.89

  Cash dividends per share(3)................................   $    0.25   $  0.70(6) $  0.78(6) $    0.33  $    0.25  $    0.15

Asset Quality Ratios:
Nonperforming loans to total loans at end of period..........        1.47%       1.83%      1.80%      0.42%      1.31%      2.06%
Nonperforming assets to total assets at end of period........        0.68        0.59       0.59       0.13       0.40       0.49
Allowance for loan losses to total loans at end of
  period.....................................................        1.42        1.40       1.46       1.29       1.43       1.64
Allowance for loan losses to nonperforming loans at end of
  period.....................................................       96.88       76.52      81.02     309.26     109.08      79.42
Ratio of net charge-offs during the period to average loans
  outstanding during the period..............................        0.03        0.01       0.02       0.01       0.07       0.22

Capital Ratios:
Stockholders' equity to total assets at end of period........        8.37        6.98       7.38       8.33       8.22       9.77
Tangible stockholders' equity to tangible assets at end of
  period.....................................................        7.51        6.37       6.78       7.65       7.42       9.75

                                                                  1992
                                                                ---------

Other Data(4):
  Performance Ratios:
  Return on assets(2)........................................       0.73%
  Return on equity(2)........................................       6.27
  Equity to assets...........................................      11.70
  Interest rate spread.......................................       2.52
  Net interest margin........................................       3.05
  Interest-earning assets to interest-bearing liabilities....        112
  Noninterest expense to assets(2)...........................       1.81
  Efficiency ratio(5)........................................      55.65
  Cash dividends per share(3)................................  $    0.11

Asset Quality Ratios:
Nonperforming loans to total loans at end of period..........       2.80%
Nonperforming assets to total assets at end of period........       1.16
Allowance for loan losses to total loans at end of
  period.....................................................       1.48
Allowance for loan losses to nonperforming loans at end of
  period.....................................................      52.96
Ratio of net charge-offs during the period to average loans
  outstanding during the period..............................       0.05
Capital Ratios:
Stockholders' equity to total assets at end of period........      11.35
Tangible stockholders' equity to tangible assets at end of
  period.....................................................      11.32

------------------------
(1) In April 1997, the Company completed its acquisition of Troy Hill
    Federal Savings Bank. As a result of the acquisition, PennFirst acquired $109.3 million in assets, including total loans of $90.0 million, and total liabilities of $89.4 million, including $53.8 million of deposits. In March 1994, the Company completed its acquisition of ESB Bancorp, Inc. As a result of the acquisition, PennFirst acquired $147.2 million in assets, including total loans of $65.0 million, and total liabilities of $121.3 million, including $114.2 million in deposits. Both acquisitions were accounted for under the purchase method of accounting. Consequently, the operating results and assets and liabilities acquired are included only from the date of acquisition.

(2) Exclusive of the $2.2 million ($1.3 million net of applicable income tax benefits) one-time special Savings Association Insurance Fund ("SAIF") assessment, PennFirst's noninterest expense, return on assets, return on equity and noninterest expense to assets ratios would have been $6.1 million, 0.62%, 8.11% and 1.19%, respectively, for the nine months ended September 30, 1996 and $8.3 million, 0.61%, 8.08% and 1.21%, respectively, for the year ended December 31, 1996.

(3) Adjusted for prior stock dividends.

(4) With the exception of end of period ratios, all ratios are based on average monthly balances during the respective periods and are annualized where appropriate.

(5) The ratio is calculated by dividing noninterest operating expenses by total recurring operating revenues (securities and other asset sales excluded from revenue), adjusted by removing non cash charges such as intangible amortization and special foreclosed real estate charges and any special non-recurring expense (such as the one-time special SAIF assessment in 1996).

(6) Includes a special cash dividend of $.50 per share paid in June 1996.

                                     RISK FACTORS

    An investment in the Preferred Securities involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained in this Prospectus, the following factors in evaluating the Company, its business and the Trust Issuer before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and the Trust Issuer. It should be recognized that other risks, including general economic factors and expansion strategies, may be significant, presently or in the future, and the risks set forth below may affect PennFirst and the Trust Issuer to a greater extent than indicated.

RISK FACTORS RELATING TO THE OFFERING

Subordination of the Guarantee and the Junior Subordinated Debentures

    The obligations of PennFirst under the Guarantee issued by PennFirst for the benefit of the holders of the Preferred Securities and under the Junior Subordinated Debentures issued to the Trust Issuer will be unsecured and will rank subordinate and junior in right of payment to all Senior Indebtedness of PennFirst. At September 30, 1997, PennFirst had no outstanding Senior Indebtedness. There is no limitation on the amount of Senior Indebtedness, or subordinated debt which is pari passu with the Junior Subordinated Debentures, which PennFirst may issue. Because PennFirst is a holding company, the right of PennFirst to participate in any distribution of assets of any subsidiary, including the Banks, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary (including depositors in the Banks), except to the extent that PennFirst may itself be recognized as a creditor of that subsidiary. If PennFirst is a creditor of a subsidiary, the claims of PennFirst would be subject to any prior security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that of PennFirst. Accordingly, the Junior Subordinated Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of PennFirst's subsidiaries, including the Banks. At September 30, 1997 the Banks had aggregate liabilities of $738.7 million (including $394.1 million in deposits). Only the capital stock of PennFirst is currently junior in right of payment to the Junior Subordinated Debentures to be issued to the Trust Issuer. Holders of the Junior Subordinated Debentures will be able to look only to the assets of PennFirst for payments on the Junior Subordinated Debentures. None of the

Indenture, the Guarantee, the Expense Agreement or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by PennFirst. PennFirst may, from time to time, incur indebtedness constituting Senior Indebtedness. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Junior Subordinated Debentures--Subordination."

Source of Payments to Holders of Preferred Securities

    As a savings and loan holding company, PennFirst conducts its operations principally through its subsidiaries and, therefore, its principal source of cash, other than its investing and financing activities, is the receipt of dividends from the Banks. Since PennFirst is without significant assets other than the capital stock of the Banks, the ability of PennFirst to pay interest on the principal of the Junior Subordinated Debentures to the Trust Issuer (and consequently, the Trust Issuer's ability to pay Distributions on the Preferred Securities and PennFirst's ability to pay its obligations under the Guarantee) will be dependent on the ability of the Banks to pay dividends to PennFirst in amounts sufficient to service PennFirst's obligations. PennFirst may become obligated to make other payments with respect to securities issued by PennFirst in the future which are pari passu or have a preference over the Junior Subordinated Debentures issued to the Trust Issuer with respect to the payment of principal, interest or dividends. There is no restriction on the ability of PennFirst to issue, or limitations on the amount of securities which PennFirst may issue, which are pari passu or have a preference over the Junior Subordinated Debentures issued to the Trust Issuer, nor is there any restriction on the ability of the Banks to issue additional capital stock or incur additional indebtedness.

    There are legal limitations on the source and amount of dividends that savings bank such as the Banks are permitted to pay. The current OTS regulation applicable to the payment of dividends or other capital distributions by savings institutions imposes limits on capital distributions based on an institution's regulatory capital levels and net income. An institution that meets or exceeds all of its fully phased-in capital requirements (both before and after giving effect to the distribution) and is not in need of more than normal supervision would be a "Tier 1 association." A Tier 1 association may make capital distributions during a calendar year of up to the greater of (i) 100% of net income for the current calendar year plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year or (ii) 75% of its net income over the most recent four quarters. At September 30, 1997, the Banks could have paid
aggregate dividends totaling approximately $16.0 million.   Any additional
capital distributions would require prior regulatory approval. The Banks currently exceed their fully phased-in capital requirements and both qualify as Tier 1 associations under the regulation, but there is no assurance that the Banks will continue to so qualify. See "Regulation-Regulatory Capital Requirements."

    An institution that meets the minimum regulatory capital requirements but does not meet the fully phased-in capital requirements would be a "Tier 2 association," which may make capital distributions of between 25% and 75% of its net income over the most recent four-quarter period, depending on the institution's risk-based capital level. A "Tier 3 association" is defined as an institution that does not meet all of the minimum regulatory capital requirements and therefore may not make any capital distributions without the prior approval of the OTS.

    Savings institutions must provide the OTS with at least 30 days written notice before making any capital distributions. All such capital distributions are also subject to the OTS' right to object to a distribution on safety and soundness grounds.

Right to Defer Interest Payment Obligation; Tax Consequences; Market Price Consequences

    So long as no event of default under the Indenture has occurred and is continuing, PennFirst has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures, at any time or from time to time, for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust Issuer would also be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled would accumulate additional Distributions thereon at the rate of ___% per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, PennFirst may not, and may not permit any subsidiary of PennFirst to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of PennFirst's capital stock, (other than (a) the reclassification of PennFirst's capital stock into another class of capital stock, (b) dividends or distributions in common stock of PennFirst, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of PennFirst's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of PennFirst that rank pari passu with or junior in interest to the Junior Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by PennFirst of the debt securities of any subsidiary of PennFirst if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee. Prior to the termination of any such Extension Period, PennFirst may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest thereon at the annual rate of ___%, compounded quarterly from the relevant payment date for such interest, to the extent permitted by applicable law), PennFirst may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that PennFirst may elect to begin an Extension Period so long as no event of default under the Indenture has occurred and is continuing. See "Description of the Preferred Securities--

Distributions" and "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation."

    If an Extension Period were to occur, a holder of the Preferred Securities would continue to accrue income (in the form of original issue discount) for United States federal income tax purposes in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by the Trust Issuer. As a result, a holder of the Preferred Securities would be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of cash and would not receive the cash related to such income from the Trust Issuer if the holder disposed of the Preferred Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales or Redemption of the Preferred Securities."

    PennFirst has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures. However, should PennFirst elect to exercise such right in the future, the market price of the Preferred Securities would likely be adversely affected. A holder that disposed of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continued to hold its Preferred Securities. In addition, as a result of the existence of PennFirst's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that are not subject to such deferrals.

Optional Redemption After 2002

    PennFirst has the right to redeem the Junior Subordinated Debentures prior to their stated Maturity on or after ______, 2002 in whole at one time or in part from time to time. The exercise of such right may be subject to PennFirst having received prior regulatory approval. See "Description of the Junior Subordinated Debentures--General."

Redemption Due to Tax Event, Investment Company Event or Capital Treatment Event

    PennFirst has the right, but not the obligation, to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring before or after __________, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right may be subject to PennFirst having received prior regulatory approval.

    A "Tax Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures,
(ii) interest payable by PennFirst on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by PennFirst, in whole or in part, for United States federal income tax purposes or (iii) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Trust Issuer or PennFirst must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

    "Investment Company Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change occurs or becomes effective on or after the date of original issuance of the Preferred Securities.

    "Capital Treatment Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Preferred Securities would not constitute Tier 1 Capital (or the then equivalent thereof) applied as if PennFirst (or its successor) were a bank holding company for purposes of applicable capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to PennFirst.

    "Opinion of Counsel" means an opinion in writing of independent legal counsel experienced in such matters as are being opined upon.

Exchange of Preferred Securities for Junior Subordinated Debentures; Redemption and Tax Consequences

    PennFirst has the right at any time to dissolve the Trust Issuer and, after the satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust Issuer. The exercise of such right may be subject to PennFirst having received prior regulatory approval. PennFirst will have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by the Trust Issuer, in which event the Trust Issuer will redeem the Preferred Securities on a pro rata basis to the same extent as the Junior Subordinated

Debentures are redeemed by PennFirst. Any such distribution or redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required under applicable capital guidelines or regulatory policies.
See "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders" and "Description of the Junior Subordinated Debentures--Redemption or Exchange."

    Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of the Trust Issuer would not be a taxable event to holders of the Preferred Securities. If, however, the Trust Issuer were characterized as an association taxable as a corporation at the time of the dissolution of the Trust Issuer, the distribution of the Junior Subordinated Debentures would constitute a taxable event to holders of Preferred Securities. Moreover, any redemption of the
Preferred Securities for cash would be a taxable event to such holders.   See
"Certain Federal Income Tax Consequences--Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities" and "--Sales or Redemption of the Preferred Securities."

    There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust Issuer. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures as a result of the liquidation of the Trust, and because payments on the Junior Subordinated Debentures are the sole source of funds for Distributions and redemptions of the Preferred Securities, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein.

    If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust Issuer, PennFirst will use its reasonable efforts to list the Junior Subordinated Debentures on the Nasdaq Stock Market's National Market or SmallCap Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

Rights under the Guarantee

    The Guarantee guarantees to the holders of the Preferred Securities the following payments, to the extent not paid by the Trust Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time, (ii) the redemption price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities in exchange therefor), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after payment of creditors of the Trust Issuer as required by applicable law.

    If PennFirst were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Trust Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against PennFirst to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust Issuer, the Guarantee Trustee or any other person or entity. In the event an event of default under the Indenture shall have occurred and be continuing and such event is attributable to the failure of PennFirst to pay interest on or principal of the Junior Subordinated Debentures on the applicable payment date, a holder of the Preferred Securities may institute a legal proceeding directly against PennFirst for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by PennFirst of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute an event of default under the Indenture. In connection with any Direct Action, PennFirst will have a right of set-off under the Indenture to the extent of any payment made by PennFirst to such holder of the Preferred Securities in the Direct Action. Except as described herein, holders of the Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. The Bank of New York will act as the guarantee trustee under the Guarantee (the "Guarantee Trustee") and will hold the Guarantee for the benefit of the holders of the Preferred Securities.
The Bank of New York will also act as Debenture Trustee for the Junior Subordinated Debentures and as Property Trustee, and The Bank of New York (Delaware) will act as Delaware Trustee under the Trust Agreement. See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities," "Description of the Junior Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of the Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

Limited Covenants

    The covenants in the Indenture are limited and there are no covenants in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures or Preferred Securities, respectively, in the event of a material adverse change in PennFirst's financial condition or results of operations or limits the ability of PennFirst or any subsidiary to incur or assume additional indebtedness or other obligations. Additionally, neither the Indenture nor the Trust Agreement contains any financial ratios or specified levels of liquidity to which PennFirst must adhere. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether PennFirst will be able to or will comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

Limited Voting Rights

    Holders of the Preferred Securities will generally have limited voting rights relating only to the modification of the Preferred Securities and the exercise of the Trust Issuer's rights as holder of the Junior Subordinated Debentures and the Guarantee. Holders of the Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or the Administrative Trustees, as such voting rights are vested exclusively in PennFirst, as the holder of the Common Securities (except, with respect to the Property Trustee and the Delaware Trustee, upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and PennFirst may amend the Trust Agreement without the consent of holders of the Preferred Securities to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement" and "--Removal of the Trust Issuer Trustees."

Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations

    There is no current public market for the Preferred Securities. Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market. However, one of the requirements for listing and continued listing is the presence of two market makers for the Preferred Securities. PennFirst has been advised that the Underwriter intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be discontinued at any time. Therefore, there is no assurance that an active trading market will develop for the Preferred Securities or, if such market develops, that it will be maintained or that the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. Accordingly, holders of Preferred Securities may experience difficulty reselling them or may be unable to sell them at all. The public offering price for the Preferred Securities has been determined through negotiations between PennFirst and the Underwriter. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of PennFirst and general industry and economic conditions.

    Further, should PennFirst exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities would be likely to trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder of Preferred Securities that disposed of its Preferred Securities between record dates for payments of Distributions (and consequently did not receive a Distribution from the Trust Issuer for the period prior to such disposition) would nevertheless be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to the adjusted tax basis of the Preferred Securities disposed of. Upon disposition of the Preferred Securities, such holder would recognize a capital loss to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) was less than its adjusted tax basis (which would include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Sales or Redemption of the Preferred Securities."

Possible Tax Law Changes Affecting the Preferred Securities

    Under current law, PennFirst will be able to deduct interest on the Junior Subordinated Debentures. However, there is no assurance that future legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change would give rise to a Tax Event. A Tax Event would permit PennFirst, upon receipt of regulatory approval if then required under applicable capital guidelines or regulatory policies, to cause a redemption of the Preferred Securities before, as well as after, __, 2002. See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

RISK FACTORS RELATING TO THE COMPANY

Potential Impact of Changes in Interest Rates

    The Banks' profitability is dependent to a large extent on its net interest income, which is the difference between its income on interest-earning assets and its expense on interest-bearing liabilities. The Banks, like most financial institutions, are affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises in part from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets than liabilities repricing or maturing over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities than assets repricing or maturing over a given time frame is considered liability-sensitive and is
reflected as a negative gap.   A liability-sensitive position (i.e., a
negative gap) will generally enhance earnings in a falling interest rate environment and reduce earnings in a rising interest rate environment, while an asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will reduce earnings in a falling interest rate environment. Fluctuations in interest rates are not predictable or controllable. At September 30, 1997, the Company had a consolidated one year cumulative negative gap of 12.0%. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management" and "--Interest Rate Sensitivity" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, a copy of which is attached hereto as Appendix A, and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Asset and Liability Management" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, a copy of which is attached hereto as Appendix B.

Allowance for Loan Losses

    Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of the Company's regulators (who have the authority to require additional reserves), and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, especially in Pennsylvania where the Company's exposure is greatest, the loan loss reserve so determined by the Company may not be adequate. There can be no assurance that the allowance will be adequate to cover loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the allowance for loan losses in the future. At September 30, 1997, the ratio of the Company's allowance for loan losses to total loans was 1.42% and the allowance for loan losses to non-performing loans was 96.9%. See "Business-Allowances for Losses on Loans and Real Estate Owned" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, a copy of which is attached hereto as Appendix A, and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Provision for (recoveries of) loan losses" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, a copy of which is attached hereto as Appendix B.

Regulatory Oversight

    The Banks are subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. The Banks are members of the FHLB of Pittsburgh and are subject to certain limited regulation by the Federal Reserve Board. As the holding company of the Banks, PennFirst is also subject to regulation and oversight by the OTS. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company and the Banks and their operations.
Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Banks and the Banks' competitors which in turn could have a material adverse effect on the Banks and their operations. See "Business-Regulation" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, a copy of which is attached hereto as Appendix A.

Composition of Loan Portfolio

    Most of the loans in the Company's portfolio are secured by real estate. At September 30, 1997, approximately 95% of the Company's total loans receivable were secured by properties located in Pennsylvania. Conditions in the real estate markets in which the collateral for the Company's mortgage loans are located strongly influence the level of the Company's non-performing loans and its results of operations. Real estate values are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and natural disasters. Declines in real estate markets could negatively impact the value of the collateral securing
the Company's loans and its results of operations.   See "Business" in the
Company's Annual Report on Form 10-K for the year ended December 31, 1996, a copy of which is attached hereto as Appendix A.

    As of September 30, 1997, $221.2 million, or 64.4% of the Company's total loan portfolio consisted of loans secured by first liens on one- to four-family residences. At that date, $37.7 million or 11.0% of the Company's total loan portfolio consisted of commercial and multi-family real estate loans, $24.3 million or 7.1% of the Company's total loan portfolio consisted of construction loans, $8.2 million or 2.4% of the Company's total loan portfolio consisted of commercial business loans, and $51.9 million or 15.1% of the Company's total loan portfolio consisted of consumer loans. Although these types of loans generally have higher yields than one- to four-family loans, such loans generally carry a higher level of credit risk than do single-family residential loans. See "Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, a copy of which is attached hereto as Appendix A.

Competition

    The Company faces substantial competition in purchasing and originating real estate loans and in attracting deposits. The Company's competition in originating real estate loans is principally from banks, other thrifts, mortgage banking companies, real estate financing conduits, and small insurance companies. In purchasing real estate loans the Company competes with other participants in the secondary mortgage market. Many entities competing with the Company enjoy competitive advantages over the Company relative to a potential borrower or seller in terms of a prior business relationship, wide geographic presence or more accessible branch office locations, the ability to offer additional services or more favorable pricing alternatives, a lower origination and operating cost structure, and other relevant items. Increased competition in the areas in which the Company conducts operations from traditional competitors or new sources could result in a decrease in the origination or purchase of mortgage loans and could adversely affect the Company's results of operations. In its deposit gathering activities, the Company competes with insured depository institutions such as thrifts, credit unions, and banks, as well as uninsured investment alternatives including money market funds. These competitors may offer higher rates than the Company, which could result in the Company either attracting fewer deposits or in requiring the Company to increase the rates it pays to attract deposits. Increased deposit competition could adversely affect the Company's ability to generate the funds necessary for its lending operations and could adversely affect the Company's results of operations. See "Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, a copy of which is attached hereto as Appendix A.

                                   USE OF PROCEEDS

    All of the proceeds from the sale of the Preferred Securities will be invested by the Trust Issuer in Junior Subordinated Debentures. The net proceeds to the Company from the sale of the Junior Subordinated Debentures are estimated to be approximately $_____ million ($____ million if the Underwriter's over-allotment option is exercised in full after deduction of the underwriting discount and estimated expenses), PennFirst intends to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, including, but not limited to, acquisitions by either the Company or the Banks (although there presently exist no agreements or understandings with respect to any such acquisition), capital contributions to the Banks to support growth and for working capital, and possible repurchase of shares of PennFirst's common stock, subject to acceptable market conditions.

                         MARKET FOR THE PREFERRED SECURITIES

    Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market under the symbol "PWBCP." Although the Underwriter has informed the Company that it presently intends to make a market in the Preferred Securities, the Underwriter is not obligated to do so and any such market making may be discontinued at any time. Accordingly, there is no assurance that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."

                                 ACCOUNTING TREATMENT

    For financial reporting purposes, the Trust Issuer will be treated as a subsidiary of the Company and, accordingly, the Trust Issuer's financial statements will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated statements of financial condition of the Company under the caption "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures" and appropriate disclosures about the Preferred Securities will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Company will record distributions payable on the Preferred Securities as an interest expense in the consolidated statements of operations.

    In its future financial reports, the Company will: (i) present the Preferred Securities on the Company's statements of financial condition as a separate line item entitled "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures;" (ii) include in a footnote to the financial statements disclosure that the sole assets of the Trust Issuer are the Junior Subordinated Debentures specifying the principal amount, interest rate and maturity date of Junior Subordinated Debentures held; and (iii) if Staff Accounting Bulletin No. 53 treatment is sought, include, in an audited footnote to the financial statements, disclosure that (a) the Trust Issuer is wholly owned, (b) the sole assets of the Trust Issuer are its Junior Subordinated Debentures, and (c) the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement and the Guarantee, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust Issuer's obligations under the Preferred Securities.

                          RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods indicated.


                                   Nine Months
                                      Ended
                                  September 30,                  Year Ended December 31,
                                  -------------         ---------------------------------------
                                  1997     1996         1996     1995      1994    1993    1992
                                  ----     ----         ----     ----      ----    ----    ----

Earnings to Fixed  Charges:
Including intereston deposits     1.20x    1.09x        1.11x    1.20x     1.29x   1.35x   1.28x

Excluding intereston deposits     1.35x    1.16x        1.19x    1.38x     1.58x   1.80x   2.21x

    For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense.

                                    CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of September 30, 1997, as adjusted to give effect to the consummation of the offering of the Preferred Securities. The following data should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company included in the Appendices attached hereto.

                                                                                                As
                                                                         Actual              Adjusted
                                                                         ------              --------
                                                                                (In thousands)
Deposits.............................................................    $394,130            $394,130
Borrowings:
   FHLB of Pittsburgh advances.......................................     335,845             335,845
   Other borrowings..................................................      14,816              14,816
                                                                         --------            --------
       Total deposits and borrowed funds.............................     744,791             744,791
                                                                         --------            --------
Guaranteed Preferred Beneficial Interests in the Company's Junior
Subordinated Debentures(1)...........................................          --              20,000
                                                                         --------            --------
Stockholders' equity:
   Preferred Stock, $.01 par value; 5,000,000 authorized; none issued         --                  --

   Common stock, $.01 par value, 10,000,000 shares authorized;
     5,819,808 issued and 5,310,173 shares outstanding...............          58                  58

Additional paid-in capital...........................................      48,595              48,595
Retained income, substantially restricted............................      26,787              26,787
Treasury stock, at cost; 509,635 shares..............................      (6,630)             (6,630)
Unearned Employee Stock Ownership Plan shares........................      (2,659)             (2,659)
Unvested shares held by Management Recognition Plan..................        (237)               (237)
Unrealized gain on securities available for sale, net................       2,912               2,912
                                                                         --------            --------
       Total stockholders' equity....................................      68,826              68,826
                                                                         --------            --------


-------------------
(1) Preferred Securities of the Trust Issuer representing beneficial interests in $20.0 million aggregate principal amount of the Junior Subordinated Debentures issued by the Company to the Trust Issuer. The Junior Subordinated Debentures will bear interest at the annual rate of ___% of the principal amount thereof, payable quarterly and will mature on _________, 2027. The Company owns all of the Common Securities of the Trust Issuer.

                       DESCRIPTION OF THE PREFERRED SECURITIES

General

    The following is a summary of certain terms and provisions of the Preferred Securities. This summary of certain terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Agreement. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Unless otherwise expressly stated or the context otherwise requires, all references to the "Company" appearing under this caption "Description of the Preferred Securities" and under the caption "Description of the Junior Subordinated Debentures" shall mean PennFirst Bancorp, Inc. excluding its consolidated subsidiaries.

Distributions

    The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust Issuer. Distributions on such Preferred Securities will be payable at the annual rate of ___% of the stated Liquidation Amount of $10, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, to the holders of the Preferred Securities on the relevant record dates. The record date will be the 15th day of the preceding month in which the relevant Distribution payment date occurs. Distributions will accumulate from the date of the initial issuance of the Preferred Securities and are cumulative. The first Distribution payment date for the Preferred Securities will be March 1, 1998. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the principal corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

    So long as no event of default under the Indenture has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral of interest, quarterly Distributions on the Preferred Securities by the Trust Issuer will also be deferred during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of ___% thereof, compounded quarterly from the relevant payment date for such Distributions. The term "Distributions" as used herein, shall include any such additional Distributions. During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock other than payments pursuant to the Guarantee (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest on the Junior Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarters periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then
accrued and unpaid (together with interest thereon at the rate of    %,
compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period. There is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

    The revenue of the Trust Issuer available for distribution to holders of its Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Trust Issuer will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust Issuer has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company on a limited basis as set forth herein under "Description of the Guarantee."

    The Company has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures.

Subordination of the Common Securities

    Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of the Preferred Securities and the Common Securities; provided, however, that if on any Distribution Date or Redemption Date an event of default under the Indenture shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or, in the case of payment of the Redemption Price, the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

    In the case of any event of default under the Trust Agreement resulting from an event of default under the Indenture, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such event of default under the Trust Agreement until the effect of all such events of default with respect to the Preferred Securities shall have been cured, waived or otherwise eliminated. Until any such events of default under the Trust Agreement shall have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

Redemption

    The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or earlier redemption as provided in the Indenture. The proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Preferred Securities upon not less than 30 nor more than 60 days notice prior to the date fixed for repayment or redemption, at a redemption price equal to the aggregate Liquidation Amount of such Preferred Securities plus accumulated and unpaid Distributions thereon (the "Redemption Price") to the date of redemption (the "Redemption Date"). For a description of the Stated Maturity and redemption provisions of the Junior Subordinated Debentures, see "Description of the Junior Subordinated Debentures--General" and "--Redemption or Exchange."

    The Company has the option to redeem the Junior Subordinated Debentures prior to maturity on or after ________, 2002, in whole at any time or in part from time to time, and thereby cause a mandatory redemption of a Like Amount of the Preferred Securities. See "Description of the Junior Subordinated Debentures--Redemption or Exchange." Any time that a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined below) shall occur and be continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Preferred Securities in whole (but not in part). See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

Redemption Procedures

    Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of a Like Amount of the Junior Subordinated Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be paid on each Redemption Date only to the extent that the Trust Issuer has funds on hand available for the payment of such Redemption Price. See also "Description of the Preferred Securities--Subordination of the Common Securities."

    If the Trust Issuer gives a notice of redemption in respect of the Preferred Securities, then, by 10:00 a.m., New York City time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with the DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for the Preferred Securities called for redemption shall be payable to the holders of the Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then, upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding.

    In the event that any date fixed for redemption of the Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day.
In the event that payment of the Redemption Price in respect of the Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust Issuer or by the Company pursuant to the Guarantee as described under "Description of the Guarantee," Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Trust Issuer for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

    Subject to applicable law (including, without limitation, United States federal securities law), the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by private agreement.

    Payment of the Redemption Price on the Preferred Securities and any distribution of the Junior Subordinated Debentures to holders of the Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date shall be one business day prior to the relevant Redemption Date, however, in the event the Preferred Securities do not remain in book entry form, the relevant record date shall be the date at least 15 days prior to the Redemption Date or liquidation date, as applicable.

    If less than all of the Preferred Securities and Common Securities issued by the Trust Issuer are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of the Preferred Securities and Common Securities to be redeemed shall be allocated pro rata to the Preferred Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, or if the Preferred Securities are then held in the form of a global preferred security in accordance with DTC's customary procedures. The Property Trustee shall promptly notify the trust registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of the Preferred Securities shall relate, in the case of the Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Amount of the Preferred Securities which has been or is to be redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of the Preferred Securities to be redeemed at its registered address. Unless the Company defaults in payment of the Redemption Price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders

    The Company has the right at any time to dissolve the Trust Issuer and, after satisfaction of the liabilities of creditors of the Trust Issuer as provided by applicable law, cause Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in exchange therefor upon liquidation of the Trust Issuer.

    After the liquidation date fixed for any distribution of the Junior Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) DTC or its nominee, as the registered holder of Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Preferred Securities held by DTC or its nominee, (iii) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on such series of the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

    Under current United States federal income tax law and interpretations, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities."

Liquidation Distribution upon Dissolution

    Pursuant to the Trust Agreement, the Trust Issuer shall automatically dissolve upon expiration of its term and shall dissolve on the first to occur of (i) certain events of bankruptcy, dissolution or liquidation of the Company, subject in certain instances to any such event remaining in effect for a period of 90 consecutive days; (ii) the distribution of a Like Amount of the Junior Subordinated Debentures to the holders of its Preferred Securities, if the Company, as depositor, has given written direction to the Property Trustee to dissolve the Trust Issuer (which direction is optional and wholly within the discretion of the Company, as depositor); (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities-Redemption;" and (iv) the entry of an order for the dissolution of the Trust Issuer by a court of competent jurisdiction.

    If an early dissolution occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, the Trust Issuer shall be liquidated by the Trust Issuer Trustees as expeditiously as the Trust Issuer Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, to the holders of the Preferred Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust Issuer available for distribution to holders, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, an amount equal to, in the case of holders of the Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust Issuer has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust Issuer on Preferred Securities shall be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that if an event of default under the Indenture has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities with respect to any such distributions.

Events of Default; Notice

    Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of an event of default under the Indenture (see "Description of the Junior Subordinated Debentures--Debenture Events of Default"); or

         (ii) default in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

        (iii)default in the payment of any Redemption Price of any Preferred Security when it becomes due and payable; or

         (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trust Issuer Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Trust Issuer Trustee or Trustees by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

    Within 90 days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default shall have been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

    If an event of default under the Indenture has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities as described above. See "Description of the Preferred
Securities--Subordination of the Common Securities" and "--Liquidation Distribution Upon Termination". The existence of an event of default does not entitle the holders of the Preferred Securities to accelerate the payment thereof.

Removal of the Trust Issuer Trustees

    Unless an event of default under the Indenture shall have occurred and be continuing, any Trust Issuer Trustee may be removed at any time by the holder of the Common Securities. If an event of default under the Indenture has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of any Trust Issuer Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

Co-trustees and Separate Property Trustee

    Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act, if applicable, or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In the event an event of default under the Indenture has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

Merger or Consolidation of the Trust Issuer Trustees

    Any entity into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Trustee shall be a party or any entity succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Trust Agreement, provided such entity shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust Issuer

    The Trust Issuer may not merge with or into, consolidate, amalgamate, be replaced by, convey, transfer or lease its properties and assets substantially as an entirety to any entity or other Person, except as described below or as otherwise described in the Trust Agreement. The Trust Issuer may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, be replaced by, convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any State: provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust Issuer with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities in priority with respect to Distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are registered or listed, or any Successor Securities will be registered or listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then registered or listed (including, if applicable, the Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Trust Issuer, (vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the Trust Issuer experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust Issuer nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") and (viii) the Company or any permitted successor or assignee owns all of the common securities or its equivalent of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust Issuer shall not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust Issuer or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of the Trust Agreement

    Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

    The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities, (i) with respect to acceptance of appointment of a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust at all times that the Preferred Securities are outstanding or to ensure that the Trust Issuer will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action shall not adversely affect in any material respect the interests of any holder of the Preferred Securities, and any such amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the Preferred Securities. The Trust Agreement may be amended by the Trust Issuer Trustees and the Company with (i) the consent of holders representing not less than a majority (based upon Liquidation Amounts) of the outstanding Preferred Securities and (ii) receipt by the Trust Issuer Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trust Issuer Trustees in accordance with such amendment will not affect the Trust Issuer's status as a grantor trust for United States federal income tax purposes or the Trust Issuer's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of the Preferred Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Preferred Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Preferred Securities as of a specified date or (b) restrict the right of a holder of the Preferred Securities to institute suit for the enforcement of any such payment on or after such date.

    So long as the Junior Subordinated Debentures are held by the Property Trustee, the Trust Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of the Junior Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trust Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee shall notify each holder of the Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trust Issuer Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust Issuer will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

    Any required approval of holders of the Preferred Securities may be given at a meeting of holders of the Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of the Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the Preferred Securities in the manner set forth in the Trust Agreement.

    No vote or consent of the holders of the Preferred Securities will be required for the Trust Issuer to redeem and cancel the Preferred Securities in accordance with the Trust Agreement.

    Notwithstanding that holders of the Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trust Issuer Trustees or any affiliate of the Company or the Trust Issuer Trustees shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Liquidation Value

    The amount payable on the Preferred Securities in the event of any liquidation of the Trust Issuer is $10 per Preferred Security plus accumulated and unpaid Distributions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities
--Liquidation Distribution Upon Termination."

Expenses and Taxes

    In the Indenture, the Company, as borrower, has agreed to pay all debts and other obligations (other than with respect to the Preferred Securities) and all costs and expenses of the Trust Issuer (including costs and expenses relating to the organization of the Trust Issuer, the fees and expenses of the Trust Issuer Trustee and the costs and expenses relating to the operation of the Trust Issuer) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Trust Issuer might become subject. The foregoing obligations of the Company under the Indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Company directly against the Company, and the Company has irrevocably waived any right or remedy to require that any such Creditor take any action against the Trust Issuer or any other person before proceeding against the Company. The Company has also agreed in the Indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

Book Entry, Delivery and Form

    The Preferred Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole on in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of such Depository or a nominee of such successor.

    Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective principal amounts of the Preferred Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of Persons held through Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

    So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such global security for all purposes under the Junior Subordinated Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of the Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Junior Subordinated Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Preferred Securities under the Junior Subordinated Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Junior Subordinated Indenture, DTC would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the Preferred Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the interest of each Participant to be redeemed.

    Distributions on the Preferred Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Preferred Securities. None of the Company, the Trust Issuer Trustee, the Administrators, any Paying Agent or any other agent of the Company or the Trust Issuer Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Trust Issuer Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as may be in effect from time to time.

    DTC may discontinue providing its services as securities depository with respect to the Preferred Securities at any time by giving reasonable notice to the Company or the Trust Issuer Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Securities in definitive form upon registration of transfer of, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Preferred Securities represented by one or more global securities and, in such event, will issue Preferred Securities in definitive form in exchange for all of the global securities representing such Preferred Securities.

    DTC has advised the Company and the Trust Issuer as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

Same-Day Settlement and Payment

    Settlement for the Preferred Securities will be made by the Underwriter in immediately available funds.

    Secondary trading in preferred securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Preferred Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Preferred Securities.

Payment and Paying Agency

    Payments in respect of the Preferred Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Preferred Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto. as such address appears on the securities register for the Trust Securities.
The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrators. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Administrators. If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrators) to act as Paying Agent.

Registrar and Transfer Agent

    The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust Issuer, except for the payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. In the event of any redemption, the Trust Issuer will not be required to (i) issue, register the transfer of, or exchange any Preferred Securities during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or (ii) register the transfer of or exchange any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.

Information Concerning the Property Trustee

    The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust

Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as it deems advisable and in the best interests of the holders of the Preferred Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust Issuer in such a way that the Trust Issuer will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust Issuer or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

    Holders of the Preferred Securities have no preemptive or similar rights.

    The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the laws of the State of Delaware.

                  DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

    The Junior Subordinated Debentures are to be issued under an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an Indenture under the Trust Indenture Act. This summary of certain terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

    Concurrently with the issuance of the Preferred Securities, the Trust
Issuer will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures. The Junior Subordinated Debentures will bear interest at the annual rate of
  %, payable quarterly in arrears on March 1, June 1, September 1 and
December 1 of each year (each, an "Interest Payment Date"), commencing
March 1, 1998,
to the person in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Trust Issuer, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding
Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of % thereof, compounded quarterly from the relevant Interest Payment Date. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest (as defined below), as applicable.

    The Junior Subordinated Debentures will mature on             , 2027 (the
"Stated Maturity").

    The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt and Subordinated Debt (collectively "Senior Indebtedness") of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary, including the Banks, upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and holders of the Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt and Subordinated Debt, whether under the Indenture or any existing or other indenture that the Company may enter into in the future or otherwise.

Right to Defer Interest Payment Obligation

    So long as no event of default under the Indenture has occurred and is continuing, the Company has the right under the Indenture at any time or from time to time during the term of the Junior Subordinated Debentures to defer the payment of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest on such unpaid interest at the annual rate of
    %, compounded quarterly from the relevant Interest Payment Date, to the extent permitted by applicable law, referred to herein as "Compounded Interest"). During an Extension Period, interest would continue to accrue and holders of the Junior Subordinated Debentures would be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

    During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company,
(c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees) or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other then payments pursuant to the Guarantee; and (iii) the Company shall not redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest
thereon at the rate of     %, compounded quarterly, to the extent permitted by
applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date interest on the Junior Subordinated Debentures would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice of the record date, or the date such Distributions are payable, to the Nasdaq Stock Market's National Market or other applicable self-regulatory organization or to holders of the Preferred Securities as of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

Additional Interest

    If the Trust Issuer or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts (the "Additional Sums") on the Junior Subordinated Debentures as shall be required so that the Distributions payable by the Trust Issuer shall not be reduced as a result of any such additional taxes, duties or other governmental charges.

Redemption or Exchange

    The Company will have the right to redeem the Junior Subordinated
Debentures prior to maturity (i) on or after     , 2002, in whole at any time
or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required.

    "Investment Company Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

    "Capital Treatment Event" means the receipt by the Trust of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Preferred Securities would not constitute Tier 1 Capital (or the then equivalent thereof) applied as if the Company (or its successor) were a bank holding company for purposes of the capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to the Company. There are currently no capital adequacy guidelines applicable to savings bank holding companies such as the Company.

    The Junior Subordinated Debentures will not be subject to any sinking fund.

    "Tax Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to United Stated federal income tax with respect to income received or accrued on the Junior Subordinated Debentures,
(ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

    "Opinion of Counsel" means an opinion in writing of independent legal counsel experienced in such matters as being opined upon, that is delivered to the Trustee.

    "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust Issuer on the outstanding Preferred Securities and Common Securities shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust Issuer has become subject as a result of a Tax Event.

    "Like Amount" means (i) with respect to a redemption of the Preferred Securities, Preferred Securities having a Liquidation Amount equal to that portion of the principal amount of the Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Preferred Securities pro rata based upon the relative Liquidation Amounts of such Preferred Securities and the proceeds of which will be used to pay the Redemption Price of such Preferred Securities and (ii) with respect to a distribution of the Junior Subordinated Debentures to holders of the Preferred Securities in exchange therefor in connection with a dissolution or liquidation of the Trust Issuer, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities of the holder to whom such Junior Subordinated Debentures would be distributed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

Registration, Denomination and Transfer

    The Junior Subordinated Debentures will initially be registered in the name of the Trust Issuer. If the Junior Subordinated Debentures are distributed to holders of Preferred Securities, it is anticipated that the depository arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Description of Preferred Securities -- Book Entry, Delivery and Form."

    Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.

    Payments on Junior Subordinated Debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the Junior Subordinated Debentures, as described under "Description of Preferred Securities -- Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debenture Trustee in New York, New York or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto. However, a holder of $1 million or more in aggregate principal amount of Junior Subordinated Debentures may receive payments of interest (other than interest payable at the Stated Maturity) by wire transfer of immediately available funds upon written request to the Debenture Trustee not later than 15 calendar days prior to the date on which the interest is payable.

    Junior Subordinated Debentures will be exchangeable for other Junior Subordinated Debentures of like tenor, of any authorized denominations and of a like aggregate principal amount.

    Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the Indenture or at the office of any transfer agent designated by the Company for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Debenture Trustee as securities registrar under the Indenture. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures.

    In the event of any redemption, neither the Company nor the Debenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the Junior Subordinated Debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior

Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

    Any monies deposited with the Debenture Trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of (and premium, if any) or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

Restrictions on Certain Payments

    The Company will also covenant, as to the Junior Subordinated Debentures, that it will not, and will not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee or (iii) the Company shall not redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities if at such time (i) there shall have occurred an Event of Default under the Indenture with respect to the Junior Subordinated Debentures, (ii) if the Junior Subordinated Debentures are held by the Trust Issuer, the Company shall be in default with respect to its payment of any obligations under the Guarantee relating to such Preferred Securities or
(iii) the Company shall have given notice of its selection of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

Modification of Indenture

    From time to time the Company and the Debenture Trustee may, without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, provided that any such action does not materially adversely affect the interest of the holders of the Junior Subordinated Debentures or the ability to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures affected, to modify the Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures, provided that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture so affected,
(i) extend the Stated Maturity of the Junior Subordinated Debentures, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or (ii) reduce the percentage of principal amount of the Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture.

Debenture Events of Default

    The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default":

         (i) failure for 30 days to pay interest (including Additional Interest or Compounded Interest, if any) on the Junior Subordinated Debentures when due (subject to the deferral of certain due dates in the case of an Extension Period); or

         (ii) failure to pay any principal on the Junior Subordinated Debentures when due, whether at maturity, upon declaration of acceleration of maturity or otherwise; or

         (iii) failure to observe or perform certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding Junior Subordinated Debentures; or

         (iv) certain events in bankruptcy, insolvency or reorganization of the Company, subject in certain instances to any such event remaining in effect for a period of 60 consecutive days.

    The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee.

    The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior

Subordinated Debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Subordinated Debenture. The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

    If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of the Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust Issuer may become subject to the reporting obligations under the Exchange Act. The Company shall have the right under the Indenture to set-off any payment made to such holder of the Preferred Securities by the Company in connection with a Direct Action.

    The holders of the Preferred Securities will not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Junior Subordinated Debentures. See "Description of the Preferred Securities--Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

    The Indenture provides that the Company shall not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, and no entity shall consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:
(i) in the event the Company consolidates with or merges into another entity or conveys or transfers its properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and such successor entity expressly assumes the Company's obligations on the Junior Subordinated Debentures issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed by the Indenture are met.

    The general provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.

Satisfaction and Discharge

    The Indenture provides that when, among other things, all of the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount in the currency or currencies in which the Junior Subordinated Debentures are payable sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Company will be deemed to have satisfied and discharged the Indenture.

Subordination

    In the Indenture, the Company has covenanted and agreed that the Junior Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon the liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Indebtedness will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Indebtedness before the holders of the Junior Subordinated Debentures, or the Property Trustee on behalf of the holders, will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

    In the event of the acceleration of the maturity of any of the Junior Subordinated Debentures, the holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

    No payments on account of principal or interest, if any, in respect of the Junior Subordinated Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior
Indebtedness or an event of default with respect to any

Senior Indebtedness resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

    "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent: (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; (vi) all indebtedness of such Person whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and (vii) every obligation of the type referred to in clauses
(i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt shall not be deemed to include: (i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company,
(ii) any Debt of the Company to any of its subsidiaries, and (iii) any Debt to any employee of the Company.

    "Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Debentures), except that Subordinated Debt shall not include debentures sold by the Company to the Trust.

    The Indenture places no limitation on the amount of Senior Indebtedness that may be incurred by the Company. The Company may from time to time incur indebtedness constituting Senior Indebtedness.

Governing Law

    The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Information Concerning the Debenture Trustee

    The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of the Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Distribution of the Junior Subordinated Debentures

    As described under "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders," under certain circumstances involving the termination of the Trust Issuer, Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in exchange therefor upon liquidation of the Trust Issuer, after satisfaction of liabilities to creditors of the Trust Issuer as provided by applicable law. Any such distribution will be subject to receipt of prior regulatory approval if then required. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust Issuer, the Company will use its best efforts to list the Junior Subordinated Debentures on the Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of the Preferred Securities.

Payment and Paying Agents

    Payment of principal of and any interest on the Junior Subordinated Debentures will be made at the offices of the Debenture Trustee in the city of New York or at the offices of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Securities Register or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the Securities Register, provided that proper transfer instructions have been received by the Regular Record Date. Payment of any interest on the Junior Subordinated Debentures will be made to the Person in whose name the Subordinated Debenture is registered at the close of business on the Regular Record Date for such interest, except in the case of Defaulted Interest. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however, the Company will at all times be required to maintain a Paying Agent in each Place of Payment for the Junior Subordinated Debentures.

    Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by the Company in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall be repaid to the Company upon written request of the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holders of the Junior Subordinated Debentures shall thereafter look, as general unsecured creditors, only to the Company for payment thereof.

Registrar and Transfer Agent

    The Debenture Trustee will act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed) at the office of the registrar. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that the Company maintains a transfer agent in the place of payment. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

                             DESCRIPTION OF THE GUARANTEE

    A Guarantee will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders from time to time of such Preferred Securities (the "Guarantee"). The Bank of New York will act as trustee ("Guarantee Trustee") under the Guarantee. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

    The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust Issuer may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust Issuer (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, or (iii) upon a voluntary or involuntary dissolution, winding up or termination of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the Liquidation Distribution, to the extent that the Trust Issuer has funds available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust Issuer to pay such amounts to such holders.

    The Guarantee will be an irrevocable guarantee on a subordinated basis of the Trust Issuer's obligations under the Preferred Securities, but will apply only to the extent that the Trust Issuer has funds sufficient to make such payments, and is not a guarantee of collection.

    If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will not be able to pay Distributions on the Preferred Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior Debt of the Company. See "Description of the Guarantee--Status of the Guarantee." Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Company's obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder. The Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, whether under the Indenture, any other indenture that the Company may enter into in the future, or otherwise. The Company may from time to time to incur indebtedness constituting Senior Indebtedness.

    The Company and the Trust Issuer believe that the Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Trust

Issuer's obligations under the Preferred Securities, on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee."

Status of the Guarantee

    The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company in the same manner as the Junior Subordinated Debentures.

    The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held for the benefit of the holders of the Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust Issuer or upon distribution to the holders of the Preferred Securities of the Junior Subordinated Debentures.

Amendments and Assignment

    Except with respect to any changes that do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Preferred Securities. The manner of obtaining any such approval will be as set forth under "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

Events of Default

    An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payments or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

    The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

Information Concerning the Guarantee Trustee

    The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in the performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred thereby. The Guarantee Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Guarantee Trustee reasonably believes repayment or adequate indemnity is not reasonably assured to it.

Termination of the Guarantee

    The Guarantee will terminate and be of no further force and effect upon
(a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust Issuer, or
(c) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities in exchange therefor. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

Governing Law

    The Guarantee will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

The Expense Agreement

    Pursuant to the Expense Agreement entered into by the Company under the Trust Agreement (the "Expense Agreement"), the Company will irrevocably and unconditionally guarantee to each person or entity to whom the Trust Issuer becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust Issuer, other than obligations of the Trust Issuer to pay to the holders of the Preferred Securities the amounts due such
holders pursuant to the terms of the Preferred Securities.   Third party
creditors of the Trust Issuer may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                     RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                   THE JUNIOR SUBORDINATED DEBENTURES, THE EXPENSE
                             AGREEMENT AND THE GUARANTEE

Full and Unconditional Guarantee

    Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust Issuer has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and the Trust Issuer believe that, taken together, the Company's obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the Preferred Securities, on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Trust Issuer will not pay Distributions or other amounts due on its Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust Issuer does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of the Preferred Securities is to institute a Direct Action against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt.

Sufficiency of Payments

    As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because: (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Preferred Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities; (iii) the Company shall pay for all and any costs, expenses and liabilities of the Trust Issuer except the Trust Issuer's obligations to holders of its Preferred Securities; and (iv) the Trust Agreement further provides that the Trust Issuer will not engage in any activity that is not consistent with the limited purposes of the Trust Issuer.

    Notwithstanding anything to the contrary in the Indenture, the Company has the right to set off any payment it is otherwise required to make thereunder with and to the extent the Company has theretofore made, or is concurrently on the date of making such payment, a payment under the Guarantee.

Enforcement Rights of Holders of the Preferred Securities

    A holder of a Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust Issuer or any other person or entity.

    A default or event of default under any Senior Debt of the Company would not constitute a default or event of default under the Indenture. However, in the event of payment defaults under, or acceleration of, Senior Debt of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute an event of default under the Indenture.

Limited Purpose of the Trust Issuer

    The Preferred Securities evidence a preferred undivided beneficial interest in the Trust Issuer, and the Trust Issuer exists for the sole purpose of issuing its Preferred Securities and Common Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of the Preferred Securities is entitled to receive Distributions from the Trust Issuer (or from the Company under the Guarantee) if, and to the extent, the Trust Issuer has funds available for the payment of such Distributions.

Rights Upon Dissolution

    Upon any voluntary or involuntary dissolution, winding-up or liquidation of the Trust Issuer involving the liquidation of the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust Issuer, the Liquidation Distribution in cash. See "Description of the Preferred Securities-Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any stockholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust Issuer (other than the Trust Issuer's obligations to the holders of its Preferred Securities), the positions of a holder of such Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                       CERTAIN FEDERAL INCOME TAX CONSEQUENCES


    The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities. This summary addresses only the tax consequences to a person that acquires Preferred Securities on their original issue at the stated offering price and does not address the tax consequences to persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, employee benefit plans, tax-exempt organizations, dealers in securities or currencies, persons that will hold Preferred Securities as part of a position in a "straddle" or as part of a "hedging", "conversion" or other integrated investment transaction for federal income tax purposes, persons whose functional currency is not the United States dollar or persons that do not hold Preferred Securities as capital assets.

    The statements of law or legal conclusions set forth in this summary constitute the opinion of Elias, Matz, Tiernan & Herrick L.L.P. ("Elias Matz"), special tax counsel to the Company and the Trust Issuer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of the Preferred Securities. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership and disposition of the Preferred Securities may differ from the treatment described below.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING ON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Classification of the Trust Issuer

    In the opinion of Elias Matz, under current law, the Trust Issuer will not be classified as an association taxable as a corporation for United States federal income tax purposes. As a result, for United States federal income tax purposes, each beneficial owner of Preferred Securities (a "Securityholder") will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures, and thus, will be required to include in its gross income its pro rata share of the interest (or accrued original issue discount) in addition to any interest and other income (if any) with respect to the Junior Subordinated Debentures. See "--Interest Income and

Original Issue Discount." No amount included in income with respect to the Preferred Securities will be eligible for the dividends-received deduction.

Classification of the Junior Subordinated Debentures

    In connection with the classification of the Junior Subordinated Debentures, Elias, Matz is of the opinion that such securities will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and thus the payments designated as interest under the terms of the Junior Subordinated Debentures will be deductible by the Company for federal income tax purposes. No assurance can be given, however, that the Internal Revenue Service will not challenge such classification.

Interest Income and Original Issue Discount

    Under applicable Treasury regulations, currently Section 1.1275-2(h) (the "Regulations"), if the terms and conditions of a debt instrument make the likelihood that stated interest will not be timely paid a "remote" contingency, such contingency will be ignored in determining whether the debt instrument is issued with original issue discount ("OID"). The Company believes that the likelihood of its exercising its option to defer payments of interest on the Junior Subordinated Debentures is remote, since exercising that option would prevent it from declaring dividends on any class of its stock. Based on the foregoing, the Company intends to take the position that the Junior Subordinated Debentures were not issued with OID and, accordingly, a Securityholder purchasing the Preferred Securities at the stated price should be required to include in gross income only such Securityholder's pro rata share of stated interest on the Junior Subordinated Debentures in accordance with such Securityholder's method of tax accounting.

    The Regulations have not yet been addressed in any rulings or other published interpretations by the Internal Revenue Service (the "IRS"). In the opinion of Elias Matz, it is not unreasonable for the Company to take the position that the Junior Subordinated Debentures will not be issued with OID. However, it is possible the IRS could take the position that the likelihood of deferral was not a remote contingency within the meaning of the Regulations.

    Under the Regulations, if the Company were to exercise its option to defer payments of interest after treating the Junior Subordinated Debentures as issued without OID, the Junior Subordinated Debentures would be treated as re-issued with OID at that time, and all stated interest (and de minimis OID, if any) on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remained outstanding. In such event, all of a Securityholder's interest income with respect to the Junior Subordinated Debentures would be accounted for as OID on an economic accrual basis regardless of such Securityholder's method of tax accounting, and actual distributions of stated interest related thereto would not be includable in gross income. Consequently, a Securityholder would be required to include OID in gross income even though the Company would not make and the Securityholder would not receive any actual cash payments during an Extension Period.

    A Securityholder that disposed of Preferred Securities prior to the record date for the payment of Distributions following an Extension Period would include OID in gross income but would not receive any cash related thereto from the Trust Issuer. Any amount of OID included in a Securityholder's gross income (whether or not during an Extension Period) would increase such Securityholder's tax basis in its Preferred Securities, and the amount of Distributions not includable in gross income would reduce such Securityholder's tax basis in its Preferred Securities.

Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities

    Under current United States federal income tax law and provided that the Trust Issuer is not treated as an association taxable as a corporation, a distribution by the Trust Issuer of the Junior Subordinated Debentures as described under the caption "Description of the Preferred Securities-Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders" will be nontaxable to the Securityholders and will result in a Securityholder receiving its pro rata share of the Junior Subordinated Debentures previously held indirectly through the Trust Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Preferred Securities before such distribution. A Securityholder will account for interest in respect of the Junior Subordinated Debentures received from the Trust Issuer in the manner described above under "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount," including any accrual of OID (if any) attributed to the Junior Subordinated Debentures upon the distribution.

Sales or Redemption of the Preferred Securities

    Gain or loss will be recognized by a Securityholder on the sale of Preferred Securities (including a redemption for cash or other consideration) in an amount equal to the difference between the amount realized on the sale (or redemption) and the Securityholder's adjusted tax basis in the Preferred Securities sold or so redeemed. Gain or loss recognized by a Securityholder on Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss. Pursuant to the Taxpayer Relief Act of 1997, Preferred Securities constituting a capital asset which are acquired by an individual after July 28, 1997, and held for more than 18 months are accorded a maximum United States federal capital gains tax rate of 20% (or a rate of 10%, if the individual taxpayer is in the 15% tax bracket).
Effective in 2001, the 20% rate drops to 18% (and the 10% rate drops to 8%) for capital assets acquired after the year 2000 and held more than five years; however, the requirement that the capital asset be acquired after the year 2000 does not apply to the 8% rate. Preferred Securities held by an individual for more than one year, but not more than 18 months, are accorded a United States federal capital gains tax rate of 28%.

    If the Company were to exercise its option to defer payments of interest on the Junior Subordinated Debentures, the Preferred Securities might trade at a price that did not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. A Securityholder that disposed of its Preferred Securities between record dates for payments of Distributions (and consequently did not receive a Distribution from the Trust Issuer for the period prior to such disposition) would nevertheless be required to include in income as ordinary income accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition and to add such amount to its adjusted tax basis in its Preferred Securities disposed of. Such Securityholder would recognize a capital loss on the disposition of its Preferred Securities to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) was less than the Securityholder's adjusted tax basis in the Preferred Securities (which would include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

United States Alien Holders

    For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust.

    Under current United States federal income tax law: (i) payments by the Trust Issuer or any of its paying agents to any Securityholder who or which is a United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the Securityholder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the Securityholder is not a controlled foreign corporation that is related to the Company through stock ownership and (c) either (A) the Securityholder certifies to the Trust Issuer or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") certifies to the Trust Issuer or its agent, under penalties of perjury, that such statement has been received from the Securityholder by it or by a Financial Institution holding such security for the Securityholder and furnishes the Trust Issuer or its agent with a copy thereof, and (ii) a United States Alien Holder of a Preferred Security will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of a Preferred Security.

    Proposed Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (i)(c) above. The Proposed Regulations also would require, in the case of Preferred Securities held by a foreign partnership, that (x) the certification described in clause (i)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form. The Trust Issuer will issue a Form 1042 or Form 1042-S, where appropriate.

Information Reporting to Securityholders

    Generally, income on the Preferred Securities will be reported to Securityholders on Forms 1099-INT, which will be mailed to Securityholders by January 31 following each calendar year.

Backup Withholding

    Payments made on, and proceeds from the sale of, Preferred Securities may be subject to a "backup" withholding tax of 31% unless the Securityholder complies with certain certification requirements. Any withheld amounts will be allowed as a credit against the Securityholder's United States federal income tax, provided the required information is provided to the Internal Revenue Service.

                                 ERISA CONSIDERATIONS

    The Company and certain affiliates of the Company may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of the Preferred Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975(e)(1) of the Code and with respect to which the Company, or any affiliate of the Company, is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Preferred Securities should consult with its counsel.

                                     UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated ________, 1997, among the Company, the Trust Issuer and Ryan, Beck & Co. (the "Underwriter"), the Trust Issuer has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Trust Issuer, $20,000,000 aggregate Liquidation Amount of Preferred Securities at the public offering price subject to the underwriting commissions set forth on the cover page of this Prospectus.

    The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all of the Preferred Securities offered hereby if any of such Preferred Securities are purchased.

    The Company has been advised by the Underwriter that the Underwriter proposes to offer the Preferred Securities to the public and other dealers at the public offering price set forth on the cover page of this Prospectus and will share with certain dealers from its commission a concession not in excess of $____ per Preferred Security. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $____ per Preferred Security to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriter.

    The Company has granted to the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional $3,000,000 aggregate Liquidation Amount of the Preferred Securities at the public offering price plus accrued Distributions, if any, from ________, 1997. To the extent that the Underwriter exercises such option, the Company will be obligated, pursuant to the option, to sell such Preferred Securities to the Underwriter. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Preferred Securities offered hereby. If purchased, the Underwriter will offer such additional Preferred Securities on the same terms as those on which the $20,000,000 aggregate Liquidation Amount of the Preferred Securities are being offered.

    In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as compensation for the Underwriter's arranging the investment therein of such proceeds an amount of $____ per Preferred Security (or $_______ ($_______ if the over-allotment option is exercised in full) in the aggregate). The Company has also agreed to reimburse the Underwriter for its reasonable out-of-pocket expenses, including legal fees and expenses relating to the Offering of the Preferred Securities.

    In connection with the offering of the Preferred Securities, the Underwriter and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriter creates a short position for its own account by selling more Preferred Securities than it is committed to purchase from the Trust Issuer. In such a case, to cover all or part of the short position, the Underwriter may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriter also may engage in stabilizing transactions in which it bids for, and purchases, shares of the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriter also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriter repurchases shares distributed by the Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriter is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

    Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

    The Preferred Securities are a new issue of securities with no established trading market. The Company and the Trust Issuer have been advised by the Underwriter that it intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of the Underwriter. Application has been made by the Company to list the Preferred Securities on the Nasdaq National Market, but one of the requirements for listing and continuing listing is the presence of two market makers for the Preferred Securities, and the presence of a second market maker cannot be assured. Accordingly, no assurance can be given as to the development or liquidity of any market for the Preferred Securities.

    The Company and the Trust Issuer have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

    The Underwriter has in the past and may in the future perform various services for the Company, including investment banking services, for which it has and will receive customary fees for such services.

                                VALIDITY OF SECURITIES

    Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the creation of the Trust Issuer will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and the Trust Issuer. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P. Certain legal matters will be passed upon for the Underwriter by Silver, Freedman & Taff, L.L.P.
Certain matters relating to the United States federal income tax considerations will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P.

                                       EXPERTS

    The consolidated financial statements of the Company and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, appearing in the 1996 Annual Report of the Company to its stockholders and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference in the Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the report of KPMG Peat Marwick LLP, independent public accountants, incorporated by reference herein, whose report thereon appears therein, and upon the authority of said firm as experts in accounting and auditing.

                                                                      Appendix A
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            450 FIFTH STREET, N.W.
                            WASHINGTON, D.C. 20549

                                  FORM 10-K

             Annual Report Pursuant to Section 13 or 15(d)
       [X]     of the Securities Exchange Act of 1934

                  For the fiscal year ended: December 31, 1996

                                       or

             Transition Report Pursuant to Section 13 or 15(d)
       [ ]     of the Securities Exchange Act of 1934

                  For the transition period from      to     .
                                                 ----    ----

                  Commission File Number: 0-19345


                               PennFirst Bancorp, Inc.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

          Pennsylvania                               25-1659846
--------------------------------                    ----------------------
(State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                   Identification Number)

  600 Lawrence Avenue
 Ellwood City, Pennsylvania                                 16117
---------------------------                              ----------
       (Address)                                         (Zip Code)

      Registrant's telephone number, including area code:  (412) 758-5584

          Securities registered pursuant to Section 12(b) of the Act:
                                 Not Applicable

          Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.01 par value per share
                     --------------------------------------
                                (Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period as the Registrant has been subject to such requirements) and (2) has been subject to such filing
requirements for the past 90 days.  Yes   X    No
                                        -----     -----

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X
              -----

As of March 24, 1997, the aggregate value of the 3,467,023 shares of Common Stock of the Registrant outstanding on such date, which excludes 444,007 shares held by all directors and officers of the Registrant as a group was approximately $48.1 million. This figure is based on the closing sales price of $13.875 per share of the Registrant's Common Stock on March 24, 1997.

Number of shares of Common Stock outstanding as of March 24, 1997: 3,911,030

                      DOCUMENTS INCORPORATED BY REFERENCE

         List hereunder the following documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

         (1) Portions of the Annual Report to Stockholders for the year ended December 31, 1996 are incorporated into Part II, Items 5 - 8 of this Form 10-K.

         (2) Portions of the definitive proxy statement for the Annual Meeting of Stockholders are incorporated into Part III, Items 10 - 13 of this Form 10-K.

================================================================================

PART I

ITEM 1.  BUSINESS

GENERAL

         PennFirst Bancorp, Inc. ("PennFirst" or the "Company") is a Pennsylvania corporation and thrift holding company registered under the Home Owners' Loan Act, as amended. PennFirst is the parent company of ESB Bank, F.S.B. ("ESB" or the "Savings Bank") and PennFirst Financial Services, Inc. ("PFSI").

         On March 25, 1994, the Company completed its acquisition of ESB Bancorp, Inc. pursuant to which ESB Bancorp, Inc. was merged with and into PennFirst. As a result of the merger, Economy Savings Bank, PaSA ("Economy Savings"), a Pennsylvania chartered savings association and wholly owned subsidiary of ESB Bancorp, Inc., operated as a wholly owned subsidiary of PennFirst until March 30, 1995, when Economy Savings was merged with and into Ellwood Federal Savings Bank. In connection with the merger, the surviving institution amended its federal stock charter to change its name to ESB Bank, F.S.B. ESB is a federally chartered, federally insured stock savings bank headquartered in Ellwood City, Pennsylvania. ESB conducts business from nine offices in Lawrence, Beaver, Butler and Allegheny counties, located in western Pennsylvania. PFSI, which was incorporated on July 31, 1992 as a Delaware-chartered company, is engaged in the management of investments on behalf of PennFirst.

         At December 31, 1996, PennFirst had on a consolidated basis, total assets of $698.7 million, total liabilities of $647.2 million, including total deposits of $332.9 million, and total stockholders' equity of $51.5 million.

         The Company, through its subsidiaries is primarily engaged in attracting retail deposits from the general public through its nine offices and using such deposits to originate loans secured by first mortgage liens on single-family (one-to-four units) residential and commercial real estate, construction and consumer loans and to purchase mortgage-backed securities.
The Company also originates loans secured by multi-family (over four units) residential real estate and, to a lesser extent, commercial business loans. In addition, the Company utilizes advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh to fund the Company's investment portfolio. The Company invests in securities issued by the United States government and agencies and other investments permitted by federal laws and regulations.

         PennFirst derives its income principally from interest earned on loans, investments and mortgage-backed securities and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Company's primary expenses are interest expense on deposits and borrowings and general operating expenses. Funds for activities are provided by deposits, amortization and prepayments of outstanding loans and mortgage-backed securities and borrowings from the FHLB of Pittsburgh and other sources.

         PennFirst has in recent years emphasized the origination of adjustable-rate single-family residential mortgages ("ARMs"), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, as part of the Company's asset and liability management program which is intended to reduce the Company's vulnerability to rapid increases in interest rates. At December 31, 1996, $131.3 million or 57.9% of the Company's total loan portfolio had adjustable interest rates or maturities of less than 12 months. In recent years, the Company also has increased its origination of commercial real estate loans, construction loans, consumer loans and commercial business loans. Such lending, which generally entails additional credit risks as compared to single-family residential real estate lending, is characterized by shorter terms to maturity and higher interest rates. Furthermore, in recent years, PennFirst has also substantially increased its mortgage-backed securities portfolio as an additional means of strengthening its asset and liability management program. Such mortgage-backed securities are issued by the United States government and agencies thereof and generally have an expected weighted average life of between three and seven years. The Company recently adopted a strategy of purchasing tax-exempt municipals and callable agency securities. The strategy was adopted to increase the overall yield earned on the Savings Bank's investment portfolio and because management believed that a significant or prolonged increase in interest rates was not likely at this time. The Company's investment in mortgage-backed securities (including mortgage-backed securities available for sale) and investment securities (including investment securities available for sale) amounted to $337.6 million or 48.3% and $106.8 million or 15.3%, respectively, of the Company's total assets at December 31, 1996. As a result of the Company's asset and liability management program, during 1996, the Company was able to maintain a one year interest rate sensitivity gap ("GAP") of between a positive 5% of total assets to a negative 15% of total assets. The Company's GAP was a negative 10.4% of total assets as of December 31, 1996.

         The one year interest rate sensitivity GAP has been the most common industry standard used to measure an institution's interest rate risk position. PennFirst also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management committee of PennFirst believes that simulation modeling may more accurately estimate the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different prepayment and decay assumptions to maximize the stability of net interest income under various interest rate scenarios. At December 31, 1996, PennFirst's simulation model indicated that the Company's balance sheet is liability sensitive, and as such in a 300 basis point rising rate environment, with minor changes in the balance sheet and limited reinvestment changes, net interest income is projected to decrease by approximately 6% over a 24-month period.

         The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Securities and Exchange Commission ("SEC"). ESB, as a federally chartered savings bank is subject to comprehensive regulation and examination by the OTS and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Savings Bank's deposits to the maximum extent permitted by law. ESB is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") which governs reserves required to be maintained against deposits and certain other matters.

         The Company's principal executive offices are located at 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117, and its telephone number is (412) 758-5584.


RECENT DEVELOPMENTS

         On September 16, 1996, the Company entered into an Agreement and Plan of Reorganization with Troy Hill Bancorp, Inc. ("THBC"), pursuant to which THBC shall be merged with and into the Company with the Company as the surviving corporation. Under the terms of the agreement each shareholder of THBC will receive $21.15 of each share of THBC Common Stock owned and have the option of receiving either all cash or all stock. The Company has recently received shareholder approval, however, is still awaiting regulatory approval, but still anticipates closing the transaction by April 30, 1997.

         At December 31, 1996, THBC had total consolidated assets of $102.6 million, total consolidated liabilities of $84.2 million, including total consolidated deposits of $53.3 million and total consolidated stockholders' equity of $18.5 million. THBC reported net income of $308,000 and $360,000 for the three and six months ended December 31, 1996, respectively.


LENDING ACTIVITIES

         GENERAL. At December 31, 1996, the Company's net portfolio of loans receivable totaled $216.9 million, representing approximately 31.0% of its $698.7 million of total assets at that date. The principal categories of loans in the Company's portfolio are single-family and multi-family residential real estate loans, commercial real estate loans, construction loans, consumer loans and commercial business loans. Substantially all of the Company's mortgage loan portfolio consists of conventional mortgage loans, which are loans that are neither insured by the Federal Housing Administration ("FHA") nor partially guaranteed by the Department of Veterans Affairs ("VA").

         A federally chartered savings institution has general authority to originate and purchase loans secured by real estate located throughout the United States. Historically, the Company's lending activities have been concentrated in single-family residential loans secured by properties located in its primary market area of Allegheny, Lawrence, Beaver and Butler counties Pennsylvania. In addition, the Company has become increasingly active in recent years in the origination of construction loans, commercial real estate loans and consumer loans also in its primary market area. On occasion, the Company has utilized its nationwide lending authority by purchasing whole loans and loan participations secured by properties located outside of its primary market area. Notwithstanding this nationwide authority, the Company estimates that approximately 90% of its mortgage loans are secured by properties located in western Pennsylvania. Moreover, substantially all of the Company's non-mortgage loan portfolio, with the exception of certain financing leases, consists of loans made to residents and businesses located in the four counties encompassing the Company's primary market area. Financing leases are originated nationwide.

         Federal regulations permit the Savings Bank to invest without limitation in residential mortgage loans and up to four times their respective capital in loans secured by nonresidential or commercial real estate. ESB is also permitted to invest in secured and unsecured consumer loans in an amount not exceeding 35% of its total respective assets; however, such 35% limit may be exceeded for certain types of consumer loans, such as home equity, property improvement and education loans. In addition, the Savings Bank is permitted to invest up to 20% of its total respective assets in secured and unsecured loans for commercial, corporate, business or agricultural purposes, provided that any amount in excess of 10% consist of small business loans. To date, the Savings Bank's lending activities have focused on residential real estate, commercial real estate, construction lending and consumer lending, and to a lesser extent, multi-family residential real estate and commercial business lending.

         The permissible amount of loans-to-one borrower follows the national bank standard for all loans made by savings institutions. The national bank standard generally does not permit loans-to-one borrower to exceed 15% of unimpaired capital and surplus. Loans in an amount equal to an additional 10% of unimpaired capital and surplus also may be made to a borrower if the loans are fully secured by readily marketable securities.

         While the Savings Bank historically originated loans with lesser dollar balances than was permitted by federal regulations, the loans-to-one borrower limitation may restrict the Company's ability to do business with certain customers. At December 31, 1996, the Savings Bank's limit on loans-to-one borrower was $6.6 million. Nonetheless, it has been a practice of the Savings Bank to limit the amount it lends to any one borrower to less than the regulatory limits. At December 31, 1996, the Company's five largest loans or groups of loans-to-one borrower, including related entities, aggregated $5.29 million, $4.16 million, $3.64 million,

$2.43 million and $2.00 million. These five loans or groups of loans are secured primarily by financing leases, commercial real estate or other residential land developments located in the Company's primary market area.

         The Company's largest borrower at December 31, 1996 was an individual engaged in residential home construction and lot development. The individual is sole owner of a home construction company and part owner of another home construction company and a land development company. The individual has one direct loan with the Savings Bank and is guarantor of four others. The direct loan is a mortgage on the individual's principle residence. The guarantees are on a loan to a family member for a mortgage on a principal residence, lines-of-credit for both the solely owned and partially owned home building companies and an acquisition and development loan to the partially owned land development company. The lines-of-credit are used by the home building companies to acquire developed lots and to construct speculative and pre-sold single-family homes. At December 31, 1996, the Savings Bank's overall loan commitments total $5.29 million and includes a $478,000 outstanding balance on the direct loan and $2.98 million outstanding balance on the guaranteed loans.

         The Company's second largest borrower at December 31, 1996 was also an individual engaged in residential home construction and land development. The individual is sole owner of a home building company and a land development company and is partial owner of another land development company. The individual does not have a direct loan with the Savings Bank, but is guarantor on three loans, one to each of the companies mentioned. The home building company has a line-of-credit and each of the land development companies has an acquisition and development loan. The Savings Bank's overall loan commitments total $4.16 million with $2.48 million outstanding at December 31, 1996.

         The Company's third largest borrower at December 31, 1996 was to a corporation involved in the origination of financing leases. These leases primarily financed office equipment and were entered into with individuals,
partnerships, corporations and municipalities.   Packages of such leases were
sold and pledged to the Savings Bank as collateral for loans to the borrower. Additionally, the borrower guaranteed the lease payments and executed promissory notes to the Savings Bank. On March 29, 1996, the borrower filed for protection under a voluntary bankruptcy petition pursuant to United States Code, Chapter 11, Title 11. Such filing was made subsequent to a criminal indictment issued at the request of the Securities and Exchange Commission against the borrower's Chief Financial Officer. The indictment alleges that the borrower was engaged in fraud involving hundreds of millions of dollars. There were approximately 250 Banks ("Banks") with claims totaling approximately $200 million and in excess of 7,000 individual investors with additional claims involved with the borrower at the time of the bankruptcy filing. The case is currently under the jurisdiction of the United States Bankruptcy Court for the Northern District of New York. The Court has appointed a Trustee to operate the borrower's business during the pendency of the Chapter 11 case. The Trustee continues to collect payments made under the leases and is required by the Court to deposit all such payment proceeds into an escrow account pending a ruling on the Banks' motion to modify the automatic stay. The Trustee, in an effort to maximize the recovery for the individual investors, is challenging the Banks' perfection of their security interests in the leases and has withheld payments to the Banks on their loans. The Court has issued an advisory ruling which appears to indicate that the Court will rule in favor of the Banks' perfection of their security interest in the leases. Actual evidentiary hearings will commence in the second quarter of 1997 with respect to this issue. Presumably, cash will begin to flow to the Banks' following a successful ruling. Of course, the Trustee may prevail at the evidentiary hearings or appeal which would further delay the receipt of cash. At December 31, 1996, the outstanding principal balance of these leases owed to the Savings Bank was $3.64 million. As a result of the disruption of payment flows and the uncertainty regarding the status of the borrower, the Savings Bank has classified all $3.64 million of the leases as substandard, categorizing them as nonperforming and increased the Company's loss reserves to 25 percent of the aggregate balance of the lease agreements based on the substandard classification. There can be no assurance that additional losses will not be incurred in connection with the lease agreements.

         The Company's fourth largest borrower at December 31, 1996 was an individual who operates as a sole proprietor and who is engaged in residential construction and land development. The Savings Bank has extended four loans to this individual. One is a permanent mortgage on the individual's residence and the other three are speculative construction loans. As of December 31, 1996, the total commitments were $2.43 million with an outstanding balance of $1.13 million. The construction loans originally financed six duplex units (of which five remain unsold), a six unit townhouse building (of which one unit remains unsold) and another eight unit townhouse building (which is still in the construction phase).

         The Company's fifth largest borrower consists of two individuals who have formed several residential development joint ventures. The individuals develop residential communities with a variety of housing products including townhouses, single-family dwellings and a variety of community amenities. The Savings Bank has extended three loans to two of the related joint ventures.
The total commitments were $2.00 million with an outstanding balance of $978,000 at December 31, 1996. The loans include a revolving construction loan for 31 townhouse units and a land loan and short term amenity financing.

         Loan Portfolio Composition and Maturity. The following table sets forth the composition of the Company's portfolio of loans receivable at the dates indicated.


                                                                    December 31,
                                          --------------------------------------------------------------
                                                1996                   1995                  1994
                                          -----------------      -----------------     -----------------
                                          Amount    Percent      Amount    Percent     Amount    Percent
                                          ------    -------      ------    -------     ------    -------
                                                               (Dollars in Thousands)

Real estate loans:
  Single-family residential(1)           $126,854     55.9%     $105,551     55.3%     $91,756     53.0%
  Multi-family residential(2)               3,516      1.5         4,015      2.1        4,451      2.6
  Commercial real estate                   20,473      9.0        16,650      8.7       17,136      9.9
  Construction                             20,942      9.2        13,495      7.1       17,851     10.3
                                         --------    -----      --------    -----      -------    -----

    Total real estate loans               171,785     75.6       139,711     73.2      131,194     75.8

Consumer loans:
  Deposit loans                             1,768      0.8         2,076      1.1        2,097      1.2
  Home improvement loans                    1,146      0.5         1,167      0.5        1,009      0.5
  Automobile loans                          6,210      2.7         5,142      2.7        1,969      1.1
  Education loans                           6,737      3.0         6,870      3.6        6,426      3.7
  Consumer discount loans                       -      0.0             -      0.0        3,763      2.2
  Home equity loans                        26,950     11.9        23,593     12.4       16,361      9.5
  Personal loans                            2,314      1.0         2,141      1.1        1,696      1.0
  Other consumer loans(3)                     361      0.2           333      0.2          473      0.3
                                         --------    -----      --------    -----      -------    -----

    Total consumer loans                   45,486     20.1        41,322     21.6       33,794     19.5

Commercial business loans(4)                9,656      4.3         9,950      5.2        8,127      4.7
                                         --------    -----      --------    -----      -------    -----

    Total loans
      receivable                          226,927    100.0%      190,983    100.0%     173,115    100.0%
                                         --------    =====      --------    =====     --------    =====

Less:
  Undisbursed loan proceeds                 6,373                  4,167                 8,372
  Discount on purchased loans                   -                      -                     -
  Unearned discounts and loan
    fees                                      380                    467                   638
  Allowance for loan losses                 3,309                  2,471                 2,475
                                         --------               --------              --------
Net loans receivable                     $216,865               $183,878              $161,630
                                         ========               ========              ========

                                                    December 31,
                                         ---------------------------------------
                                               1993                  1992
                                         -----------------     -----------------
                                         Amount    Percent     Amount    Percent
                                         ------    -------     ------    -------
                                                (Dollars in Thousands)

Real estate loans:
  Single-family residential(1)           $39,784     46.8%     $42,610    51.6%
  Multi-family residential(2)              1,512      1.8        2,357     2.9
  Commercial real estate                  12,549     14.7       13,529    16.4
  Construction                            11,555     13.6        7.743     9.4
                                         -------    -----      -------   -----

    Total real estate loans               65,400     76.9       66,239    80.3

Consumer loans:
  Deposit loans                            1,321      1.5        1,152     1.4
  Home improvement loans                   1,017      1.2        1,080     1.3
  Automobile loans                           515      0.6          552     0.7
  Education loans                          5,840      6.9        5,214     6.2
  Consumer discount loans                      -      0.0            5     0.1
  Home equity loans                        7,582      8.9        4,750     5.7
  Personal loans                           1,723      2.0        1,860     2.3
  Other consumer loans(3)                    330      0.4          373     0.5
                                         -------    -----      -------   -----

    Total consumer loans                  18,328     21.5       14,986    18.2

Commercial business loans(4)               1,344      1.6        1,273     1.5
                                         -------    -----      -------   -----

    Total loans
      receivable                          85,072    100.0%      82,498   100.0%
                                         -------    =====      -------   =====

Less:
  Undisbursed loan proceeds                4,190                 5,125
  Discount on purchased loans                  -                     -
  Unearned discounts and loan
    fees                                     239                   187
  Allowance for loan losses                1,393                 1,225
                                         -------               -------
Net loans receivable                     $79,250               $75,961
                                         =======               =======

----------------------

(1)  Consists of loans secured by one-to-four family properties.
(2)  Consists of loans secured by five-or-more family properties.
(3)  Consists primarily of overdraft loans.
(4)  Includes financing lease loans.

         The following table sets forth the scheduled contractual amortization of loans in the Company's portfolio at December 31, 1996 and the dollar amount of loans at that date which are scheduled to mature after one year which have fixed or adjustable interest rates. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due within one year.



                                    DECEMBER 31, 1996
                         ----------------------------------------
                           REAL               COMMERCIAL
                          ESTATE    CONSUMER   BUSINESS
                           LOANS      LOANS     LOANS (1)   TOTAL
                         --------   --------  -----------   -----
                                  (DOLLARS IN THOUSANDS)

Amounts due:
 Within one year         $ 18,957     21,988    $3,483   $ 44,428
 After one year
  through two years        10,028      4,617     3,055     17,700
 After two years
  through three years      14,667      4,071     2,113     20,851
 After three years
  through five years       15,023      6,202       659     21,884
 After five years
  through ten years        32,753      7,512       336     40,601
 After ten years
  through fifteen years    22,432      1,011        10     23,453
 After fifteen years       57,925         85         -     58,010
                         --------    -------    ------   --------

    Total                $171,785    $45,486    $9,656   $226,927
                         ========    =======    ======   ========

Loans due after
 one year:

  Fixed                  $ 60,857    $20,577    $2,337   $ 83,771
                         ========    =======    ======   ========

  Adjustable             $ 91,971    $ 2,921    $3,836   $ 98,728
                         ========    =======    ======   ========


(1) Includes Financing Lease Loans

         Scheduled contractual amortization of loans does not reflect the expected actual term of an institution's loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due-on-sale clauses, which gives an institution the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid.

         ORIGINATION, PURCHASE AND SALE OF LOANS. Applications for residential real estate loans and consumer loans are obtained at eight of the Company's nine branch offices. Applications for commercial real estate and commercial business loans are taken only at the Company's Ellwood City and Aliquippa offices. Residential loan applications are primarily attributable to existing customers, builders, mortgage banking correspondents and, to a lesser extent, walk-in customers and referrals from both real estate brokers and existing customers. Commercial real estate loan applications are obtained primarily by direct solicitation and referrals from former and existing borrowers. Consumer loans are primarily obtained through existing and walk-in customers.

         Applications are obtained by loan officers who are full-time, salaried employees of the Company as well as through the Company's mortgage banking correspondent relationships. The processing and underwriting of real estate and commercial business loans is performed for the most part in the Ellwood City office, and to a lesser extent, in the Aliquippa office for commercial business loans originated up to a maximum of $30,000. The Company believes this centralized approach to approving such loan applications allows it to process and approve such applications faster and with greater efficiency. The Company also believes that this approach increases its ability to service the loans. The Company's mortgage banking correspondents originate and process one-to-four family residential mortgage loans for a fee generally equal to 1% of the loan amount. Underwriting of these loans is performed by the Company. Due to the average size of the consumer loans originated by the Company, processing and underwriting of such loans is generally performed at the branch offices where such loans are originated.

         The Savings Bank has established three levels of lending authority. Loans may be approved by certain loan officers within designated limits, which are established and modified from time to time to reflect expertise and experience. All loans in excess of an individual's designated limits are referred to the officer with the requisite authority or the Officers' Loan Committee. The President and Chief Executive Officer of the Savings Bank has approval authority equal to the Federal Home Loan Mortgage Corporation's ("FHLMC") maximum conforming loan amount as revised from time to time for loans secured by residential real estate, up to $100,000 for secured commercial business loans and up to $75,000 for unsecured commercial business loans and consumer loans. Other members of the Officers' Loan Committee have individual lending authorities that range from $10,000 to the FHLMC maximum conforming loan amount. The Officers' Loan Committee, which consists of Charlotte A. Zuschlag, President and Chief Executive Officer; Todd F. Palkovich, Senior Vice President of Lending; Robert J. Colalella, Senior Vice President; John W. Donaldson, II, Vice President; Peter J. Greco, Vice President - Retail Lending; Walter W. Gulla, Vice President - Retail Lending; and Sally A. Mannarino,

Assistant Vice President - Real Estate Lending, is authorized to act on all loan applications up to an aggregate of $400,000. The third level of lending authority is reserved for the Board of Directors or the Board's Executive Committee, which serve as the approval bodies for all loans above the aggregate of $400,000. In addition, the Board of Directors ratifies all loans originated by the Savings Bank.

         Historically, ESB has originated a substantial portion of the loans in its portfolio. Since early 1989, the residential real estate loans originated by ESB have been under terms, conditions and documentation requirements which permit the sale to the FHLMC and other investors in the secondary market. The Savings Bank in the past has not been an active seller of loans in the secondary market and has chosen, instead, to hold the loans it originates in its own portfolio until maturity. However, during 1993, the Savings Bank began to originate and sell 30-year fixed-rate residential loans to the FHLMC as a means of satisfying the demand for such loans within the Company's primary market area. In addition, a portion of these originations are maintained in its own portfolio until maturity, while not adversely affecting its interest rate sensitivity GAP.

         The Savings Bank has been an active purchaser of loans in the past. The Savings Bank has purchased single-family residential, owner-occupied residences, whole loans or loan participations in those instances where demand for new loan originations did not fulfill its needs. These loans were secured by both residential and commercial real estate located primarily outside of ESB's primary market area. Such loans were presented to ESB from contacts primarily at other financial institutions, particularly those with which it has previously done business. At December 31, 1996, $13.8 million or 6.1% of the Company's total loans receivable consisted of whole loans, participation interests in loans purchased from other financial institutions and leases. The majority of such purchases or loan participations were made prior to 1979 and at December 31, 1996, $531,000 or 3.9% of such loan purchases and loan participations consisted of loans secured by commercial real estate.

         The Company has in recent years become increasingly active in the purchase of mortgage-backed securities in order to supplement its lending activities and to increase the diversity of its interest-earning assets. See "- Mortgage-Backed Securities." Although mortgage-backed securities do not reduce the effective maturity of the Company's asset base, such securities are generally more liquid than traditional mortgage loans and thus can be more easily sold if necessitated by changes in market rates of interest. While the Company could exchange its long-term, fixed-rate mortgage loans for FHLMC participation certificates in order to achieve the same benefit of increased liquidity, to date it has not elected to do so.

         The Company requires that all purchased loans be underwritten in accordance with its underwriting guidelines and standards. The Company reviews the loans, particularly scrutinizing the borrower's ability to repay the obligation, the appraisal and the loan-to-value ratio. Servicing of loans or loan participations purchased by the Company generally is performed by the seller, with a portion of the interest being paid by the borrower retained by the seller to cover servicing costs. At December 31, 1996, approximately $13.8 million or 6.1% of the Company's total loans receivable were being serviced for the Company by others.

         The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

                                         Year Ended December 31,
                                    --------------------------------
                                      1996         1995        1994
                                    --------     -------     -------
                                         (Dollars In Thousands)

Net loans receivable at
 beginning of period                $183,878    $161,630    $ 79,250
                                    --------    --------    --------
Loans associated with
 acquisition of Economy
 Savings                                   -           -      64,785
Originations:
   Single-family residential          43,938      26,729      27,629
   Multi-family residential and
    commercial real estate             9,157       4,075       4,059
   Construction                        5,623       6,155       3,357
   Consumer                           24,154      22,574      18,149
   Commercial business                 5,872       2,452       4,819
                                    --------    --------    --------
       Total originations             88,744      61,985      58,013
                                    --------    --------    --------
Purchases                                492       2,499       2,012
                                    --------    --------    --------
       Total originations
        and purchases                 89,236      64,484      60,025
Loans sold                              (268)       (971)        (79)
Repayments                           (45,919)    (34,167)    (30,865)
                                    --------    --------    --------
Net loan activity                     43,049      29,346      29,081
                                    --------    --------    --------
Other(1)                             (10,062)     (7,098)    (11,486)
                                    --------    --------    --------
Net loans receivable at
 end of period                      $216,865    $183,878    $161,630
                                    ========    ========    ========

---------------

(1) Includes net activity for loans in process, the allowance for loan losses, unearned discounts and deferred loan fees.

         REAL ESTATE LENDING STANDARDS. Effective March 19, 1993, all financial institutions were required to adopt and maintain comprehensive written real estate lending policies that are consistent with safe and sound banking practices. These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies adopted by the federal banking agencies, including the OTS, in December 1992 ("Guidelines"). The

Guidelines set forth uniform regulations prescribing standards for real estate lending. Real estate lending is defined as extension of credit secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate, regardless of whether a lien has been taken on the property.

         The policies must address certain lending considerations set forth in the Guidelines, including loan-to-value ("LTV") limits, loan administration procedures, underwriting standards, portfolio diversification standards, and documentation, approval and reporting requirements. These policies must also be appropriate to the size of the institution and the nature and scope of its operations, and must be reviewed and approved by the institution's Board of Directors at least annually. The LTV ratio framework, with a LTV ratio being the total amount of credit to be extended divided by the appraised value of the property at the time the credit is originated, must be established for each category of real estate loans. If not a first lien, the lender must combine all senior liens when calculating this ratio. The Guidelines, among other things, establish the following supervisory LTV limits: raw land (65%); land development (75%); construction (commercial, multifamily and nonresidential) (80%); improved property (85%) and one-to-four family residential (owner occupied) (no maximum ratio; however, any LTV ratio in excess of 90% should require appropriate insurance or readily marketable collateral).

         Certain institutions can make real estate loans that do not conform with the established LTV ratio limits up to 100% of the institution's total capital. Within this aggregate limit, total loans for all commercial, agricultural, multifamily and other non one-to-four family residential properties should not exceed 30% of total capital. An institution will come under increased supervisory scrutiny as the total of such loans approaches these levels. Certain loans are exempt from the LTV ratios (e.g. those guaranteed by a government agency, loans to facilitate the sale of real estate owned and loans renewed, refinanced or restructured by the original lender(s) to the same borrower(s) where there is no advancement of new funds, etc.).

         SINGLE-FAMILY RESIDENTIAL REAL ESTATE LOANS. Historically, savings institutions such as ESB have concentrated their lending activities on the origination of loans secured primarily by first mortgage liens on existing single-family residences. At December 31, 1996, $126.9 million or 55.9% of the Company's total loan portfolio consisted of single-family residential real estate loans, substantially all of which are conventional loans.

         Since July 1981, the Company has emphasized the origination of single-family residential adjustable-rate mortgages ("ARMs") which provide for periodic adjustments to the interest rate. Such loans amounted to approximately 63.0%, 74.2% and 52.6% of the single-family residential loans originated by the Company in 1996, 1995 and 1994, respectively. Included in these originations are loans that maintain a fixed rate of interest for a portion of the loan term and then adjusting annually thereafter (i.e., 3/3, 5/1, 7/1 and 10/1 loans).

         The adjustable-rate loans currently emphasized by the Company have up to 30-year terms and an interest rate which adjusts annually in accordance with one of several indices. There is a 2% cap on any increase or decrease in the interest rate per year, and there is currently a limit of 6% on the amount that the interest rate can increase and a limit of 2% on the amount that the interest rate can decrease over the life of the loan. The Company has not engaged in the practice of using a cap on the loan payments, which could allow the loan balance to increase rather than decrease, resulting in negative amortization. Although the Company occasionally offers discounts of one to two percentage points on the interest rate on its adjustable-rate residential mortgage loans during the first year of the mortgage loan for competitive reasons, generally it determines a borrower's ability to pay at the fully-indexed rate for the first two years.

         Adjustable-rate mortgage loans decrease the risks associated with changes in interest rates, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. These risks have not had an adverse effect on the Company to date.

         The Company continues to originate fixed-rate loans with terms of up to 30 years in order to provide a full range of products to its customers, but generally only under terms, conditions and documentation which permit their sale in the secondary market. The Company originated $16.3 million, $6.9 million and $11.4 million of fixed-rate single-family residential real estate loans during 1996, 1995 and 1994, respectively. In 1993, the Company began to originate and sell 30-year fixed-rate residential loans to the FHLMC, while maintaining a portion of these originations in its own portfolio, which did not adversely affect the Company's interest rate sensitivity GAP. The Company sold $268,000, $971,000 and $79,000 of fixed-rate loans to the FHLMC during 1996, 1995 and 1994, respectively, resulting in gains of $6,000, $6,000 and $1,000 during those respective years. At December 31, 1996, approximately $60.4 million or 47.6% of the single-family residential loans in the Company's loan portfolio consisted of loans which provide for fixed-rates of interest. Although these loans generally provide for repayments of principal over a fixed period up to 30 years, it is the Company's experience that because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

         The Company is permitted to lend up to 100% of the appraised value of the real property securing a residential loan (referred to as the loan-to-value ratio); however, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, the Company is required by federal regulations to obtain private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Directors, private mortgage insurance is generally obtained on residential loans for which loan-to-value ratios exceed 80%. The Company will generally lend up to 95% of the appraised value of one-to-four family, owner-occupied residential dwellings when the required private mortgage insurance is obtained, however, through the Company's low to moderate income loan program, the Company will lend up to 97% of the appraised value of the security property to qualified borrowers.

         Property appraisals on the real estate and improvements securing the Company's single-family residential loans are made by independent appraisers approved by the Company's Board of Directors. Appraisals are performed in accordance with federal regulations and policies.

         Title insurance policies are required on most first mortgage real estate loans originated by the Company. If title insurance is not obtained or is unavailable, the Company obtains an abstract of title and title opinion. Borrowers also must obtain hazard insurance prior to closing and, when required by the United States Department of Housing and Urban Development, flood insurance. Borrowers may be required to advance funds, with each monthly payment of principal and interest, to a loan escrow account from which the Company makes disbursements for items such as real estate taxes, hazard insurance premiums and mortgage insurance premiums as they become due.

         MULTI-FAMILY RESIDENTIAL, COMMERCIAL REAL ESTATE AND CONSTRUCTION LOANS. The Company originates mortgage loans for the acquisition of existing multi-family residential and commercial real estate properties. At December 31, 1996, $3.5 million or 1.5% of the Company's total loan portfolio consisted of loans secured by existing multi-family residential real estate properties and $20.5 million or 9.0% of such loan portfolio consisted of loans secured by existing commercial real estate properties.

         The Company's multi-family residential and commercial real estate lending activities are conducted pursuant to a policy which is reviewed and reapproved annually by the Board of Directors. The Company emphasizes investment in office buildings, apartment buildings, retail shopping establishments and churches. These types of properties constitute 90% of the Company's multi-family residential and commercial real estate loan portfolio, with the majority of the Company's commercial real estate loans being secured by office buildings. The Company's multi-family residential and commercial real estate loan portfolio consists primarily of loans secured by properties located in its primary market area. Applications for multi-family residential and commercial real estate loans are obtained primarily from previous borrowers, direct contacts with the Company and referrals.

         Although terms vary, multi-family residential and commercial real estate loans generally are amortized over a period of up to 25 years and mature in ten years and have interest rates which adjust at periodic intervals of generally less than five years, in accordance with a designated index, which generally is negotiated at the time of origination. Loan-to-value ratios on the Company's commercial real estate loans are currently limited to 80% or lower. However, the Company has in the past made multi-family residential and commercial real estate loans with higher loan-to-value ratios. In addition, as part of the criteria for underwriting multi-family residential and commercial real estate loans, the Company generally imposes a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of at least 110%. It is also the Company's general policy to obtain personal guarantees on its multi-family residential and commercial real estate loans from the principals of the borrower and, when this cannot be obtained, to impose more stringent loan-to-value, debt service and other underwriting requirements.

         At December 31, 1996, the Company's multi-family residential and commercial real estate loan portfolio consisted of approximately 140 loans with an average principal balance of $171,000. At December 31, 1996, the Company's net loans receivable did not consist of any nonaccrual multi-family residential and commercial real estate loans.

         From time to time, the Company has originated loans to construct single-family residences, commercial real estate and multi-family residences, builder loans and lines-of-credit and loans to acquire and develop real estate for construction of residential or commercial properties (together "construction loans"). These construction lending activities generally are limited to the Company's market area. Construction loans may be made to an individual for the purpose of constructing a personal residence, to a developer for the purpose of constructing single-family residential developments or to a builder for the purpose of constructing a speculative single-family residence or a commercial real estate project. During 1996, the Company began to originate builder lines-of-credit. These loans are, in effect, pre-approved loans to established builders for the purpose of purchasing developed lots and the construction of pre-sold and speculative single-family residences. The LTV guidelines established are not to exceed 80% of the appraised value or cost of construction, whichever is less on pre-sold and speculative single-family residences and 75% of the purchase price of developed lots.

The Savings Bank requires principal reduction on lots held in inventory after 18 months. Speculative single-family residences held in inventory 12 months after completion will be converted to a 25 year amortizing mortgage with a balloon payment after 60 months. The line-of-credit product significantly reduces approval turn around time and saves the builder expense over single approvals via reduced fees and title premiums. The Savings Bank does maintain the authority to refuse to fund for lots or homes it deems to be unacceptable and retains the right to cancel the line-of-credit upon notice should the lending relationship be deemed to be unsatisfactory. At December 31, 1996, construction loans amounted to $20.9 million or 9.2% of the Company's total loan portfolio. As of such date, the Company's portfolio of construction loans consisted of loans totaling $12.5 million for the construction of single-family residential loans and $8.4 million for land development and the construction of commercial real estate. Builder lines-of-credit were extended to 12 builders with $2.9 million outstanding under lines approved in the aggregate amount of $10.9 million.

         Construction loans generally have maturities of 6 to 18 months at an adjustable rate of interest, with payments being made monthly on an interest-only basis. Principal repayment comes either from the sale and release of the financed real estate or from the permanent financing arrangements which will generally provide for either an adjustable or fixed interest rate in keeping with the Company's policies with respect to residential and commercial real estate financing. The Company has in some instances granted construction loans with maturities of up to 36 months for acquisition and development purposes. Construction loans are otherwise generally underwritten and approved in the same manner as commercial real estate loans.

         The Company has increased its involvement in commercial real estate and construction lending within both its primary market area and the greater Pittsburgh metropolitan area. Such loans afford the Company the opportunity to increase the interest rate sensitivity of its loan portfolio and, with respect to nonresidential projects, to receive higher yields than those obtainable on single-family residential loans. These higher yields correspond to the higher credit risks associated with commercial real estate and construction lending. Commercial real estate and construction lending is generally considered to involve a higher level of risk as compared to single-family residential lending due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on real estate developers and managers. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor.

         The Company has attempted to minimize the foregoing risks by, among other things: adopting what management believes are conservative underwriting guidelines which impose more stringent loan-to-value, debt service and other requirements for loans which are believed to involve higher elements of credit risk; requiring, in certain circumstances, appraisals by Board designated appraisers on loans with principal balances of more than $50,000; limiting the geographic area in which the Company will make a commercial or construction loan; and limiting the amount of certain types of commercial real estate loans in its portfolio. In addition, in the case of commercial real estate loans, the Company emphasizes existing loans on relatively newly-constructed properties, as opposed to older properties which may require more maintenance or new loans on which there is no payment experience.

         CONSUMER LOANS. The Company offers a variety of consumer loans in order to provide a full range of financial services to its customers. At December 31, 1996, $45.5 million or 20.1% of the Company's total loan portfolio consisted of consumer loans. The consumer loans offered by the Company include home equity loans, education loans, automobile loans, deposit account secured loans, home improvement loans, personal loans and unsecured lines-of-credit or signature loans. Consumer loans are primarily obtained through existing and walk-in customers.

         As of December 31, 1996, the Company's largest group of consumer loans were home equity loans. The Company originates both adjustable rate home equity line-of-credit loans and fixed rate home equity loans with terms up to 15 years. At December 31, 1996, $27.0 million or 59.2% of the Company's consumer loan portfolio was made up of home equity loans.

         Although ESB issues a credit card in its name, it does so pursuant to an agency agreement with Mellon Bank, N.A., Pittsburgh, Pennsylvania, and it does not retain or have any liability related to the credit which is extended in connection with such credit cards.

         Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy.
In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of improper repair and maintenance of the underlying security. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. The Company believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to increase the interest rate sensitivity and shorten the average maturity of its loan portfolio.

         COMMERCIAL BUSINESS LOANS. At December 31, 1996, $9.7 million or 4.3% of the Company's total loan portfolio consisted of commercial business loans. The Company's commercial business loan portfolio consists of secured or unsecured loans for commercial, corporate and business purposes, such as commercial lines of credit and commercial loans secured by inventory or receivables and purchased financing lease loans. As previously detailed, the Company's largest commercial borrower is the originator of various financing lease loans. See "- Lending Activities - General." The two next largest commercial borrowers are a community hospital and a commercial developer and contractor. As of December 31, 1996, these three loans had outstanding principal balances of $3.6 million, $1.1 million and $1.0 million, respectively.

         LOAN FEE INCOME. In addition to interest earned on loans, the Company receives income from fees in connection with loan originations, loan modifications, late payments, prepayments and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans made and competitive conditions.

         The Company charges loan origination fees which are calculated as a percentage of the amount borrowed. Loan origination fees generally amount to one to two percent of the amount borrowed in the case of a mortgage loan. Loan origination fees are not obtained in connection with consumer loans. Loan origination and commitment fees and all incremental direct loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. Discounts and premiums on loans purchased are accreted and amortized in the same manner.

         NON-PERFORMING LOANS AND REAL ESTATE OWNED. When a borrower fails to make a required payment on a loan, the Company attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made on the fifteenth day after a payment is due. In most cases, deficiencies are cured promptly. If a delinquency extends beyond 15 days, the loan and payment history is reviewed and efforts are made to collect the loan. While the Company generally prefers to work with borrowers to resolve such problems, when the account becomes 90 days delinquent, the Company does institute foreclosure or other proceedings, as necessary, to minimize any potential loss.

         Loans are placed on nonaccrual when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, the Company does not accrue interest on loans past due 90 days or more.

         Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of cost or estimated fair value less estimated costs to sell at the date of acquisition and any write-down resulting therefrom is charged to the allowance for losses on real estate owned. All costs incurred in maintaining the Company's interest in the property, with the exception of legal fees, are capitalized between the date the loan becomes delinquent and the date of acquisition. After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized. See Note 1 to the Consolidated Financial Statements of the Company.

         The following table sets forth information regarding nonaccrual loans and real estate owned held by the Company at the dates indicated. As of the dates presented, the Company did not have any loans which were 90 days or more overdue but still accruing interest or loans which were classified as troubled debt restructurings.


                                                       December 31,
                                    --------------------------------------------------
                                      1996       1995       1994       1993      1992
                                    -------    -------    -------    -------   -------
                                                  (Dollars in Thousands)

Nonaccrual loans:
  Single-family residential
    real estate loans               $  285     $  599     $  668     $  425    $  422
  Multi-family residential
    and commercial real
    estate loans                         -          -      1,497      1,210     1,695
  Construction loans                     -          -          -          -         -
                                    ------     ------     ------     ------    ------
    Total                              285        599      2,165      1,635     2,117
  Consumer loans                       163         86        104        119       153
  Commercial business loans          3,636(1)     114          -          -        43
                                    ------     ------     ------     ------    ------
    Total nonaccrual loans           4,084        799      2,269      1,754     2,313
    Total nonaccrual loans to
      net loans receivable            1.88%      0.43%      1.40%      2.21%     3.04%
                                    ======     ======     ======     ======    ======
Total real estate owned, net
  of related reserves               $   37     $   52     $  294     $  246    $1,524
                                    ======     ======     ======     ======    ======
Total nonaccrual loans and
  real estate owned to
  total assets                        0.59%      0.13%      0.40%      0.49%     1.16%
                                    ======     ======     ======     ======    ======

--------------------

(1) Consists of financing lease loans as discussed under "Lending Activities - General".

         Interest income that would have been recorded under the original terms of such loans during 1996, 1995 and 1994 was approximately $232,000, $26,000, and $167,000, respectively. These amounts were not included in the Company's interest and dividend income for the respective periods.

         At December 31, 1996 nonaccrual single-family residential real estate loans included 17 loans ranging from approximately $1,000 to $45,000.

           At December 31, 1996 the Company had no nonaccrual multi-family and commercial real estate loans. The $485,000 decrease in nonaccrual multi-family residential and commercial real estate loans during 1993 was primarily due to a $348,000 participation loan secured by two hotels in Erie, Pennsylvania, becoming current and the partial payoff of a $175,000 loan secured by a commercial real estate property located on Neville Island, Pennsylvania. The $287,000 increase in nonaccrual multi-family residential and commercial loans during 1994 was primarily due to a $256,000 loan which became nonaccrual during the year. This loan is secured by a multi-purpose building located in Cranberry Township, Pennsylvania. The $1.5 million decrease in multi-family residential and commercial real estate loans during 1995 represents the collection of two loans secured by the multi-purpose building in Cranberry Township, Pennsylvania. At December 31, 1994, the borrower and loans were the Company's fourth largest aggregate borrowing relationship. During 1995, the smaller of these two loans was paid-off and the larger was paid down by $883,000, to a balance of $360,000 at December 31, 1995. This repayment was effected under a confirmed bankruptcy plan of reorganization. The remaining loan balance is secured by the building which appraised for $3.2 million as of July 5, 1994. The Savings Bank also received approximately $460,000 which represented unpaid interest, late charges and reimbursement of legal expenses for both loans. As a result of the principal repayment, collection of unpaid interest, adherence to the confirmed bankruptcy plan of reorganization and the collateral position, the remaining loan balance has been reclassified as performing.

         At December 31, 1996, nonaccrual consumer loans consisted of 55 loans with an average principal balance of $3,000. At December 31, 1996, nonaccrual commercial business loans consisted of the 13 financing lease loans with an outstanding principal balance of $3.6 million. See "- Lending Activities - General."

         At December 31, 1996, the Company's total real estate owned amounted to $37,000. This amount represents the net investment in a single-family property. This property is currently being marketed for sale.

         ALLOWANCES FOR LOSSES ON LOANS AND REAL ESTATE OWNED. PennFirst's policy is to establish reserves for estimated losses on delinquent loans when it determines that losses are expected to be incurred on such loans. The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income. See Notes 1, 6 and 7 to the Consolidated Financial Statements of the Company.

         Effective December 21, 1993, the OTS, in conjunction with the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve Board, issued an Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Policy Statement"). The Policy Statement, which effectively supersedes previous OTS proposed guidance, includes guidance (i) on the responsibilities of management for the assessment and establishment of an adequate allowance and (ii) for the agencies' examiners to use in evaluating the adequacy of such allowance and the policies utilized to determine such allowance. The Policy Statement also sets forth quantitative measures for the allowance with respect to assets classified substandard and doubtful, described below, and with respect to the remaining portion of an institution's loan portfolio. Specifically, the Policy Statement sets forth the following quantitative measures which examiners may use to determine the reasonableness of an allowance: (i) 50% of the portfolio that is classified doubtful; (ii) 15% of the portfolio that is classified substandard and (iii) for the portions of the portfolio that have not been classified (including loans designated special mention), estimated credit losses over the upcoming twelve months based on facts and circumstances available on the evaluation date. While the Policy Statement sets forth this quantitative measure, such guidance is not intended as a "floor" or "ceiling."

         Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "asset watch" is also utilized by the Company for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.

         The following table sets forth information concerning the activity in the Company's allowance for loan losses during the periods indicated.

                                          Year Ended December 31,
                               ----------------------------------------
                                 1996     1995    1994    1993     1992
                               ------     ----    ----    ----    -----
                                         (Dollars in Thousands)
Allowance at beginning of
  period                       $2,471   $2,475  $1,393  $1,225   $  952
Allowance associated with
  the acquisition of Economy
  Savings                           -        -   1,128       -        -
Charge-offs:
  Real Estate                      (3)     (25)    (27)   (159)     (48)
  Consumer                        (49)     (22)    (37)    (26)     (27)
  Commercial business               -        -     (39)      -        -
                               ------   ------  ------  ------   ------
    Total loans charged-off       (52)     (47)   (103)   (185)     (75)
Recoveries                         17       30      16      17       34
                               ------   ------  ------  ------   ------
Net charge-offs                   (35)     (17)    (87)   (168)     (41)
Additions charged to
  operations                      873       13      41     336      314
                               ------   ------  ------  ------   ------
Allowance at end of period     $3,309   $2,471  $2,475  $1,393   $1,225
                               ======   ======  ======  ======   ======
Ratio of net charge-offs to
  average loans outstanding
  during the period              0.02%    0.01%   0.07%   0.22%    0.05%
Ratio of allowance to
  total loans receivable
  at end of period               1.46%    1.29%   1.43%   1.64%    1.48%


         The primary reason for the increase in net charge-offs in 1993 was attributable to the charge-off of $72,000 relating to the settlement received on a commercial real estate property located on Neville Island, Pennsylvania, and the charge-off of $60,000 relating to a commercial property located in Pittsburgh, Pennsylvania. At December 31, 1993, this loan was determined to be an in-substance foreclosure and was reclassified as real estate owned. The primary reason for the increase in net charge-offs in 1996 was attributable to the charge-off of consumer loans. The Company's recoveries for these periods were primarily due to payments received with respect to charged-off consumer loans. At December 31, 1996, the Company had no allowance for losses on real estate owned.

         The following table shows the Company's total allowance for loan losses at the dates indicated and the allocation to the various loan categories.


                                                                              December 31,
                                   -------------------------------------------------------------------------------------------------

                                         1996                1995                1994                1993                1992
                                   -----------------   -----------------   -----------------   -----------------   -----------------

                                            Percent             Percent             Percent             Percent             Percent
                                            of Total            of Total            of Total            of Total            of Total
                                            Loans by            Loans by            Loans by            Loans by            Loans by
                                   Amount   Category   Amount   Category   Amount   Category   Amount   Category   Amount   Category
                                   ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                          (Dollars in Thousands)

Real estate loans                  $1,733     1.01%    $1,803     1.29%    $1,648     1.26%    $1,164     1.78%    $1,040     1.57%
Consumer loans                        574     1.26        522     1.26        472     1.40        212     1.16        175     1.17
Commercial business loans           1,002    10.38        146     1.47        355     4.32         17     1.26         10     0.79
                                   ------              ------              ------              ------              ------    -----

Total allowance for losses
  on loans to total loans
  receivable at end of period      $3,309     1.46%    $2,471     1.29%    $2,475     1.43%    $1,393     1.64%    $1,225     1.48%
                                   ======              ======              ======              ======              ======

         PennFirst's management believes that the reserves established by the Company are adequate to cover any potential losses in the Company's loan and real estate owned portfolios. However, future adjustments to these reserves may be necessary, and the Company's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in making its determinations in this regard.

         In May 1993, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 established standards to determine in what circumstances, if any, a creditor should measure impairment of a loan based on either the present (discounted) value of expected future cash flows related to the loan, the market price of the loan or the fair value of the underlying collateral.

         The Company adopted SFAS No. 114 and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," an amendment of SFAS No. 114, effective October 1, 1995. These statements address the accounting by creditors for impairment of certain loans. They apply to all creditors and to all loans, uncollateralized as well as collateralized, except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. The Savings Bank considers all one-to-four family residential mortgage loans and all consumer loans to be smaller homogeneous loans. Loans within the scope of these statements are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractual terms of the loans. Management determines the impairment of loans based on knowledge of the borrower's ability to repay the loan according to the contractual agreement, the borrower's repayment history and the fair value of collateral dependent loans. Pursuant to SFAS No. 114 paragraph 8, management does not consider an insignificant delay or insignificant shortfall to impair a loan. Management has determined that a delay less than 90 days will be considered an insignificant delay. All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Savings Bank's recorded investment in the loans over the measured value of the loans in accordance with SFAS No. 114 are provided for in the allowance for loan losses. The Savings Bank reviews its loans for impairment on a quarterly basis.

MORTGAGE-BACKED SECURITIES

         The Company invests in a portfolio of mortgage-backed securities which are insured or guaranteed by the FHLMC, the Federal National Mortgage Association ("FNMA") and the Government National Mortgage Association ("GNMA"). Mortgage-backed securities increase the quality of the Company's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

         The Company has adopted a methodology for the classification of mortgage-backed securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholders' equity, net of tax. Mortgage-backed securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk.

         The following table sets forth the activity in the Company's mortgage-backed securities portfolio during the periods indicated.

                                                At or For the Year Ended December 31,
                                               ---------------------------------------
                                                    1996          1995          1994
                                                    ----          ----          ----
                                                        (Dollars in Thousands)
Mortgage-backed securities
 at beginning of period                         $378,094      $412,347      $309,902
Mortgage-backed securities acquired
 in connection with the acquisition
 of Economy Savings                                    -             -        34,606
Purchases                                         97,406        72,340       181,046
Sales                                            (66,185)      (50,471)      (36,554)
Repayments                                       (70,413)      (60,780)      (70,079)
Premium amortization                              (1,035)         (930)       (1,635)
Change in unrealized gain (loss) on
 securities available for sale                      (307)        5,588        (4,939)
                                                --------       -------      --------
Mortgage-backed securities
 at end of period (1)                           $337,560      $378,094      $412,347
                                                ========      ========      ========

Weighted average yield at
 end of period                                      6.72%         6.53%         6.13%
                                                 =======       =======       =======


(1) Includes a fair market value of $259.4, $286.9 and $105.2 million in 1996, 1995 and 1994, respectively, of mortgage-backed securities classified as available for sale.

         At December 31, 1996, the Company's mortgage-backed securities portfolio (including mortgage-backed securities classified as available for sale) had an amortized cost and a fair market value of $337.2 million and $335.2 million, respectively. At the same date, $525,000 of such securities were scheduled to mature after one year through three years, $47.9 million were scheduled to mature after three through five years, $16.9 million were scheduled to mature after five through seven years and $270.5 million were scheduled to mature after seven years. Due to prepayments of the underlying loans, the actual maturities of the securities are expected to be substantially less than the scheduled maturities.

         On December 1, 1995, the Company reclassified $184.9 million of mortgage-backed securities held to maturity to mortgage-backed securities available for sale. The reclassification was in accordance with the FASB issuing a special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment. At December 31, 1996, the Company had classified $259.1 million at amortized cost of its mortgage-backed securities as available for sale and $78.1 million at amortized cost of mortgage-backed securities as held to maturity. The Company has classified certain securities as available for sale due to expected changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. The Company has occasionally sold securities from its available for sale portfolio in accordance with its asset and liability management strategies.

         Of the Company's total investment in mortgage-backed securities, at amortized cost, (including mortgage-backed securities classified as available for sale) at December 31, 1996, $153.9 million consisted of FNMA certificates, $100.7 million consisted of FHLMC certificates, $77.0 million consisted of GNMA certificates, and $5.6 million consisted of Collateralized Mortgage Obligations. At December 31, 1996, $140.7 million or 41.7% of the Company's portfolio of mortgage-backed securities (including mortgage-backed securities classified as available for sale) were secured by ARMs. See Notes 4 and 5 to the Consolidated Financial Statements of the Company.

INVESTMENT ACTIVITIES

         Federally chartered savings institutions have authority to invest in various types of securities, including U.S. Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks and savings institutions, bankers' acceptances and federal funds. Subject to various restrictions, federally chartered savings institutions also may invest a portion of their assets in commercial paper, corporate debt securities, tax exempt obligations and mutual funds whose assets conform to the investments that a federally chartered savings institution is authorized to make directly.

         As a member of the FHLB System, ESB must maintain minimum liquidity levels specified by the OTS and which vary from time to time. Liquidity may increase or decrease depending upon the yields available on investment opportunities and upon management's judgment as to the attractiveness of such yields and its expectation of the level of yields that will be available in the future.

         The Company's investment activities are directly monitored by the Company's Asset and Liability Management Committee under investment policy guidelines adopted by the Board of Directors.

The general objectives of the Company's investment policy are to provide adequate liquidity to meet the anticipated and unanticipated operating needs of the Company and to maximize income while protecting against credit and interest rate risk.

         The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholders' equity, net of tax. Investment and mortgage-backed securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. The Company recently adopted a strategy of purchasing tax-exempt municipal obligations and callable agency securities. The strategy was adopted to increase the overall yield earned on the Savings Bank's investment portfolio and because management believed that a significant or prolonged increase in interest rates was not likely at this time.

         The following table sets forth the Company's investment securities portfolio at carrying value at the dates indicated.


                                                          December 31,
                            -------------------------------------------------------------------------
                                    1996                      1995                      1994
                            ---------------------     ---------------------     ---------------------
                            Amortized  Percent of     Amortized  Percent of     Amortized  Percent of
                             Cost(1)    Portfolio      Cost(1)    Portfolio      Cost(1)    Portfolio
                            ---------------------     ---------------------     ---------------------
                                                     (Dollars in Thousands)

U.S. government and
  agency securities         $ 49,978        46.75%     $26,756       42.14%      $23,613       82.98%
Corporate obligations              -            -          169         .27           554        1.95
Tax-exempt obligations        56,677        53.02       36,315       57.20         4,040       14.20
FHLMC preferred stock            250          .23          250         .39           250         .87
                             -------       ------      -------      ------       -------      ------
  Total                     $106,905(2)    100.00%     $63,490(2)   100.00%      $28,457(2)   100.00%
---------------             ========       ======      =======      ======       =======      ======

(1) The fair market value of the Company's investment securities portfolio amounted to $106.5 million, $64.8 million and $26.9 million at December 31, 1996, 1995 and 1994, respectively.

(2) Includes a fair market value of $88.7 million, $43.9 million and $3.3 million of investment securities classified as available for sale at December 31, 1996, 1995 and 1994, respectively.

         On December 1, 1995, the Company reclassified $8.1 million of investment securities held to maturity to investment securities available for sale. The reclassification was in accordance with the FASB issuing a special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment.

         The following table sets forth the maturities and weighted average yields of the debt securities, at amortized cost, in the Company's investment securities portfolio at December 31, 1996.


                                        Less than           One to             Five to           Over Ten
                                         One Year          Five Years          Ten Years          Years
                                      --------------     --------------     --------------    --------------
                                      Amount   Yield     Amount   Yield     Amount   Yield    Amount   Yield
                                      ------   -----     ------   -----     ------   -----    ------   -----
                                                              (Dollars in Thousands)

          U.S. government and
            agency securities         $   15   7.50%     $  999   6.01%    $46,972   6.95%   $ 1,992   7.30%
          Tax-exempt obligations          25   5.60         252   4.25         316   4.86     56,084   5.72
          FHLMC preferred stock            -      -         250   7.90           -      -          -      -
                                      ------   ----      ------   ----     -------   ----    -------   ----

                                      $   40   6.31%     $1,501   6.03%    $47,288   6.93%   $58,076   5.77%
                                      ======   ====      ======   ====     =======   ====    =======   ====



SOURCES OF FUNDS

         PennFirst's principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through the Company's branch offices. The Company also derives funds from amortization and prepayments of outstanding loans and mortgage-backed securities and from maturing investment securities. When needed, the Company also may borrow funds from the FHLB of Pittsburgh and other sources to support originations and purchases of loans and mortgage-backed and investment securities.

         DEPOSITS. The Company's current deposit products include regular savings accounts, demand accounts, NOW accounts, money market deposit accounts, and certificates of deposit ranging in terms from 30 days to ten years. Included among these deposit products are certificates of deposit with negotiable interest rates and balances of $100,000 or more ("Jumbo certificates"), which amounted to 5.3%, 5.8% and 6.3% of PennFirst's total deposits at December 31, 1996, 1995 and 1994, respectively. The Company's deposit products also include Individual Retirement Account certificates ("IRA certificates") and Keogh Plan retirement certificates.

         The Company's deposits are obtained primarily from residents of Allegheny, Lawrence, Beaver and Butler counties, Pennsylvania. The Company attracts deposit accounts by offering a wide variety of accounts, competitive interest rates, and convenient office locations and service hours. The Company utilizes traditional marketing methods to attract new customers and savings deposits, including cable television, print media advertising and direct mailings. PennFirst does limited advertising for deposits outside of its local market area but does not utilize the direct services of deposit brokers, and management believes that an insignificant number of deposit accounts were held by non-residents of Pennsylvania at December 31, 1996. PennFirst has a drive-up banking facility at its Ellwood City, Aliquippa, Ambridge, Center Township and Coraopolis offices and has installed automated teller machines ("ATMs") at six of its branch offices. The Company participates in the ATM network known as MAC (Money Access Service) operated by CoreStates Financial Corporation, Philadelphia, Pennsylvania.

         The Company's deposit composition has remained relatively stable for the past several years. The Company has been competitive in the types of accounts and in interest rates it has offered on its deposit products but does not necessarily seek to match the highest rates paid by competing institutions. The Company intends to continue its efforts to attract deposits as a principal source of funds for supporting its lending and investment activities because the cost of these funds generally is less than other borrowings. Although market demand generally dictates which deposit maturities and rates will be accepted by the public, the Company intends to continue to promote longer term deposits to the extent possible and consistent with its asset and liability management goals. Management believes that as customers become more interest rate conscious and willing to move funds to higher rate accounts, the ability of PennFirst to attract and maintain deposits and its cost of funds will continue to be largely affected by national money market conditions.

         PennFirst pays 1% interest on its mortgage escrow accounts. Interest paid on such escrow accounts for 1996 was $18,000.

         The following table shows the distribution of the Company's deposits by type of deposit as of the dates indicated.

                                                                December 31,
                                       ---------------------------------------------------------------------
                                              1996                     1995                      1994
                                       -------------------     --------------------     --------------------
                                                   Percent                  Percent                  Percent
                                        Amount    of Total      Amount     of Total        Amount   of Total
                                        ------    --------      ------     --------        ------   --------
                                                               (Dollars in Thousands)

Non-interest-bearing
  checking accounts                    $  5,082      1.53%     $  3,776       1.12%       $  4,034     1.21%
Regular savings
  and club accounts                      56,849     17.08        60,850      17.98          70,186    21.03
NOW accounts                             22,334      6.71        20,791       6.14          21,023     6.30
Money market deposit
  accounts                               58,624     17.61        57,920      17.11          47,786    14.31
Certificate of deposit
  accounts(1)                           190,000     57.07       195,157      57.65         190,796    57.15
                                       --------    ------      --------     ------        --------   ------
    Total deposits                     $332,889    100.00%     $338,494     100.00%       $333,825   100.00%
                                       ========    ======      ========     ======        ========   ======

-----------------

(1) At December 31, 1996, 1995, and 1994, jumbo certificates amounted to $17.5 million, $19.6 million and $21.1 million respectively.

     The following table sets forth the net deposit flows of the Company during the periods indicated.

                                      Year Ended December 31,
                                  -----------------------------
                                    1996       1995      1994(1)
                                  --------   --------  ---------
                                      (Dollars In Thousands)

Increase (decrease) before
  interest credited               $(20,089)  $ (9,448)  $114,854
Interest credited                   14,484     14,117     12,341
                                  --------   --------   --------
Net deposit increase (decrease)   $ (5,605)  $  4,669   $127,195
                                  ========   ========   ========

-----------

(1) The $114.9 million increase for the year ended December 31, 1994 was primarily the result of the acquisition $114.2 million of deposits in connection with the acquisition of Economy Savings.

           The Company experienced decreases of $20.1 million and $9.4 million in deposits (before interest credited) for the years ended December 31, 1996 and 1995, respectively. The decreases were primarily the result of the decline in interest rates offered by the Company. The Company's management carefully monitors the interest rates and terms of its deposit products in order to maximize the interest rate spread and to better match its interest-sensitive liabilities with its interest-sensitive assets.

         The following tables present by various interest rate categories the amounts of certificates of deposit of the Company at the dates indicated and the amounts at December 31, 1996 which mature during the periods indicated.

                                                         December 31,
                                           ---------------------------------------
                                             1996           1995           1994
                                           ---------     ----------     ----------
                                                    (Dollars In Thousands)

           2.50 to  4.49%                  $  1,492       $  5,825        $ 54,508
           4.50 to  6.49%                   170,129        159,914         112,334
           6.50 to  8.49%                    14,767         23,421          17,451
           8.50 to 10.49%                     3,519          5,997           6,255
          10.50 to 12.49%                        93              -             248
                                           --------       --------        --------
            Total                          $190,000       $195,157        $190,796
                                           ========       ========        ========



                                            Amounts at December 31, 1996  Maturing in
                            -----------------------------------------------------------------------------
                                           More than           More than
                             1 to 12        one year           two years            After
                              Months      to two years       to three years      three years       Total
                            --------      ------------       --------------      -----------       -----
                                                         (Dollars In Thousands)

 2.50 to  4.49%             $  1,459        $    33             $     -            $     -       $  1,492
 4.50 to  6.49%              115,845         41,833               8,785              3,666        170,129
 6.50 to  8.49%                2,943          3,915               5,037              2,872         14,767
 8.50 to 10.49%                1,501          2,018                   -                  -          3,519
10.50 to 12.49%                   93              -                   -                  -             93
                            --------        -------             -------            -------       --------
  Total                     $121,841        $47,799             $13,822            $ 6,538       $190,000
                            ========        =======             =======            =======       ========


         BORROWINGS. From time to time, the Company obtains advances from the FHLB of Pittsburgh upon the security of the common stock it owns in the FHLB and certain of its residential mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. See "Regulation - Regulation of the Savings Bank - Federal Home Loan Bank System." Such advances are made pursuant to several different credit programs, each of which has its own interest rate, maximum size of advance and range of maturities. Depending on the program, limitations on the amount of such borrowings are based either on a fixed percentage of the Savings Bank's capital or on the FHLB's assessment of the Savings Bank's creditworthiness. At December 31, 1996, the Company had $295.5 million in advances, $137.2 million of which were scheduled to mature after December 31, 1997. These advances have generally been utilized to fund purchases of mortgage-backed securities at a positive interest rate spread. The increase of $47.1 million in FHLB advances during 1996, was primarily due to the purchase of municipal obligations and callable agencies, which were funded at a positive interest rate spread.

         The Company participates as an authorized depository for treasury tax and loan accounts on behalf of the Federal Reserve Bank of Cleveland ("FRB of Cleveland"). Under the terms of an agreement with the FRB of Cleveland, funds deposited to the Company's account accrue interest at a rate of 1/4 of 1% below the overnight federal funds rate.

         The Company has entered into sales of securities under agreements to repurchase (reverse repurchase agreements). Fixed-coupon reverse repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated statement of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The government agency securities underlying the agreement were delivered to the FHLB and an independent brokerage firm who arranged the transactions. See Note 11 to the Consolidated Financial Statements of the Company.

         The following table sets forth the borrowings of the Company at the dates indicated.

                                               December 31,
                                      ----------------------------
                                          1996      1995      1994
                                          ----      ----      ----
                                          (Dollars In Thousands)

Advances from FHLB of Pittsburgh      $295,522  $248,386  $237,883
Treasury tax and loan accounts             223        86       110
Reverse repurchase agreements           13,450    11,000     8,444
                                      --------  --------  --------
                                      $309,195  $259,472  $246,437
                                      ========  ========  ========

         The following table presents certain information regarding aggregate short-term FHLB advances (maturities of one year or less), the Treasury tax and loan note payable and the reverse repurchase agreements of the Company at the dates and for the periods indicated.

                                                                    At or For the Year Ended
                                                                          December 31,
                                                              -------------------------------------
                                                               1996           1995           1994
                                                               ----           ----           ----
                                                                    (Dollars in Thousands)

FHLB advances:
         Average balance outstanding(1)                       $162,894       $161,874      $ 75,533
         Maximum amount outstanding at any month-end
           during the period                                   160,941        164,075       185,357
         Balance outstanding at end of period                  158,335        133,940       139,275
         Average interest rate during the period(2)               6.10%          5.72%         5.25%
         Average interest rate at end of period                   6.17%          6.07%         5.65%

Treasury tax and loan note:
         Average balance outstanding(1)                       $      4       $      3      $     96
         Maximum amount outstanding at any month-end
           during the period                                       223            176           158
         Balance outstanding at end of period                      223             86           110
         Average interest rate during the period(2)               3.34%          3.59%         3.20%
         Average interest rate at end of period                   5.18%          5.16%         5.21%

Reverse repurchase agreements:
         Average balance outstanding(1)                       $ 13,112       $     60      $  1,272
         Maximum amount outstanding at any month-end
           during the period                                    14,000         11,000         8,444
         Balance outstanding at end of period                   13,450         11,000         8,444
         Average interest rate during the period(2)               5.50%          5.88%         6.09%
         Average interest rate at end of period                   5.58%          5.88%         5.89%

Total short-term borrowings:
         Average balance outstanding(1)                       $176,010       $161,937      $ 75,629
         Maximum amount outstanding at any month-end
           during the period                                   175,164        175,251       185,515
         Balance outstanding at end of period                  172,008        145,026       147,829
         Average interest rate during the period(2)               6.06%          5.72%         5.25%
         Average interest rate at end of period                   6.12%          6.06%         5.64%

---------------

(1)    Calculated using daily balances.

(2)    Calculated using daily weighted average interest rates.

COMPETITION

       The Company faces significant competition in attracting deposits. Its most direct competition for deposits has historically come from commercial banks and other savings institutions located in its market area. Particularly in times of high interest rates, the Company faces additional significant competition for investors' funds from short-term money market funds and issuers of corporate and government securities. The Company competes for deposits principally by offering depositors a variety of deposit programs, convenient branch locations, hours and other services. The Company does not rely upon any individual group or entity for a material portion of its deposits.

       The Company's competition for real estate loans comes principally from mortgage banking companies, other savings institutions, commercial banks and credit unions. The Company competes for loan originations primarily through the interest rates and loan fees it charges, the efficiency and quality of services it provides borrowers, referrals from real estate brokers and builders, and the variety of its products. Factors which affect competition include the general and local economic conditions, current interest rate levels and volatility in the mortgage markets.


EMPLOYEES

       The Company had 92 full-time employees and 33 part-time employees as of December 31, 1996. None of these employees is represented by a collective bargaining agent. The Company believes that it enjoys excellent relations with its personnel.

SUBSIDIARIES

       The Savings Bank is permitted by current OTS regulations to invest an amount up to 2% of their respective assets in stock, paid-in surplus and secured and unsecured loans in service corporations. The Savings Bank may invest an additional 1% of its respective assets when the additional funds are utilized for community or inner-city purposes. In addition, federally chartered savings institutions under certain circumstances also may make conforming loans to service corporations in which the lender owns or holds more than 10% of the capital stock in an aggregate amount of up to 50% of regulatory capital. Savings institutions meeting these requirements also may make, subject to the loans-to-one borrower limitations, an unlimited amount of conforming loans to service corporations in which the lender does not own or hold more than 10% of the capital stock of certain other corporations meeting specified requirements.

       At December 31, 1996, the Savings Bank was authorized under the current regulations to have a maximum investment of $13.6 million in its service corporations, exclusive of the additional 1% of assets investment permitted for community or inner-city purposes but inclusive of the ability to make conforming loans to their subsidiaries. On that date, ESB had a $51,000 investment in AMSCO, Inc. ("AMSCO") its wholly owned service corporation.

       AMSCO was incorporated in 1974 as a wholly-owned subsidiary of the Savings Bank to engage in real estate development, property management and condominium conversions, independently or in conjunction with joint ventures. At December 31, 1996 AMSCO's assets consisted of an undeveloped commercially zoned lot with a net book value of $80,000 and an investment in one joint venture totaling $32,000.

       The joint venture, Westchase Development, consists of a 50% interest in a partnership with a local developer. Westchase purchased approximately 20 acres of undeveloped land in Findlay Township, Allegheny County, Pennsylvania in April 1991 and developed the land into 54 lots for the purpose of building single-family residential dwellings. The Savings Bank is providing financing for the project. As of December 31, 1996, 3 of the 54 lots remain unsold.

       A savings institution is required to deduct the amount of investment in, and extensions of credit to, a subsidiary engaged in activities not permissible for national banks. Because the acquisition and development of real estate is not a permissible activity for national banks, the investments in and loans to any subsidiary of the Savings Bank which is engaged in such activities are subject to exclusion from their respective regulatory capital calculation. See "Regulation - Regulation of the Savings Bank - Regulatory Capital Requirements."

                                   REGULATION

       Set forth below is a brief description of certain laws and regulations which relate to the regulation of the Company and ESB. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

REGULATION OF THE COMPANY

       GENERAL. The Company is a registered savings and loan holding company pursuant to the Home Owners' Loan Act, as amended ("HOLA"). As such, the Company is subject to OTS regulations, examinations, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, ESB is subject to certain restrictions in its dealings with the Company and affiliates thereof.

       ACTIVITIES RESTRICTIONS. There are generally no restrictions on the activities of a savings and loan holding company which holds only one subsidiary savings association. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings association, the Director may impose such restrictions as deemed necessary to address such risk, including limiting (i) payment of dividends by the savings association;
(ii) transactions between the savings association and its affiliates; and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the saving association. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings association subsidiary of such a holding company fails to meet a qualified thrift lender ("QTL") test, then such unitary holding company also shall become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the savings association requalifies as a QTL within one year thereafter, shall register as, and become subject to the restrictions applicable to, a bank holding company. See "Regulation - Regulation of the Savings Bank - Qualified Thrift Lender Test."

       If the Company were to acquire control of another savings association, other than through merger or other business combination with the Savings Bank, the Company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings association meets the QTL test, the activities of the Company and any of its subsidiaries (other than the Savings Bank or other subsidiary savings associations) would thereafter be subject to further restrictions. Among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings association shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof any business activity, upon prior notice to, and no objection by the OTS, other than: (i) furnishing or performing management services for a subsidiary savings association; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings association;
(iv) holding or managing properties used or occupied by a subsidiary savings association; (v) acting as trustee under deeds of trust; (vi) those activities authorized by regulation as of March 5, 1987 to be engaged in by multiple savings and loan holding companies; or (vii) unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies, those activities authorized by the Federal Reserve Board as permissible for bank holding companies. Those activities described in (vii) above also must be approved by the Director of the OTS prior to being engaged in by a multiple savings and loan holding company.

       LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the parent holding company of a savings association (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings association. Generally, Sections 23A and 23B (i) limit the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and
(ii) require that all transactions be on terms substantially the same, or at least favorable, to the association or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Section 23A and 23B, no savings association may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

       In addition, Section 22(g) and (h) of the Federal Reserve Act places restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a savings institution ("a principal stockholder"), and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings institution's loans to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings institution to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. At December 31, 1996, the Savings Bank was in compliance with the above restrictions.

       RESTRICTIONS ON ACQUISITIONS. Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of the OTS, (i) control of any other savings association or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a savings association or holding company thereof which is not a subsidiary. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company.

       The Director of the OTS may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state if (i) the multiple savings and loan holding company involved controls a savings association which operated a home or branch office located in the state of the association to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings association pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act ("FDIA"); or (iii) the statutes of the state in which the association to be acquired is located specifically permit institutions to be acquired by the state-chartered associations or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings associations).

       The Federal Reserve Board may approve an application by a bank holding company to acquire control of a savings association. A bank holding company that controls a savings association may merge or consolidate the assets and liabilities of the savings association with, or transfer assets and liabilities to, any subsidiary bank which is a member of the Bank Insurance Fund with the approval of the appropriate federal banking agency and the Federal Reserve Board. As a result of these provisions, there have been a number of acquisitions of savings associations by bank holding companies in recent years.

REGULATION OF THE SAVINGS BANK

       GENERAL. The Savings Bank is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, the Savings Bank is subject to broad federal regulation and oversight by the OTS and the FDIC extending to all aspects of their operations. The Savings Bank is a member of the FHLB of Pittsburgh and is subject to certain limited regulation by the Federal Reserve Board.

       FEDERAL SAVINGS ASSOCIATION REGULATION. The OTS has extensive regulatory authority over the operations of savings associations. As part of this authority, savings associations are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS. Such regulation and supervision is primarily intended for the protection of depositors.

       The investment and lending authority of the Savings Bank is prescribed by federal laws and regulations, and are prohibited from engaging in any activities not permitted by such laws and regulations. These laws and regulations generally are applicable to all federally chartered savings associations and many also apply to state-chartered savings associations.

       There are limitations on the aggregate amount of loans that a savings association could make to any one borrower, including related entities. For information about the Company's largest loans or groups of loans, see "Business
- Lending Activities - General."

       OTS enforcement authority over all savings associations and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS.

       INSURANCE OF ACCOUNTS. The deposits of the Savings Bank are insured up to $100,000 per insured member (as defined by law and regulation) by the SAIF, administered by the FDIC and are backed by the full faith and credit of the United States Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action.

       Under current FDIC regulations, institutions are assigned to one of three capital groups which are based solely on the level of an institution's capital - "well capitalized," "adequately capitalized," and "undercapitalized"
- which are defined in the same manner as the regulations establishing the prompt corrective action system under Section 38 of the FDIA. These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created resulted in nine assessment risk classifications, with rates ranging from .23% for well capitalized, healthy institutions to .31% for undercapitalized institutions with substantial supervisory concerns.

       The FDIC may terminate the deposit insurance of any insured depository institution, including the Savings Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which could result in termination of the Savings Bank's deposit insurance.

       On November 14, 1995, the FDIC lowered the insurance rates for commercial banks and certain savings banks through the Bank Insurance Fund ("BIF") to zero to 4 basis points on insured deposits (subject to a $2,000 minimum) as the commercial banks had reached the required capitalization level of $1.25 for each $100 of insured deposits.

       On September 30, 1996, President Clinton signed into law legislation which eliminates the premium differential between SAIF-insured institutions and BIF-insured institutions by recapitalizing the SAIF's reserves to the required ratio. The legislation required all SAIF member institutions to pay a one-time special assessment to recapitalize the SAIF, with the aggregate amount to be sufficient to bring the reserve ratio in the SAIF to 1.25% of insured deposits. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.

       Implementing FDIC regulations imposed a one-time special assessment equal to 65.7 basis points for all SAIF-assessable deposits as of March 31, 1995, which was accrued as an expense on September 30, 1996. The Savings Bank's one-time special assessment amounted to $2.2 million ($1.3 million net of tax) or $.34 per share. The payment of such special assessment had the effect of immediately reducing the Savings Bank's capital by such amount.

Nevertheless, management does not believe that this one-time special assessment had a material adverse effect on the Savings Bank's consolidated financial condition.

       In the fourth quarter of 1996, the FDIC lowered the assessment rates for SAIF members to reduce the disparity in the assessment rates paid by BIF and SAIF members. Beginning October 1, 1996, effective SAIF rates generally range from zero basis points to 27 basis points, except that during the fourth quarter of 1996, the rates for SAIF members ranged from 18 basis points to 27 basis points in order to include assessments paid to the Financing Corporation ("FICO"). From 1997 through 1999, SAIF members will pay 6.5 basis points to fund the FICO, while BIF member institutions will pay approximately 1.3 basis points. The Savings Bank's insurance premiums, which had amounted to 23 basis points, were thus reduced to 6.5 basis points effective January 1, 1997. Based upon the $331.2 million of assessable deposits at December 31, 1996, the Savings Bank will pay approximately $273,000 less in insurance premiums in the first half of 1997.

       LIQUIDITY REQUIREMENTS. The Savings Bank is required to maintain an average daily balance of liquid assets equal to at least 5% of the sum of their respective average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and savings flows of all savings associations and is currently 5%.

       Liquid assets for purposes of this ratio include specified short-term assets (e.g., cash, certain time deposits, certain banker's acceptances and short-term United States Government obligations), and long-term assets (e.g., United States Government obligations of more than one and less than five years and state agency obligations with a minimum term of 18 months). The OTS designates as liquid assets certain mortgage-related securities with less than one year to maturity. Short-term liquid assets currently must constitute at least 1% of the liquidity base. Monetary penalties may be imposed for failure to meet liquidity requirements. The Savings Bank's average daily liquidity ratio for the month ended December 31, 1996 was 11.4% and its short-term liquidity ratio at December 31, 1996 exceeded the regulatory requirement of 1%. The Savings Bank has consistently maintained liquidity levels in excess of the minimum requirements in recent years.

       REGULATORY CAPITAL REQUIREMENTS. Federally insured savings associations are required to maintain minimum levels of regulatory capital. The regulatory capital standards for savings associations generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

       Current OTS capital standards require savings associations to satisfy three different OTS capital requirements. Under these standards, savings associations must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to 8% of "risk-weighted" assets. For purposes of the regulation, core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill." Core capital is generally reduced by the amount of a savings association's intangible assets, although limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, qualifying supervisory goodwill and certain other intangibles capable of being sold in the market. Tangible capital is core capital less qualifying supervisory goodwill and all other intangible assets, with only a limited exception for purchased mortgage servicing rights. At December 31, 1996, the Savings Bank had approximately $146,000 that was deducted from its capital calculation. The Savings Bank had no supervisory goodwill as of December 31, 1996, and, accordingly, none was included in its capital calculation. However, the Savings Bank had approximately $4.5 million in intangible assets which were deducted from its capital calculation as of such date.

       Both core and tangible capital are further reduced by an amount equal to a savings association's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). At December 31, 1996, the Savings Bank did not have any significant investments in nor any extensions of credit to nonincludable subsidiaries.

       A savings association is allowed to include both core capital and supplementary capital in its total capital for purposes of the risk-based capital requirements, provided that the amount of supplementary capital included does not exceed the savings association's core capital. Supplementary capital consists of certain capital instruments that do not qualify as core capital, and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only in an amount equal to the amount of core capital. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights assigned by the OTS for principal categories of assets are (i) 0% for cash and securities issued by the United States Government or unconditionally backed by the full faith and credit of the United

States Government; (ii) 20% for securities (other than equity securities) issued by United States Government-sponsored agencies and mortgage-backed securities issued by, or fully guaranteed as to principal and interest by, the FNMA or the FHLMC, except for those classes with residual characteristics or stripped mortgage-related securities; (iii) 50% for prudently underwritten permanent one-to-four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or the FHLMC, and qualifying residential bridge loans made directly for the construction of one-to-four-family residences; and (iv) 100% for all other loans and investments, including consumer loans, commercial loans, and one-to-four-family residential real estate loans more than 90 days delinquent and for repossessed assets. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

       OTS policy imposes a limitation on the amount of net deferred tax assets under SFAS No. 109 that may be included in regulatory capital. (Net deferred tax assets represent deferred tax assets, reduced by any valuation allowances, in excess of deferred tax liabilities). Application of the limit depends on the possible sources of taxable income available to an institution to realize deferred tax assets. Deferred tax assets that can be realized from the following generally are not limited: taxes paid in prior carryback years and future reversals of existing taxable temporary differences. To the extent that the realization of deferred tax assets depends on an institution's future taxable income (exclusive of reversing temporary differences and carryforwards), or its tax-planning strategies, such deferred tax assets are limited for regulatory capital purposes to the lesser of the amount that can be realized within one year of the quarter-end report date or 10% of core capital. At December 31, 1996, the Savings Bank had $499,000 in net deferred tax assets which is deducted from its tangible, core and risk-based capital.

       In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating its risk-based capital. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% of the estimated economic value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The interest rate risk component will be calculated, on a quarterly basis, as one-half of the difference between an institution's measured interest rate risk and 2.0% multiplied by the economic value of its assets.

The rule also authorizes the Director of the OTS, or his designee, to waive or defer an institution's interest rate risk component on a case-by-case basis. The final rule was originally effective as of January 1, 1994, subject however to a two quarter "lag" time between the reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's interest rate risk component. However, in October 1994, the Director of the OTS indicated that it would waive the capital deductions for institutions with a greater than "normal" risk until the OTS publishes an appeals process. In August 1995, the OTS issued Thrift Bulletin No. 67 which allows eligible institutions to request an adjustment to their interest rate risk component as calculated by the OTS, or to request to use their own models to calculate their interest rate component. The OTS also indicated that it will delay invoking its interest rate risk rule requiring institutions with above normal interest rate risk exposure to adjust their regulatory capital requirement until new procedures are implemented and evaluated. The OTS has not yet established an effective date for the capital deduction.

       The following table sets forth certain information concerning the Savings Bank's regulatory capital at December 31, 1996.

                                           ESB BANK
                                     Amount    Percentage
                                     --------------------
Dollars in Thousands
--------------------
Tangible Capital:
  Actual                             $41,217        6.11%
  Required                            10,116        1.50
                                     -------       -----
  Excess                             $31,101        4.61%
                                     =======       =====

Core Capital:
  Actual                             $41,217        6.11%
  Required                            20,231        3.00
                                     -------       -----
  Excess                             $20,986        3.11%
                                     =======       =====

Risk-based Capital:
  Actual                             $44,107       19.08%
  Required                            18,498        8.00
                                     -------       -----
  Excess                             $25,609       11.08%
                                     =======       =====

       Effective November 28, 1994, the OTS revised its interim policy issued in August 1993 under which savings institutions computed their regulatory capital in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the revised OTS policy, savings institutions must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of GAAP capital. As a result of this requirement, at December 31, 1996, the Savings Bank's regulatory capital was decreased by $116,000.

       A savings institution which is not in capital compliance or which is otherwise deemed to require more than normal supervision is subject to restrictions on its ability to grow pursuant to Regulatory Bulletin 3a-1. In addition, a provision of HOLA generally provides that the Director of OTS must restrict the asset growth of savings institutions not in regulatory compliance, subject to a limited exception for growth not exceeding interest credited.

       A savings institution which is not in capital compliance is also automatically subject to the following: (i) new directors and senior executive officers and employment contracts for senior executive officers must be approved by the OTS in advance; (ii) the savings institution may not accept or renew any brokered deposits; (iii) the savings institution is subject to higher OTS assessments as a capital-deficient institution; and (iv) the savings institution may not make any capital distributions without prior written approval.

       Any savings association that fails any of the capital requirements is subject to possible enforcement actions by the OTS or the FDIC. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on an association's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. Certain actions are required by law, as discussed below. See "- Prompt Corrective Action." The OTS' capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

       PROPOSED REGULATORY CAPITAL REQUIREMENTS. In April 1991, the OTS proposed to modify the 3% of adjusted total assets core capital requirement in the same manner as the Comptroller of the Currency requirement for national banks. Under the OTS proposal, only savings associations rated composite 1 under the OTS CAMEL rating system and without certain other risk characteristics will be permitted to operate at the regulatory minimum core capital ratio of 3%. For all other savings associations, the minimum core capital ratio will range from 4% to 5% of adjusted total assets or more, as determined by the OTS based on the quality of risk management systems and the level of overall risk in each individual savings association through the examination process on a case-by-case basis. Due to ESB Bank's strong capitalization, management does not believe that this proposal, if adopted, will materially adversely affect their respective operations.

       PROMPT CORRECTIVE ACTION. Under Section 38 of the FDIA as added by the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. In September 1992, the federal banking agencies (including the OTS) adopted substantially similar regulations which are intended to implement Section 38 of the FDIA. These regulations became effective December 19, 1992. Under the regulations, a savings association shall be deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based ratio of 6.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized," (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0% or a Tier 1 leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) "significantly undercapitalized" if it has a total risk-based ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a Tier 1 leverage capital ratio that is less than 3.0%, and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Section 38 of the FDIA and the regulations promulgated thereunder also specify circumstances under which the OTS may reclassify a well capitalized savings association as adequately capitalized and may require an adequately capitalized savings association or an undercapitalized savings association to comply with supervisory actions as if it were in the next lower category (except that the OTS may not reclassify a significantly undercapitalized savings association as critically undercapitalized). At December 31, 1996, ESB was in the "well capitalized" category.

       CLASSIFICATION OF ASSETS. For information concerning the Policy Statement on Allowance for Loan and Lease Losses, see "Business - Allowance for Losses on Loans and Real Estate Owned." At December 31, 1996, the Company's classified assets totaled $4.6 million, of which $4.5 million were assets classified substandard with the remaining $59,000 classified as a loss.

       ACCOUNTING REQUIREMENTS AND INVESTMENT PRACTICES. The OTS has established accounting standards to be applicable to all savings associations for purposes of complying with regulations, except to the extent otherwise specified in the capital standards. Such standards must incorporate generally accepted accounting principles to the same degree as is prescribed by the Federal banking agencies for banks or may be more stringent than such requirements.

       On September 2, 1992, the OTS amended a number of its accounting regulations and reporting requirements (effective October 2, 1992). The amendments reflected the adoption by the OTS of the following standards: (i) regulatory reports will incorporate GAAP when GAAP is used by federal banking agencies; (ii) savings association transactions, financial condition and regulatory capital must be reported and disclosed in accordance with OTS regulatory reporting requirements that will be at least as stringent as for national banks; and (iii) the director of the OTS may prescribe regulatory reporting requirements more stringent than GAAP whenever the director determines that such requirements are necessary to ensure the safe and sound reporting and operation of savings associations. The OTS anticipates further similar revisions to its regulations in the near future.

       Effective December 31, 1992, savings associations are required to use fair value instead of net realizable value for the valuation of troubled, collateral dependent loans and foreclosed assets. This change was made by the OTS to comply with the Statement of Position ("SOP") 92-3 "Accounting for Foreclosed Assets" issued by the American Institute of Certified Public Accountants. Under the SOP there is a rebuttable presumption that foreclosed assets are held for sale and such assets are recommended to be carried at the lower of fair value minus estimated costs to sell the property, or cost (generally the balance of the loan on the property at the date of acquisition). After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value. The Company's accounting for it real estate owned complies with the guidance set forth in SOP 92-3.

       For information about the Company's investment securities, see "Business
- Investment Activities."

       QUALIFIED THRIFT LENDER TEST. Under Section 2303 of the Economic Growth and Regulatory Paperwork Reduction Act of 1996, a savings association can comply with the QTL test by either meeting the QTL test set forth in the HOLA and implementing regulations or qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended ("Code"). The QTL test set forth in the HOLA requires a thrift institution to maintain 65% of portfolio assets in Qualified Thrift Investments ("QTIs"). Portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding

20% of assets. Generally, QTIs are residential housing related assets. At December 31, 1996, the amount of the Savings Bank's assets which were invested in QTIs was 76.6%, which exceeded the percentage required to qualify the Savings Bank under the QTL test. A savings institution that does not meet the QTL test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank;
(iii) the institution shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the institution ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

       RESTRICTIONS ON CAPITAL DISTRIBUTIONS. The OTS regulates capital distributions by savings associations, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings association to make capital distributions. Generally, the regulation creates a safe harbor for specified levels of capital distributions from associations meeting at least their minimum capital requirements, so long as such associations notify the OTS and receive no objection to the distribution from the OTS. Associations and distributions that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distributions.

       Generally, Tier 1 associations, which are savings associations that before and after the proposed distribution meet or exceed their fully phased-in capital requirements, may make capital distributions during any calendar year equal to the higher of (i) 100% of net income for the calendar year-to-date plus 50% of its "surplus capital ratio" at the beginning of the calendar year or (ii) 75% of net income over the most recent four-quarter period. The "surplus capital ratio" is defined to mean the percentage by which the association's ratio of total capital to assets exceeds the ratio of its fully phased-in capital requirement to assets, and "fully phased-in capital requirement" is defined to mean an association's capital requirement under the statutory and regulatory standards to be applicable on December 31, 1994, as modified to reflect any applicable individual minimum capital requirement imposed upon the association. Under the regulation, ESB is a "Tier 1" institutions.

       In order to make distributions under these safe harbors, Tier 1 and Tier 2 associations must submit written notice to the OTS 30 days prior to making the distribution. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. In addition, a Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination.

       On December 5, 1994, the OTS published a notice of proposed rulemaking to amend its capital distribution regulation. Under the proposal, institutions would be permitted to only make capital distributions that would not result in their capital being reduced below the level required to remain "adequately capitalized," as defined above under "-Prompt Corrective Action." Because ESB is a subsidiary of a holding company, the proposal would require ESB to provide notice to the OTS of their intent to make a capital distribution. The Savings Bank does not believe that the proposal will adversely affect its ability to make capital distributions if it is adopted substantially as proposed.

       FEDERAL HOME LOAN BANK SYSTEM. The Savings Bank is a member of the FHLB System which consists of 12 regional FHLBs, with each subject to supervision and regulation by the Federal Housing Finance Board. The FHLBs provide a central credit facility primarily for member savings institutions. The Savings Bank as a member of the FHLB of Pittsburgh, is required to acquire and hold shares of capital stock in that FHLB in an amount equal to at least 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances (borrowings) from the FHLB of Pittsburgh, whichever is greater. At December 31, 1996, ESB had a $15.2 million investment in the stock of the FHLB of Pittsburgh, and was in compliance with this requirement.

       Advances from the FHLB of Pittsburgh are secured by a member's shares of stock in the FHLB of Pittsburgh, certain types of mortgages and other assets. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Pittsburgh and the purpose of the borrowing. At December 31, 1996, the Savings Bank had $295.5 million in borrowings from the FHLB of Pittsburgh outstanding.

       The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions also could have an adverse effect on the value of FHLB stock in the future. For the year ended December 31, 1996, dividends paid by the FHLB of Pittsburgh totaled $901,000 to the Savings Bank.

       FEDERAL RESERVE SYSTEM. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and certain non-personal time deposits. At December 31, 1996, ESB was in compliance with the applicable requirements. However, because required reserves must be maintained in the form of vault cash or a noninterest bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution's earning assets.

       BRANCHING BY FEDERAL ASSOCIATIONS. The OTS "Policy Statement on Branching by Federal Savings Associations" permits interstate branching to the full extent permitted by statute (which is essentially unlimited).

       Generally, federal law prohibits federal thrifts from establishing, retaining or operating a branch outside the state in which the federal association has its home office unless the association meets the Internal Revenue's domestic building and loan test (generally, 60% of a thrift's assets must be housing-related) ("IRS Test"). The IRS Test requirement does not apply if: (i) the branch(es) result(s) from an emergency acquisition of a troubled thrift (however, if the troubled association is acquired by a bank holding company, does not have its home office in the state of the bank holding company bank subsidiary and does not quality under the IRS Test, its branching is limited to the branching laws for state-chartered banks in the state where the thrift is located); (ii) the law of the state where the branch would be located would permit the branch to be established if the federal association were chartered by the state in which its home office is located; or (iii) the branch was operated lawfully as a branch under state law prior to the association's conversion to a federal charter.

       The OTS will also evaluate a branching applicant's record of compliance with the Community Reinvestment Act of 1977, as amended ("CRA"). A poor CRA record may be the basis for denial of a branching application.

       SAFETY AND SOUNDNESS. FDICIA requires each federal banking regulatory agency to prescribe, by regulation or guideline, standards for all insured depository institutions and depository institution holding companies relating to (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (vi) compensation, fees and benefits; and (vii) such other operational and managerial standards as the agency determines to be appropriate. The compensation standards would prohibit employment contracts or other compensatory arrangements that provide excess compensation, fees or benefits or could lead to material financial loss. In addition, each federal banking regulatory agency must prescribe, by regulation or guideline, standards relating to asset quality, earnings and stock valuation as the agency determines to be appropriate. Effective August 9, 1995, the federal banking agencies, including the OTS, implemented final rules and guidelines concerning standards for safety and soundness required to be prescribed by regulation pursuant to Section 39 of the FDIA. In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems, (b) internal audit systems, (c) loan documentation, (d) credit underwriting, (e) interest rate exposure, (f) asset growth, and (g) compensation, fees and benefits. Under the asset quality and earnings standards, the Savings Bank would be required to establish and maintain systems to (i) identify problem assets and prevent deterioration in those assets, and (ii) evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital reserves. Finally, the compensation standard states that compensation will be considered excessive if it is unreasonable or disproportionate to the services actually performed by the individual being compensated. Effective October 1, 1996, the federal banking agencies also adopted asset quality and earnings standards. If a savings institution fails to meet any of the standards promulgated by regulation, then such institution will be required to submit a plan within 30 days to the OTS specifying the steps it will take to correct the deficiency. In the event that a savings institution fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the federal banking agency, Section 39 of the FDIA provides that the OTS must order the institution to correct the deficiency and may (1) restrict asset growth; (2) require the savings institution to increase its ratio of tangible equity to assets; (3) restrict the rates of interest that the savings institution may pay; or (4) take any other action that would better carry out the purpose of prompt corrective action. The Savings Bank believes that it has been and will continue to be in compliance with each of the standards as they have been adopted by the OTS.


                                    TAXATION

FEDERAL TAXATION

       GENERAL. The Savings Bank is subject to federal income taxation in the same general manner as other corporations with some exceptions, including particularly the reserve for bad debts discussed below. The following discussion of federal taxation is intended to only summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the thrift.

       METHOD OF ACCOUNTING. For federal income tax purposes, the Savings Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

       BAD DEBT RESERVES. For tax years ending prior to 1996, the Bank was allowed to make an addition to their bad debt reserves based upon a statutory percentage of their taxable income with certain modifications. The Small Business Job Protection Act of 1996 which was signed into law on August 20, 1996 repealed the percentage of taxable income bad debt deduction for taxable years beginning after 1995 and requires a thrift to generally recapture the excess of their 1995 tax reserves over their 1987 base year tax reserves.

       The recapture resulting from the change in a thrift's method of accounting for the bad debt reserve will generally be taken into taxable income ratably (on a straight line basis) over a six year period. If, however, a thrift meets a "residential loan requirement" for the taxable year beginning in 1996 or 1997, the recapture of the reserve will be suspended for such tax year. Thus, recapture can potentially be deferred for up to two years. The "residential loan requirement" is met if the principal amount of housing loans made by a thrift during 1996 or 1997 is not less than the average of the principal amount of loans made during the six most recent taxable years prior to 1996. Refinancings and certain home equity loans are included to the extent the proceeds of the loans are used to acquire, construct, or improve qualified residential real property. The Bank expects to meet the residential lending test for 1996. The amount of tax bad debt reserve subject to recapture is approximately $2.27 million. In accordance with FASB No. 109, deferred income taxes have previously been provided on this amount, thus no financial statement expense should be recorded as a result of this recapture. The Bank's supplemental bad debt reserve of approximately $1.2 million is not subject to recapture.

       As a large bank (asset greater than $500 million), the Bank's bad debt deduction for 1996 and subsequent years will be computed on the specific charge off method.

       DISTRIBUTIONS. If the Savings Bank distributes cash or property to their sole stockholder, and the distribution is treated as being from its pre-1987 bad debt reserves, the distribution will cause the Savings Bank to have additional taxable income. A distribution to stockholders is deemed to have been made from pre-1987 bad debt reserves to the extent that (a) the reserves exceed the amount that would have been accumulated on the basis of actual loss experience, and (b) the distribution is a "non-dividend distribution." A distribution in respect of stock is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution, together with all other such distributions during the taxable year, exceeds the Savings Bank's current and post-1951 accumulated earnings and profits. The amount of additional taxable income created by a non-dividend distribution is an amount that when reduced by the tax attributable to it is equal to the amount of the distribution.

       MINIMUM TAX. For taxable years beginning after December 31, 1986, the Code imposes an alternative minimum tax at a rate of 20%. The alternative minimum tax generally will apply to a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and will be payable to the extent such AMTI is in excess of regular income tax.
The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly-issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) 75% of the excess (if any) of
(i) adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses). Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Corporations are also subject to an environmental tax equal to 0.12% of the excess of AMTI for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2.0 million.

       NET OPERATING LOSS CARRYOVERS. A financial institution may carry back net operating losses to the preceding three taxable years and forward to the succeeding 15 taxable years. This provision applies to losses incurred in taxable years beginning after 1986. Losses incurred by savings institutions in years beginning after 1981 and before 1986 may be carried back ten years and forward eight years. At December 31, 1996, the Savings Bank had no net operating loss carryforwards for federal income tax purposes.

       CAPITAL GAINS AND CORPORATE DIVIDENDS-RECEIVED DEDUCTION. The capital gains income tax which was previously imposed at a rate of 28% on a corporation's net long-term capital gains was repealed effective December 31, 1986. Consequently, corporate net capital gains are taxed at a maximum rate of 34% after December 31, 1986. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return and the stock of which the corporate recipient owns 20% or more, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf. However, a corporation may deduct 100% of dividends from a member of the same affiliated group of corporations.

PENNSYLVANIA TAXATION

       For Pennsylvania tax purposes, ESB is subject to the Pennsylvania Mutual Thrift Institutions Tax. Under the terms of the Mutual Thrift Institutions Tax, institutions subject thereto are exempt from all other corporate taxes imposed by the Commonwealth of Pennsylvania and from all local taxation imposed by political subdivisions of the Commonwealth of Pennsylvania, except taxes on real estate or transfers thereof.

       The mutual thrift institution tax is based upon income computed in accordance with generally accepted accounting principles with an adjustment for U.S. government and Pennsylvania municipal interest income. A reduction in interest expense is required for any nontaxable interest income.

       OTHER MATTERS. The Company's federal income tax returns have been examined through 1994 and tax year 1995 is open under the statute of limitations and is subject to review by the Internal Revenue Service ("IRS").

       RECENT FASB DEVELOPMENTS. In October 1994, the FASB released SFAS No. 119 "Disclosure about financial Instruments and Fair Value of Financial Instruments." The Company adopted SFAS No. 119 as of January 1, 1995. The adoption of SFAS No. 119 had no material impact to the Company's financial position or results of operations.

       The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting By Creditors for Impairment of a Loan - Income Recognition and Disclosures," an amendment of SFAS No. 114, effective October 1, 1995. These statements address the accounting by creditors for impairment of certain loans. They apply to all creditors and to all loans, uncollateralized as well as collateralized, except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. The Savings Bank considers all one-to four-family residential mortgage loans and all installment loans to be smaller homogeneous loans.
Loans within the scope of these statements are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractual terms of the loans. Management determines the impairment of loans based on knowledge of the borrower's ability to repay the loan according to the contractual agreement, the borrower's repayment history and the fair value of collateral for certain collateral dependent loans. Pursuant to SFAS No. 114 paragraph 8, management does not consider an insignificant delay or insignificant shortfall to impair a loan. Management has determined that a delay less than 90 days will be considered an insignificant delay. All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Savings Bank's recorded investment in the loans over the measured value of the loans in accordance with SFAS No. 114 are provided for in the allowance for loan losses. The Savings Bank reviews its loans for impairment on a quarterly basis.

       In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" by requiring that a mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans recognize those rights as separate assets by allocating the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, SFAS No.122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. This pronouncement is to be applied prospectively in fiscal years beginning after December 15, 1995. SFAS No. 122 had no material impact to the Company's financial position or results of operations.

       In October 1995, the FASB released SFAS No. 123, "Accounting for Stock-Based Compensation." Effective for fiscal years beginning after December 15, 1995, SFAS No. 123 outlines preferable accounting treatment and reporting guidelines for employee stock option plans. The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options due to the alternative fair value accounting provided for under SFAS No. 123 which requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

       The Company's Incentive Stock Option Plans have authorized the grant of options to management personnel for up to 47,901 shares of the Company's common stock for the year ended December 31, 1996. All options granted have ten year terms and vest and become fully exercisable at the end of six months from the date of grant.

       Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions for 1996: risk-free interest rates of 6.8%; dividend yields of 2.8%; volatility factors of the expected market price of the Company's common stock of 25%; and a weighted-average expected life of the option of seven years.

       The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, options valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

       In June 1996, the FASB issued SFAS No. 125, which will be effective, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. In December 1996, the FASB issued SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" which defers the effective date of SFAS No. 125 until January 1, 1998 for certain transactions including repurchase agreements, dollar-roll, securities lending and similar transactions. Management has not yet determined the effect, if any, SFAS No. 125 and 127 will have on the Company's financial statements.

       In February 1997, the FASB released SFAS No. 128 "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

       Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to Opinion 15.

       SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

ITEM 2.  PROPERTIES.

       The Savings Bank conducts its business from its main office in Ellwood City, Pennsylvania and eight additional offices located in Allegheny, Lawrence, Beaver and Butler counties, Pennsylvania. At December 31, 1996, the Company owned the building and land for six of its offices and leased the remaining three offices. For additional information, see Note 9 to the Consolidated Financial Statements of the Company.

       The following table sets forth certain information with respect to the offices and property of the Company and the percentage of savings deposits attributable thereto, as of December 31, 1996.

                                                                        Lease              Leasehold
                                                      Owned           Expiration          Interest or  Percent of
                                                        or              Date               Net Book      Total
Location                                              Leased     (Including Options)         Value      Deposits
--------                                              ------     -------------------      -----------  ----------
Main Office:

             600 Lawrence Avenue                      Owned          --                      $909,000       31.5%
             Ellwood City, PA 16117

Branch Offices:

             Lawrence Village Plaza                   Leased     April 30, 1999                 1,000       14.2
             Route #65
             New Castle, PA 16101

             Northgate Plaza                          Leased     November 30, 2002              4,000        5.4
             Route #19
             Zelienople, PA 16063

             Franklin Plaza                           Leased     October 31, 1998              11,000        5.3
             1314 Zelienople Road
             Ellwood City, PA 16117

             1060 Freeport Road                       Owned          --                       301,000       10.0
             Pittsburgh, PA 15238

             506 Merchant Street                      Owned          --                       108,000       16.5
             Ambridge, PA 15003

             2301 Sheffield Road                      Owned          --                       156,000       11.0
             Aliquippa, PA 15001

             1207 Brodhead Road                       Owned          --                       196,000        2.9
             Monaca, PA 15061

             900 Fifth Avenue                         Owned          --                       101,000        3.2
             Coraopolis, PA 15108

Other Property:

             Drive-in facility                        Owned          --                        73,000        --
             618 Beaver Avenue
             Ellwood City, PA 16117

             Parking Lot                              Owned          --                        23,000        --
             816-817 Lawrence Avenue
             Ellwood City, PA 16117

             Franklin Township                        Owned          --                        82,000        --
             Mercer Road/Mecklem Lane
             Ellwood City, PA 16117

             Findlay Township                         Owned          --                       259,000        --
             Route 30
             Clinton, PA 15026

       The Company's data processing is provided by a third party servicer. The cost of such data processing services is approximately $31,000 per month. The estimated net book value of the electronic data processing equipment owned by the Company, including computers, teller terminals, video display equipment and ATMs was $127,000 at December 31, 1996.

ITEM 3.  LEGAL PROCEEDINGS.

     The Company is involved in legal proceedings occurring in the ordinary course of business which in the aggregate are believed by management to be immaterial to the financial condition of the Company.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     Not applicable.


PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The information required herein is incorporated by reference from pages 37 and 38 of the Company's 1996 Annual Report to Stockholders attached hereto as
Exhibit 13 (the "1996 Annual Report").

ITEM 6.  SELECTED FINANCIAL DATA.

The information required herein is incorporated by reference from pages 1 and 5 of the Company's 1996 Annual Report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The information required herein is incorporated by reference from pages 6 to 13 of the Company's 1996 Annual Report.


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required herein is incorporated by reference from pages 14 to 36 of the Company's 1996 Annual Report.


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required herein is incorporated by reference from pages 2 to 7 of the definitive proxy statement of the Company. ("Proxy Statement").

ITEM 11.  EXECUTIVE COMPENSATION.

The information required herein is incorporated by reference from pages 7 to 10 of the Company's Proxy Statement.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required herein is incorporated by reference from pages 2 to 5 of the Company's Proxy Statement.


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required herein is incorporated by reference from page 12 of the Company's Proxy Statement.

PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

         (a)     DOCUMENTS FILED AS PART OF THIS REPORT

         (1) The following financial statements are incorporated by reference from Item 8 hereof (See Exhibit 13):

         Report of Independent Auditors

         Consolidated Statements of Financial Condition at December 31, 1996 and 1995

         Consolidated Statements of Income for the Years Ended December 31, 1996, 1995 and 1994

         Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December 31, 1996, 1995 and 1994

         Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994

         Notes to Consolidated Financial Statements

         (2) All schedules for which provision is made in the applicable accounting regulation of the SEC are omitted because of the absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related notes thereto.

         (3)(a) The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.


     No.                       Exhibits
     ---                       --------
     3(a)   Amended and Restated Articles of
             Incorporation (1)
     3(b)   Bylaws (1)
     4      Specimen Common Stock Certificate (2)
    10(a)   Stock Option Plan (2)(4)
    10(b)   Employee Stock Ownership Plan (2)(4)
    10(c)   Management Development and Recognition
             Plan and Trust Agreement (2)(4)
    10(d)   Employment Agreement with Charlotte A.Zuschlag (2)(4)
    10(e)   1992 Stock Incentive Plan (3)(4)
    11      Statement RE Computation of Per Share Earnings'
    13      1996 Annual Report to Stockholders
    22      Subsidiaries of the Registrant -
            Reference is made to Item 1.  "Business
            - Subsidiaries" for the required information
    23      Consent of KPMG Peat Marwick LLP
    27      Financial Data Schedule

-------------------
(1) Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on March 27, 1991.

(2) Incorporated by reference from the Registration Statement on Form S-4 (Registration No. 33-39219) filed by the Company with the SEC on March 1, 1991.

(3) Incorporated by reference from the Annual Report on Form 10-K filed by the Company with the SEC on March 29, 1993.

(4)      Management contract or compensatory plan or arrangement.

         (b) On December 18, 1996, the Company filed a Current Report on Form 8-K with the SEC reporting the payment of a cash dividend.

         (c)     See (a)(3) above for all exhibits filed herewith and the
                 exhibit index

         (d) There are no other financial statements and financial statement schedules which were excluded from the Annual Report which are required to be included herein.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PENNFIRST BANCORP, INC.


                                       By:  /s/ Charlotte A. Zuschlag
                                            -----------------------------
March 24, 1997                              Charlotte A. Zuschlag
                                            President and Chief Executive
                                            Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



/s/ Charlotte A. Zuschlag                   March 24, 1997
----------------------------
Charlotte A. Zuschlag
President and Chief
 Executive Officer



/s/ William B. Salsgiver                    March 24, 1997
----------------------------
William B. Salsgiver
Chairman of the Board



/s/ Herbert S. Skuba                        March 24, 1997
----------------------------
Herbert S. Skuba
Vice Chairman of the Board



/s/ Charles P. Evanoski                     March 24, 1997
----------------------------
Charles P. Evanoski
Senior Vice President of
 Finance (principal financial
 officer)

/s/ George William Blank, Jr.               March 24, 1997
-----------------------------
George William Blank, Jr.
Director



/s/ Lloyd L. Kildoo                         March 24, 1997
-----------------------------
Lloyd L. Kildoo
Director



/s/ Charles Delman                          March 24, 1997
-----------------------------
Charles Delman
Director


/s/ Edmund C. Smith                         March 24, 1997
-----------------------------
Edmund C. Smith
Director

                                                                     EXHIBIT 13

                        [PENNFIRST BANCORP, INC. LOGO]
                                     1996
                                    ANNUAL
                                    REPORT

--------------------------------------------------------------------------------
1996 ANNUAL REPORT
--------------------------------------------------------------------------------

CONTENTS                                                                    PAGE

Financial Highlights ......................................................    1
Letter to Stockholders ....................................................    2
Business ..................................................................    4
Selected Consolidated Financial and Other Data ............................    5
Management's Discussion and Analysis ......................................    6
Consolidated Statements of Financial Condition ............................   14
Consolidated Statements of Income .........................................   15
Consolidated Statements of Changes in Stockholders' Equity ................   16
Consolidated Statements of Cash Flows .....................................   17
Notes to Consolidated Financial Statements ................................   18
Auditors' Report ..........................................................   36
Stock Information .........................................................   37
Common Stock Market Makers/Corporate Information ..........................   38
Board of Directors ........................................................   39
Officers ..................................................................   40
Office Locations ..............................................Inside Back Cover

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                                                          AT OR FOR THE
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                      -----------------------
                                                                                      1996                 1995
                                                                                      ----                 ----
Total Assets.....................................................................   $698,735             $659,371
Total Deposits...................................................................    332,889              338,494
Loans Receivable, Net............................................................    216,865              183,878
Net Interest Income..............................................................     14,108               13,964
Net Income.......................................................................      2,830                3,968
Earnings per Share...............................................................       0.71                 0.94
Cash Dividends per Share.........................................................       0.86                 0.36
Stockholders' Equity.............................................................     51,543               54,926
Stockholders' Equity per Share...................................................      13.21                13.77
Net Interest Margin .............................................................       2.32%                2.29%
Efficiency Ratio.................................................................      53.25%               58.25%

EARNINGS/CASH DIVIDENDS
[CHART]

NET INTEREST/NET INCOME
[CHART]

--------------------------------------------------------------------------------
LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

TO OUR STOCKHOLDERS:

As I look back over l996 and review its challenges and accomplishments, I am pleased to report that our 81st year in business was another successful year at PennFirst Bancorp, Inc. The industry's deposit insurance disparity issue was finally resolved and the Company continues to grow in spite of an increasingly competitive business environment.

'96 OPERATING RESULTS: We are pleased with the annual results despite the impact that the recapitalization of the Savings Association Insurance Fund ("SAIF") had on our industry. PennFirst reported 1996 earnings of $.71 per share on net income of $2.8 million compared to earnings of $.94 per share on net income of $4.0 million in 1995. This decline is directly attributable to the one-time special SAIF assessment. Excluding the SAIF assessment, earnings per share would have increased 11.7% to $1.05 per share on income of $4.2 million.

For PennFirst, this special SAIF assessment charge, which was applied to all banks and thrifts with SAIF-insured FDIC deposits, resulted in a $2.2 million pretax charge or $.34 per share. Despite the impact this assessment had on 1996 earnings, the resolution of the SAIF issue will actually have a positive impact on future earnings by reducing PennFirst's deposit insurance premiums from $.23 to $.06 per $100 in deposits which equates to an estimated pre-tax annual premium savings of approximately $550,000. This premium reduction will enable PennFirst to be more competitive with commercial banks in pricing our deposit products.

[PHOTO]
Charlotte A. Zuschlag, President and CEO

PennFirst's total assets grew to a record $698.7 million at year end 1996 which represents a 6.0% increase over 1995 year end levels of $659.4 million. The past year's increase can be primarily attributed to our exceptional loan growth. Strong mortgage and consumer demand combined with our expanded emphasis on construction lending allowed us to increase total loans by 17.9% in 1996. Total net loan outstandings increased to $216.9 million compared to $183.9 million at year end 1995. PennFirst's nonperforming asset ratio increased to 0.59% at December 31, 1996, the result of $3.6 million of financing leases being placed on nonaccrual status during the first quarter of 1996. Despite the increase, this ratio continues to evidence PennFirst's strong asset quality and is still impressive when compared to industry norms. As a result of the increase in nonperforming assets, the Company increased its allowance for loan losses to $3.3 million or 1.46% of the Company's total loans receivable at December 31, 1996.

NONPERFORMING ASSETS TO TOTAL ASSETS
[CHART]

PennFirst's unwavering commitment to closely monitor and control our operating expenses is best evaluated by reviewing our efficiency ratio. While a 60% ratio is considered an industry benchmark, in 1996, PennFirst improved its efficiency ratio to an impressive 53.25%.

STOCKHOLDER VALUE: PennFirst has paid a cash dividend each quarter since our stock conversion in June 1990. In addition to the quarterly cash dividends totaling $.36 per share, we also paid a special $.50 per share cash dividend in June 1996. The Board of Directors is committed to a philosophy of sharing profits with stockholders and keeping stockholder return a primary focus.

The PennFirst Dividend Reinvestment/Stock Purchase Plan also continues to be well received by our stockholders. During 1996, stockholders acquired over 49,600 additional shares of PennFirst stock without paying commissions or fees through the Plan's automatic dividend reinvestment and optional cash payment features. Recognizing an attractive opportunity to repurchase our stock, PennFirst also committed nearly $3.0 million to its stock buyback program in 1996.

MERGER AGREEMENT ANNOUNCED: In September we announced the execution of a definitive agreement to acquire Troy Hill Bancorp, Inc., a thrift holding company headquartered in the Troy Hill area of Pittsburgh. At December 31, 1996, Troy Hill Bancorp, Inc. had total assets of $102.6 million. Troy Hill Federal Savings Bank, a wholly owned subsidiary of Troy Hill Bancorp, Inc., has two offices located in the Allegheny County communities of Troy Hill and Wexford. Under the terms of the agreement, Troy Hill Federal Savings Bank will continue to operate as a separate subsidiary of PennFirst for a minimum period of one year. Subject to stockholder and regulatory approval, this acquisition fits well with our business and strategic growth plans and should allow PennFirst to further enhance stockholder value as well as increase our market presence in Allegheny County.


ALLOWANCE FOR LOAN LOSSES
[CHART]

CUSTOMER FOCUS: At PennFirst we are committed to providing "exceptional customer service" with the bottom line being "total customer satisfaction". It is this customer orientation that differentiates us from the competition and ultimately is the key to enhancing stockholder value. To this end, several of our offices have expanded evening hours and all of our offices are now open Saturday mornings. In addition, we have provided increased employee training opportunities and have continued our efforts to be an energetic supporter of area organizations and projects aimed at improving the quality of life in our communities.

We further acknowledge that, as a customer driven organization, it is the quality of our people that will make the competitive difference. Our Employee Stock Ownership Plan is a valued benefit and provides employees with true ownership in PennFirst. By more closely aligning employee interests with those of the Company and fellow stockholders, there is added incentive for employees to focus on increasing profits and productivity.

LOOKING TO 1997: We enter 1997 as a stronger organization with talented people and other resources necessary to take advantage of selective opportunities in this dynamic industry. During 1997, we anticipate consummating our acquisition of Troy Hill and intend to continue our growth through an opportunistic acquisition strategy focusing on additional bank and branch office purchases. It is critical that we prudently manage this growth while concentrating on our goal of building an organization that will provide sustainable and consistent growth. We intend to maintain the Company's strong capital position and to keep this strength a priority in any decision that is made.

We intend to begin construction of a new bank office building located in Wexford, Pennsylvania and will soon be finalizing plans to move our Franklin Township office into a newly constructed branch office. Both of these locations are prime growth areas which will further enhance our ability to conveniently serve our expanding customer base. We also understand the critical role technology plays in the delivery of our products and services and will be exploring various data processing alternatives to enable us to continue to provide the services demanded by our customers.

Finally, a sincere thank you to the employees, officers and directors for their continuing dedication and hard work in making 1996 a success. We are fortunate to have a team that works together and is committed to the goal of ensuring that PennFirst remains a profitable and competitive company dedicated to serving its customers and communities.

We also appreciate the confidence our stockholders have shown in PennFirst Bancorp, Inc. We look forward to rewarding your trust by continuing to work hard and keep stockholder value a top priority.

                                    Sincerely,

                                    /s/ CHARLOTTE A. ZUSCHLAG
                                    Charlotte A. Zuschlag
                                    President and Chief Executive Officer

-------------------------------------------------------------------------------
BUSINESS
-------------------------------------------------------------------------------

     PennFirst Bancorp, Inc. ("PennFirst" or the "Company") is a Pennsylvania corporation and thrift holding company registered under the Home Owners' Loan Act, as amended. PennFirst is the parent company of ESB Bank, F.S.B. ("ESB" or the "Savings Bank") and PennFirst Financial Services, Inc. ("PFSI"). PFSI, which was incorporated on July 31, 1992 as a Delaware-chartered company, is engaged in the management of investments on behalf of PennFirst.

     On March 25, 1994, the Company completed its acquisition of ESB Bancorp, Inc. pursuant to which ESB Bancorp, Inc. was merged with and into PennFirst. As a result of the merger, Economy Savings Bank, PaSA ("Economy Savings"), a Pennsylvania chartered savings association and wholly owned subsidiary of ESB Bancorp, Inc., operated as a wholly owned subsidiary of PennFirst until March 30, 1995 when Economy Savings was merged with and into Ellwood Federal Savings Bank. In connection with the merger, the surviving institution amended its federal stock charter to change its name to ESB Bank, F.S.B. ESB is a federally chartered, federally insured stock savings bank headquartered in Ellwood City, Pennsylvania. The Savings Bank conducts business from nine offices in Lawrence, Beaver, Butler and Allegheny counties, located in western Pennsylvania.

     At December 31, 1996, PennFirst had on a consolidated basis, total assets of $698.7 million, total liabilities of $647.2 million, including total deposits of $332.9 million and total stockholders' equity of $51.5 million.

     The Company, through its subsidiaries, is primarily engaged in attracting retail deposits from the general public through its nine offices and using such deposits to originate loans secured by first mortgage liens on single-family (one-to-four units) residential and commercial real estate, construction and consumer loans and to purchase mortgage-backed securities. The Company also originates loans secured by multi-family (over four units) residential real estate and, to a lesser extent, commercial business loans. In addition, the Company utilizes advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh to fund the Company's investment portfolio. The Company invests in securities issued by the United States government and agencies and other investments permitted by federal laws and regulations.

     PennFirst derives its income principally from interest earned on loans, investments and mortgage-backed securities and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Company's primary expenses are interest expense on deposits and borrowings and general operating expenses. Funds for activities are provided by deposits, amortization and prepayments of outstanding loans and mortgage-backed securities and borrowings from the FHLB of Pittsburgh and other sources.

     PennFirst has in recent years emphasized the origination of adjustable-rate single-family residential mortgages ("ARMs"), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, as part of the Company's asset and liability management program which is intended to reduce the Company's vulnerability to rapid increases in interest rates. At December 31, 1996, $131.3 million or 57.9% of the Company's total loan portfolio had adjustable interest rates or maturities of less than 12 months. In recent years, the Company also has increased its origination of commercial real estate loans, construction loans, consumer loans and commercial business loans. Such lending, which generally entails additional credit risks as compared to single-family residential real estate lending, is characterized by shorter terms to maturity and higher interest rates. Furthermore, in recent years, PennFirst has also substantially increased its mortgage-backed securities portfolio as an additional means of strengthening its asset and liability management program. Such mortgage-backed securities are issued by the United States government and agencies thereof and generally have an expected weighted average life of between three and seven years. The Company recently adopted a strategy of purchasing tax-exempt municipals and callable agency securities. The strategy was adopted to increase the overall yield earned on the Savings Bank's investment portfolio and because management believed that a significant or prolonged increase in interest rates was not likely at this time. The Company's investment in mortgage-backed securities (including mortgage-backed securities available for sale) and investment securities (including investment securities available for sale) amounted to $337.6 million or 48.3% and $106.8 million or 15.3%, respectively, of the Company's total assets at December 31, 1996. As a result of the Company's asset and liability management program, during 1996, the Company was able to maintain a one-year interest rate sensitivity gap ("GAP") of between a positive 5% of total assets to a negative 15% of total assets. The Company's GAP was a negative 10.4% of total assets as of December 31, 1996.

     The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Securities and Exchange Commission ("SEC"). ESB, as a federally chartered savings bank is subject to comprehensive regulation and examination by the OTS and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Savings Bank's deposits to the maximum extent permitted by law. ESB is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") which governs reserves required to be maintained against deposits and certain other matters.

-------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

     The following tables set forth certain consolidated financial and other data of the Company at the dates and for the periods indicated. For additional financial information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                                       DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1996        1995       1994(1)     1993       1992
                                                    ----        ----       ----        ----       ----
Balance Sheet Data:
   Total assets ...............................   $698,735    $659,371   $637,916   $410,314   $331,520
   Investment securities held to maturity .....     18,082      20,757     25,206      1,973      8,925
   Investment securities available for sale ...     88,687      43,932      3,260      1,015          -
   Mortgage-backed securities held to maturity .    78,118      91,173    307,172    192,201    192,059
   Mortgage-backed securities available for sale   259,442     286,921    105,175    117,700     38,666
   Loans receivable, net ......................    216,865     183,878    161,630     79,250     75,961
   Savings deposits ...........................    332,889     338,494    333,825    206,629    210,903
   Borrowed funds .............................    309,195     259,472    246,437    160,988     80,187
   Stockholders' equity .......................     51,543      54,926     52,407     40,099     37,615

                                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1996        1995       1994        1993       1992
                                                    ----        ----       ----        ----       ----
Operations Data:
   Interest income ............................   $ 46,737    $ 44,183   $ 34,873   $ 23,878   $ 22,671
   Interest expense ...........................     32,629      30,219     22,159     14,585     13,365
                                                  --------    --------   --------   --------   --------
   Net interest income ........................     14,108      13,964     12,714      9,293      9,306
   Provision for possible losses on loans .....        873          13         41        336        314
                                                  --------    --------   --------   --------   --------
   Net interest income after provision for
        possible losses on loans ..............     13,235      13,951     12,673      8,957      8,992
   Gain (loss) on sale of investment securities
       available for sale .....................        (35)         54        140        324       (244)
   Noninterest income .........................        868         892        871        771        652
   Noninterest expense (3) ....................     10,535       8,962      7,364      4,993      5,676
                                                  --------    --------   --------   --------   --------
   Income before income taxes and cumulative
      effect of change in accounting principle       3,533       5,935      6,320      5,059      3,724
   Income tax expense .........................        703       1,967      2,461      1,902      1,420
                                                  --------    --------   --------   --------   --------
   Income before cumulative effect of change in
        accounting principle ..................      2,830       3,968      3,859      3,157      2,304
    Cumulative effect of change in accounting
        principle .............................          -           -          -        125          -
                                                  --------    --------   --------   --------   --------
   Net income .................................   $  2,830    $  3,968   $  3,859   $  3,282   $  2,304
                                                  ========    ========   ========   ========   ========
   Earnings per share:
       Primary ................................   $    .71    $    .94   $    .91   $    .94   $    .66
                                                  ========    ========   ========   ========   ========
       Fully diluted ..........................   $    .71    $    .94   $    .91   $    .94   $    .65
                                                  ========    ========   ========   ========   ========

                                                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                    1996        1995       1994        1993       1992
                                                    ----        ----       ----        ----       ----
Other Data (2):
   Return on assets (3) .......................       0.41%       0.61%      0.68%      0.83%      0.73%
   Return on equity (3) .......................       5.47        7.44       7.68       8.44       6.27
   Equity to assets ...........................       7.50        8.24       8.79       9.83      11.70
   Interest rate spread .......................       1.98        1.92       1.96       2.01       2.52
   Net interest margin ........................       2.32        2.29       2.29       2.39       3.05
   Interest-earning assets to interest-bearing
       liabilities ............................       1.07        1.08       1.08       1.10       1.12
   Noninterest expense to assets (3) ..........       1.53        1.39       1.29       1.26       1.81
   Efficiency ratio (4) .......................      53.25       58.25      52.98      49.89      55.65
   Allowance for loan losses to total loans
       receivable at end of period ............       1.46        1.29       1.43       1.64       1.48
   Nonperforming assets to total assets at
       end of period ..........................       0.59        0.13       0.40       0.49       1.16
   Cash dividends per share ...................     $  .86      $  .36     $  .28     $  .17     $  .12


---------------

(1) In March 1994, the Company completed its acquisition of ESB Bancorp, Inc. As a result of the merger, PennFirst acquired $147.2 million in assets, including total loans of $65.0 million, and total liabilities of $121.3 million, including $114.2 million in deposits.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the respective periods.

(3) Exclusive of the $2.2 million one-time special SAIF assessment, PennFirst's noninterest expense, return on assets, return on equity and noninterest expense to assets ratios would have been $8.3 million, 0.61%, 8.08% and 1.21%, respectively, for the year ended December 31, 1996.

(4) The ratio is calculated by dividing noninterest operating expenses by total recurring operating revenues (securities and other asset sales excluded from revenue), adjusted by removing non cash charges such as intangible amortization and special foreclosed real estate charges and any special non-recurring expense (one-time special SAIF assessment in 1996).

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

GENERAL

      The operating results of PennFirst depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist of deposits and borrowings. The Company's net income is also affected by its provision for possible losses on loans, as well as the level of its noninterest income, including loan origination and other fees, and its noninterest expenses, such as employee salaries and benefits, occupancy costs and income taxes.

      In general, thrift institutions are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of thrift institutions, including the Savings Bank, have historically emphasized the origination of long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. This factor has historically caused the income earned by thrift institutions, including ESB, on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates. To reduce the effect of adverse changes in interest rates on its operations, the Company has implemented the asset and liability management policies described below.

ASSET AND LIABILITY MANAGEMENT

      PennFirst maintains a program designed to preserve the Company's relatively low exposure to material and prolonged increases in interest rates. The principal determinant of the exposure of PennFirst's earnings to interest rate risk is the timing difference between the repricing or maturity of PennFirst's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. PennFirst's asset and liability management policies have generally increased the Company's interest rate sensitivity primarily by shortening the maturities of PennFirst's interest-earning assets while at the same time extending the maturities of PennFirst's interest-bearing liabilities. The Board of Directors of PennFirst continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Board emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. The Company's mortgage-backed securities portfolio consists of both adjustable-rate as well as fixed-rate securities that have expected weighted average lives of between three and seven years.

      The Company's Board of Directors has established an Asset and Liability Management Committee consisting of two outside directors, the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice-President of Operations and the Senior Vice President of Lending of the Company. This committee, which meets quarterly, generally monitors various asset and liability management policies which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on investment in mortgage-backed securities as described above; and
(ii) an emphasis on the origination of adjustable-rate single-family residential mortgages ("ARMs"), residential construction loans and commercial real estate loans which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans.

      As of December 31, 1996, the implementation of these asset and liability strategies resulted in the following: (i) $131.3 million or 57.9% of the Company's total loan portfolio had adjustable interest rates or maturities of less than 12 months; (ii) $79.0 million or 56.7% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs; and (iii) $140.7 million or 41.7% of the Company's portfolio of mortgage-backed securities (including mortgage-backed securities available for sale) were secured by ARMs.

      The implementation of the foregoing asset and liability strategies has resulted in the Company being able to maintain a one-year interest rate sensitivity GAP ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity GAP is defined as the difference between the Company's interest-earning assets which are scheduled to mature or reprice within one year and its interest-bearing liabilities which are scheduled to mature or reprice within one year. At December 31, 1996, the Company's interest-earning assets maturing or repricing within one year totaled $281.6 million while the Company's interest-bearing liabilities maturing or repricing within one year totaled $354.1 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $72.5 million or a negative 10.4% of total assets. At December 31, 1996, the percentage of the Company's assets to liabilities maturing or repricing within one year was 79.5%. The Company's one-year GAP changed from a negative 5.6% of total assets at December 31, 1995 to the negative 10.4% of total assets at December 31, 1996 as a result of the Company's maturing FHLB advances. The Company does not presently anticipate that its one-year interest rate sensitivity GAP will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

      The one-year interest rate sensitivity GAP has been the most common industry standard used to measure an institution's interest rate risk position. PennFirst also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of PennFirst believes that simulation modeling may more accurately estimate the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different prepayment and decay assumptions to maximize the stability of net interest income under various interest rate scenarios. At December 31, 1996, PennFirst's simulation model indicated that the Company's balance sheet is liability sensitive, and as such in a 300 basis point rising rate environment, with minor changes in the balance sheet and limited reinvestment changes, net interest income is projected to decrease by approximately 6% over a 24-month period.

INTEREST RATE-SENSITIVITY ANALYSIS

The following table sets forth certain information at the dates indicated relating to the Company's interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

                                                                                                       DECEMBER 31,
                                                                                         -------------------------------------
                                                                                           1996          1995           1994
                                                                                         ---------     ---------     ---------
                                                                                                  (DOLLARS IN THOUSANDS)

Interest-earning assets maturing or repricing within one year(1) .....................    $281,615      $299,470      $301,301
Interest-bearing liabilities maturing or repricing within one year(2) ................     354,077       336,382       327,870
                                                                                          --------      --------      --------
Deficiency of interest-earning assets over interest-bearing liabilities ..............    $(72,462)     $(36,912)     $(26,569)
                                                                                          ========      ========      ========
Deficiency of interest-earning assets over interest-bearing
    liabilities as a percentage of total assets ......................................      (10.36)%       (5.60)%       (4.16)%
Percentage of assets to liabilities maturing or repricing within one year ............       79.53%        89.03%        91.90%

---------------

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on the assumptions set forth in the footnotes to the following table.

(2) Does not include demand accounts because they are noninterest-bearing. Deposit decay rates are based on the assumptions set forth in the footnotes to the following table.

      The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1996 based on the information and assumptions set forth in the notes.

                                                                                MORE THAN     MORE THAN
                                                       WITHIN      SIX TO       ONE YEAR     THREE YEARS        OVER
                                                        SIX        TWELVE       TO THREE       TO FIVE          FIVE
                                                       MONTHS      MONTHS         YEARS         YEARS           YEARS       TOTAL
                                                       ------      ------         -----         -----           -----       -----
Interest-earning assets(1):                                                     (DOLLARS IN THOUSANDS)
   Mortgage and other loans:
       Fixed(2)...................................    $  5,954   $   5,375    $   18,070    $    11,919      $  24,060     $ 65,378
       Variable(3)................................      34,787      17,691        23,515         10,161         13,183       99,337
   Consumer loans(4)..............................      21,383       6,721        11,065          3,719          2,433       45,321
   Commercial business loans(4)...................       5,243         260           345             66            106        6,020
   Mortgage-backed securities(5)..................      85,161      72,694        45,839         57,222         73,224      334,140
   Investment securities and other
       interest-earning assets....................      23,846       2,500             -          1,260        100,575      128,181
                                                      --------   ---------    ----------    -----------      ---------     --------
           Total..................................    $176,374   $ 105,241    $   98,834    $    84,347      $ 213,581     $678,377
                                                      ========   =========    ==========    ===========      =========     ========
Interest-bearing liabilities:
   Deposits:
       Regular savings and NOW accounts(6)(7).....    $  9,571    $  6,954    $   17,619    $    12,715      $  34,179     $ 81,038
       Money market deposit accounts(8)...........      38,038       3,280         8,662          4,326          4,316       58,622
       Certificates of deposits...................      92,850      31,376        45,679         13,216          6,863      189,984
   Borrowings.....................................     101,923      70,085       135,534            231          1,466      309,239
                                                      --------    --------    ----------    -----------      ---------     --------
           Total..................................    $242,382    $111,695    $  207,494    $    30,488      $  46,824     $638,883
                                                      ========    ========    ==========    ===========      =========     ========
Excess (deficiency) of interest-earning assets
   over interest-bearing liabilities..............    $(66,008)   $ (6,454)   $ (108,660)   $    53,859      $ 166,757     $ 39,494
                                                      ========    ========    ==========    ===========      =========     ========
Cumulative excess (deficiency) of interest-
   earning assets over interest-bearing liabilities   $(66,008)   $(72,462)   $ (181,122)   $  (127,263)     $  39,494
                                                      ========    ========    ==========    ===========      =========
Cumulative excess (deficiency) of interest-
   earning assets over interest-bearing liabilities
   as a percentage of total assets................      ( 9.44)%    (10.36)%      (25.91)%       (18.20)%         5.65%
                                                      ========    ========    ==========    ===========      =========

----------------

(1) Net of undisbursed loan proceeds and unearned premiums, discounts and fees.

(2) For fixed-rate single-family residential real estate loans, assumes annual amortization and prepayment rate at 12%. For fixed-rate multi-family residential loans and other loans, assumes annual amortization and prepayment rate at 10%.

(3) Assumes annual amortization and prepayment rate at 22% for adjustable-rate single-family residential loans and at 25% for adjustable-rate multi-family residential and commercial real estate loans.

(4)  Assumes annual amortization and prepayment rate at 35%.

(5) Assumes annual amortization and prepayment rate at 12% for fixed-rate mortgage-backed securities, 30% for adjustable-rate mortgage-backed securities and 16% for 5 and 7 year fixed balloon securities.

(6) For regular savings accounts, assumes an annual decay rate of 17%. For NOW accounts, assumes an annual decay rate of 22%.

(7) Does not include demand accounts because they are noninterest-bearing. Includes advances by borrowers for taxes and insurance.

(8)  For money market deposit accounts, assumes an annual decay rate of 29%.

RESULTS OF OPERATIONS

      PennFirst reported net income of $2.8 million, $4.0 million and $3.9 million in 1996, 1995 and 1994, respectively. Net income decreased by $1.2 million or 28.7% in 1996. The decrease was primarily the result of a one-time special SAIF assessment of $2.2 million, combined with a $860,000 increase in the provision for possible losses on loans and a $113,000 decrease in noninterest income, which more than offset a $1.3 million decrease in income tax expense and a $623,000 decrease in noninterest expense (excluding the special SAIF assessment). Net income increased by $109,000 or 2.8% in 1995. The increase was primarily the result of a $1.3 million increase in net interest income, a $494,000 decrease in income tax expense and a $28,000 decrease in the provision for possible losses on loans, which was substantially offset by an increase in noninterest expense of $1.6 million and a $65,000 decrease in noninterest income. Without the one-time special assessment, the Company would have recognized net income of $4.2 million in 1996, an increase of $210,000 or 5.3% when compared to the prior year.

      On September 30, 1996, President Clinton signed into law legislation recapitalizing the SAIF resulting in a one-time special assessment charge to all banks and thrifts (including ESB) which have SAIF-insured FDIC deposits. The one-time special assessment required a payment of 65.7 cents for every $100 of SAIF insured deposits held at March 31, 1995.

      NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

      The following table sets forth, for the periods indicated, information regarding (i) the Company's average balance sheet; (ii) interest earned and the resultant average yields; (iii) interest paid and the resultant average rates;
(iv) net interest income; (v) interest rate spread; and (vi) net interest margin. Information is based on the average month-end balances during the indicated periods.

                                                                         YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------------------------
                                                 1996                              1995                            1994
                                     ----------------------------     ----------------------------      --------------------------
                                               INTEREST                         INTEREST                           INTEREST
                                     AVERAGE     AND      YIELD/      AVERAGE      AND      YIELD/      AVERAGE      AND     YIELD/
                                     BALANCE   DIVIDENDS  COST(1)     BALANCE   DIVIDENDS    COST       BALANCE   DIVIDENDS   COST
                                     -------   ---------  -------     -------   ---------    ----       -------   ---------   ----
                                                                        (DOLLARS IN THOUSANDS)
Interest-earnings assets:
   Loans(2)........................ $200,570    $16,182    8.07%       $175,468    $15,156   8.64%      $132,144    $10,619   8.04%
   Interest-earning deposits.......    4,075        142    3.48           3,987        200   5.02         10,495        270   2.57
   Investment securities(3,4)......  102,536      8,029    7.83          43,726      3,275   7.49         21,632      1,480   6.84
   Mortgage-backed securities(5)...  350,789     22,962    6.55         395,456     25,204   6.37        381,994     21,917   5.74
   Other interest-earning assets...   14,214        901    6.34          12,203        818   6.70         10,882        654   6.01
                                    --------    -------                --------    -------              --------    -------
      Total interest-earning assets  672,184     48,216    7.17         630,840     44,653   7.08        557,147     34,940   6.27
                                                -------                            -------                          -------

Noninterest-earning assets:
   Office properties and equipment,
       net.........................    2,805                              2,859                            2,384
   Real estate, net................       58                                106                              300
   Other noninterest-earning assets   14,277                             13,169                           11,645
                                    --------                           --------                         --------
       Total assets................ $689,324                           $646,974                         $571,476
                                    ========                           ========                         ========

Interest-bearing liabilities:
   Interest-bearing deposits and
       escrow...................... $331,435     14,428    4.35        $334,225     14,721   4.40       $296,438     11,198   3.78
   FHLB advances...................  282,750     17,354    6.14         241,191     14,893   6.17        211,165     10,660   5.05
   Other borrowings................   14,171        847    5.98           9,802        605   6.17          5,970        301   5.04
                                    --------    -------                --------    -------              --------    -------
       Total interest-bearing
           liabilities.............  628,356     32,629    5.19         585,218     30,219   5.16        513,573     22,159   4.31
                                                -------                            -------                          -------

Noninterest-bearing liabilities:
   Noninterest-bearing deposits....    3,855                              3,415                            2,862
   Other liabilities...............    5,401                              5,026                            4,797
                                    --------                           --------                         --------
       Total liabilities...........  637,612                            593,659                          521,232
       Stockholders' equity........   51,712                             53,315                           50,244
                                    --------                           --------                         --------
       Total liabilities and
          stockholders' equity..... $689,324                           $646,974                         $571,476
                                    ========                           ========                         ========

Net interest income (3)............             $15,587                            $14,434                          $12,781
                                                =======                            =======                          =======

Interest rate spread...............                        1.98%                             1.92%                            1.96%
                                                           ====                              ====                             ====

Net interest margin ...............                        2.32%                             2.29%                            2.29%
                                                           ====                              ====                             ====

(1) At December 31, 1996, the weighted average yields and rates were as follows: total loans, 8.03%; interest-earning deposits, 5.39%; investment securities, 7.85%; mortgage-backed securities, 6.72%; other interest-earning assets, 6.25%; total interest-earning assets, 7.30%; interest-bearing deposits and escrow, 4.35%; FHLB advances, 6.09%; other borrowings, 5.57%; total interest-bearing liabilities, 5.18%; and interest rate spread, 2.12%.

(2)  Does not include interest on loans 90 days or more past due.

(3) Investment securities interest and yields are shown on a fully tax equivalent basis.

(4)  Includes investment securities classified as available for sale.

(5)  Includes mortgage-backed securities classified as available for sale.

      The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to
(i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). The changes in both rate and volume have been allocated to the change in rate or the change in volume based upon their respective percentages of their combined totals.

                                                             1996 COMPARED TO 1995              1995 COMPARED TO 1994
                                                              INCREASE (DECREASE)                INCREASE (DECREASE)
                                                                    DUE TO                               DUE TO
                                                      -------------------------------       -------------------------------
                                                        RATE        VOLUME      NET           RATE       VOLUME        NET
                                                        ----        ------      ---           ----       ------        ---
                                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans(1) ........................................  $(1,044)    $ 2,070     $ 1,026       $   844    $ 3,693      $ 4,537
   Interest-earning deposits .......................      (62)          4         (58)          160       (230)         (70)
   Investment securities(2) ........................      156       4,598       4,754           152      1,643        1,795
   Mortgage-backed securities(3) ...................      667      (2,909)     (2,242)        2,494        793        3,287
   Other interest-earning assets ...................      (46)        129          83            80         84          164
                                                      -------     -------     -------       -------    -------      -------
   Total net change in income on
       interest-earning assets .....................     (329)      3,892       3,563         3,730      5,983        9,713
                                                      -------     -------     -------       -------    -------      -------
Interest-bearing liabilities:
   Interest-bearing deposits and escrow                  (171)       (122)       (293)        1,993      1,530        3,523
   FHLB advances ...................................      (90)      2,551       2,461         2,585      1,648        4,233
   Other borrowings(4) .............................      (20)        262         242            78        226          304
                                                      -------     -------     -------       -------    -------      -------
   Total net change in expense on
       interest-bearing liabilities ................     (281)      2,691       2,410         4,656      3,404        8,060
                                                      -------     -------     -------       -------    -------      -------
Net change in net interest income ..................  $   (48)    $ 1,201     $ 1,153       $  (926)   $ 2,579      $ 1,653
                                                      =======     =======     =======       =======    =======      =======


(1)  Does not include interest on loans 90 days or more past due.

(2)  Includes investment securities classified as available for sale.

(3)  Includes mortgage-backed securities classified as available for sale.

(4) See "Business - Sources of Funds - Borrowings" for a discussion of the treasury tax and loan note.

      The Company's net interest income increased by $1.3 million or 9.8% in 1995 and by $144,000 or 1.0% in 1996. The increase in 1995 was a result of a $9.3 million or 26.7% increase in total interest income, which offset an increase of $8.1 million or 36.4% in total interest expense. The increase in total interest income was primarily attributable to increases in the average balances of loans and investment securities, and an 81 basis point increase in the weighted average yield earned on total interest-earning assets. The increase in total interest expense was due primarily to an 85 basis point increase in the weighted average rate paid on total interest-bearing liabilities and an increase in the average balance of total interest-bearing liabilities. The increase in 1996 was a result of a $2.6 million or 5.8% increase in total interest income which offset an increase of $2.4 million or 8.0% in total interest expense. The increase in total interest income was primarily attributed to increases in the average balances of investment securities and loans. The increase in total interest expense was due primarily to an increase in the average balance of FHLB advances.

      INTEREST INCOME. Interest on loans increased by $4.5 million or 42.7% in 1995 and by $1.0 million or 6.8% in 1996. The increase in 1995 was primarily attributable to an increase of $43.3 million in the average balance of loans outstanding, which was a result of $64.5 million in loan originations and purchases during the year. The increase in 1996 was primarily attributable to an increase of $25.1 million in the average balance of loans outstanding, which was a result of $89.2 million in loan originations and purchases during the year.

      Interest on mortgage-backed securities (including mortgage-backed securities available for sale) increased $3.3 million or 15.0% in 1995 and decreased by $2.2 million or 8.9% in 1996. The increase in 1995 was primarily due to an increase of 63 basis points in the weighted average yield earned on mortgage-backed securities and, to a lesser extent, a $13.5 million increase in the average balance of mortgage-backed securities. The average yield earned on mortgage-backed securities increased due to the general increase in short-term interest rates. The increase in the average balance of mortgage-backed securities in 1995 reflected the purchases of mortgage-backed securities discussed under - "Asset and Liability Management". During the 12 months ended December 31, 1995, the Company purchased $72.3 million of additional mortgage-backed securities (including mortgage-backed securities available for sale), consisting primarily of Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Government National Mortgage Association ("GNMA") mortgage participation certificates. On December 1, 1995, the Company reclassified $8.1 million of investment securities held to maturity to investment securities available for sale, as well as $184.9 million of mortgage-backed securities held to maturity to mortgage-backed securities available for sale. The reclassification was in accordance with the Financial Accounting Standards Board ("FASB") issuing a special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment. At December 31, 1995, the Company had classified $286.9 million of its mortgage-backed securities as available for sale. The Company has classified such securities as available for sale due to expected changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. The Company has occasionally sold securities from its available for sale portfolio in accordance with its asset and liability management strategies. The decrease in interest on mortgage-backed securities in 1996 was primarily due to a decrease of $44.7 million in the average balance of mortgage-backed securites which was the result of the cash flows from the portfolio being utilized to fund the increase in loan originations and the purchase of investment securities. At December 31, 1996, the Company classified $259.4 million of its mortgage-backed securities as available for sale. The Company has classified such securities as available for sale due to expected interest rate changes, resultant prepayment risk and other factors related to interest rate or prepayment risk. The Company has occasionally sold securities from its available for sale portfolio in accordance with its asset and liability management strategies.

      Interest and dividends on investment securities (including investment securities available for sale) and other interest-earning assets (consisting primarily of U.S. government and agency obligations, corporate and municipal obligations, interest-earning deposits and FHLB of Pittsburgh stock) increased by $1.5 million or 63.5% in 1995 and by $3.8 million or 98.6% in 1996. The increase in 1995 primarily resulted from an increase of $16.9 million in the average balance of investment securities and other interest-earning assets (primarily FHLB of Pittsburgh stock). The increase in 1996 was primarily due to an increase of $58.8 million in the average balance of investment securities. The increase was primarily the result of the purchase of $43.9 million of callable U.S. Goverment agency securities, consisting of FHLMC, FNMA and FHLB securities, and $32.5 million of municipal obligations during 1996.

      INTEREST EXPENSE. Interest expense on deposits, the largest component of the Company's interest-bearing liabilities, increased by $3.5 million or 31.5% in 1995 and decreased by $293,000 or 2.0% in 1996. The increase in 1995 was primarily due to a 62 basis point increase in the weighted average rate paid on interest-bearing deposits and, to a lesser extent, by an increase of $37.8 million in the average balance of interest-bearing deposits. The increase in the average balance of deposits during 1995 was primarily the result of the acquisition of $114.2 million of deposits in connection with the acquisition of Economy Savings in 1994. The average rate paid on interest-bearing deposits increased due to the general increase in short-term interest rates. The decrease in 1996 was due to a 5 basis point decrease in the weighted average rate paid on interest-bearing deposits and, to a lesser extent, by a decrease of $2.8 million in the average balance of interest-bearing deposits. The decreases in the average rate paid and the average balance on interest-bearing deposits were primarily the result of the decline in interest rates offered by the Savings Bank on its deposit accounts.

      Interest on borrowings (consisting of advances from the FHLB of Pittsburgh, treasury tax and loan note payable and reverse repurchase agreements) increased in 1995 by $4.5 million or 41.4% and by $2.7 million or 17.4% in 1996. The increase in 1995 was primarily due to an increase of 112 basis points in the weighted average rate paid on the Company's borrowed funds. The average rate paid on borrowed funds increased in 1995 due to the general increase in short-term interest rates. The increase in 1995 was also, to a lesser extent, due to an increase of $30.0 million in the average balance of FHLB advances which were utilized to fund, in part, the purchase of $131.0 million of mortgage-backed and investment securities. The increase in 1996 was primarily due to an increase of $41.6 million in the average balance of FHLB advances which were utilized to purchase $174.0 million in mortgage-backed and investment securities. The purchases of mortgage-backed and investment securities during 1995 and 1996 were funded at positive interest rate spreads through short-term advances from the FHLB of Pittsburgh.

      PROVISIONS FOR POSSIBLE LOSSES ON LOANS. Provisions for possible losses on loans are charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio.

      PennFirst recorded provisions for possible losses on loans of $41,000 , $13,000 and $873,000 in 1994, 1995 and 1996, respectively. The provision in 1994 was due to specific provisions relating to single-family residential mortgages and personal line of credit loans. The provision in 1995 was due to specific provisions relating to single-family home equity loans. The provision in 1996 was due to an increase in general reserve provisions relating to financing lease loans as discussed in greater detail below. At December 31, 1996, the Company's total allowance for loan losses amounted to $3.3 million or 1.46% of the Company's total loan portfolio and 81.0% of the Company's total nonperforming loans.

      The Company's nonperforming assets increased during 1996 as a result of the Company placing $3.6 million of financing leases on nonaccrual status during the first quarter of 1996. These leases were all originated by, serviced by and financially guaranteed by Bennett Funding Group and affiliates which have filed for Chapter 11 bankruptcy. As a result of the disruption of payment flows and the uncertainty regarding the status of the servicer, the Savings Bank has classified all $3.6 million of the leases as substandard, categorizing them as nonperforming and increased the Company's loss reserves to 25 percent of the aggregate balance of the lease agreements based on the substandard classification. There can be no assurance that additional losses will not be incurred in connection with the lease agreements. The Company continues to closely monitor the situation. As a result of the leases, the Company increased the provision for possible losses on loans by $860,000 in 1996.

      NONINTEREST INCOME. The Company's noninterest income decreased by $65,000 or 6.4% in 1995 and by $113,000 or 11.9% in 1996. The decreases in 1995 and 1996 were primarily the result of a $86,000 and a $89,000 decline in gain on sale of securities available for sale, during the respective periods. The sales of such securities are discussed in greater detail below.

      Fees and service charges increased by $37,000 or 4.6% in 1995 and decreased by $28,000 or 3.3% in 1996. The increase in 1995 was primarily due to an increase in fees earned on NOW accounts and, to a lesser extent, an increase in loan origination fees earned on construction loans. The decrease in 1996 was primarily due to a decrease in loan origination fees earned on construction loans.

      The $54,000 gain on sale of securities available for sale (including mortgage-backed and investment securities) recognized during 1995 was the result of the sale of approximately $67.8 million of such securities within the Company's available for sale portfolio during 1995. The Company's management decided upon review of the securities within its available for sale portfolio that, due to a projected increase in prepayment speeds on certain fixed and adjustable-rate mortgage-backed securities, it was in the Company's best interest to sell such securities within its portfolio. The proceeds from the sale were primarily invested in adjustable rate mortgage-backed securities and tax-exempt municipal obligations. The $35,000 loss on sale of securities available for sale recognized during 1996 was the result of the sale of $86.5 million of mortgage-backed and investment securities within its available for sale portfolio during 1996. The proceeds from the sale were invested in fixed-rate mortgage-backed securities that have expected weighted average lives of between three and seven years and callable U.S. Government agency securities with maturities exceeding five years. The securities sold during 1996 displayed similar characteristics to those that were sold during 1995.

      Miscellaneous other income decreased by $16,000 or 25.4% in 1995 and increased by $4,000 or 8.5% in 1996. The decrease in 1995 was due primarily to a decline in income associated with the Savings Bank's subsidiary, AMSCO, Inc. ("AMSCO"). The increase during 1996 was due primarily to a fee paid to the Savings Bank as a result of granting a right of way that was adjacent to a branch facility and, to a lesser extent, from income associated with AMSCO. AMSCO is involved in a 50% partnership with a local developer for the purpose of developing raw land into lots and the construction of single-family residences.

      NONINTEREST EXPENSE. Noninterest expense increased by $1.6 million or 21.7% in 1995 and by $1.6 million or 17.6% in 1996. The increase in 1995 was attributed to: (1) an increase in professional and legal fees associated with litigation matters; (2) an increase in salaries and personnel costs; and (3) an increase in premises and occupancy costs. The increase for 1996 was attributable to the one-time special SAIF assessment.

      Salaries and personnel costs, which represent the largest component of the Company's recurring noninterest expense, increased by $377,000 or 10.1% in 1995 and by $189,000 or 4.6% in 1996. The increase in 1995 was primarily attributable to an increase of $345,000 in expenses relating to the operations of Economy Savings and, to a lesser extent, normal salary increases and staffing changes. The increase in 1996 was primarily due to normal salary increases and staffing changes. The average number of full-time equivalent employees was 107.8, 109.0 and 109.2 at the end of 1994, 1995 and 1996,
respectively.

      Premises and occupancy costs increased by $122,000 or 14.6% in 1995 and by $15,000 or 1.6% in 1996. The increase in 1995 was primarily due to an increase of $64,000 in expenses relating to the operations of Economy Savings and, to a lesser extent, an increase in repair and maintenance costs of the Savings Bank's branch facilities. The increase in 1996 was primarily due to an increase in repair and maintenance costs of the Savings Bank's branch facilities.

      Federal insurance premiums increased by $91,000 or 13.5% in 1995 and by $7,000 or 0.9% in 1996. Federal insurance premiums are a function of the size of the Company's deposit base and premiums which were assessed by the FDIC during the respective years. The increase in 1995 was primarily due to the $114.2 million in deposits acquired in 1994 in connection with the Company's acquisition of Economy Savings.

      In 1996, the Savings Bank accrued and paid a non-recurring charge or one-time special SAIF assessment of $2.2 million ($1.3 million net of taxes). The assessment consisted of a one-time charge of 65.7 cents for every $100 of SAIF insured deposits held at March 31, 1995 by the Savings Bank. The assessment will be used to recapitalize the SAIF allowing federal insurance premiums going forward to be reduced to approximately $.06 per $100 from $.23 per $100. The Savings Bank estimates a pretax annual savings going forward of approximately $550,000.

      Data processing costs increased by $7,000 or 2.0% in 1995 and by $11,000 or 3.1% in 1996. The increase during 1995 was primarily due to expenses associated with the acquisition of Economy Savings. The increase in 1996 was primarily due to an increase in processing charges.

      Advertising expenses increased by $1,000 or 0.5% in 1995 and decreased by $15,000 or 8.0% in 1996. The increase in 1995 was nominal. The decrease in 1996 was primarily due to the absence of costs associated with a marketing program initiated during 1995.

      PennFirst experienced gains on real estate owned of $123,000 in 1994, $58,000 in 1995 and no gain or loss in 1996. The gain realized during 1994 was primarily due to a recovery of $115,000 from the former owners of a real estate owned property located in Carnegie, Pennsylvania. This property was sold in July 1993. The gain realized during 1995 was primarily due to a $58,000 gain recognized on the sale of a commercial real estate property. As of December 31, 1996, the Company's real estate owned amounted to $37,000.

      Miscellaneous other expenses, which consist primarily of professional fees, forms, supplies, bank charges, postage, insurance expenses, organizational dues, ATM expenses, amortization of intangible assets, net carrying costs associated with real estate owned and provisions for losses on fixed assets, increased by $935,000 or 54.6% in 1995 and decreased by $888,000 or 33.5% in 1996. The increase in 1995 was primarily due to: (1) $146,000 in expenses associated with the operations of Economy Savings, which included $90,000 of amortization expense related to the core deposit intangible acquired in connection with the acquisition of Economy Savings; and (2) increases in professional legal fees associated with litigation matters. The decrease for 1996 was primarily due to: (1) $283,000 recovery relating to litigation expenses incurred in prior periods, as the amount of the settlement recorded in the first half of 1996 was less than those expenses originally estimated; and
(2) a decrease in professional legal fees associated with litigation matters.

      INCOME TAXES. The Company recorded a provision for income taxes of $2.5 million, $2.0 million and $703,000 during 1994, 1995 and 1996, respectively. The effective tax rate decreased from a rate of 38.9% in 1994 to a rate of 33.1% in 1995 and then to a rate of 19.9% in 1996. The decrease in income tax expense in 1995 was primarily due to: (1) the decrease in income before income taxes; and (2) the purchase of $45.6 million in municipal obligations during 1995, which are exempt from federal income taxes. The decrease in income tax expense in 1996 was primarily due to the decrease in income before income taxes caused by the one-time special SAIF assessment of $2.2 million.

LIQUIDITY AND CAPITAL RESOURCES

      The consolidated assets of PennFirst totaled $698.7 million at December 31, 1996 as compared to $659.4 million at December 31, 1995. The $39.4 million or 6.0% increase in total assets was due primarily to an increase of $33.0 million in net loans receivable. The Company's total consolidated liabilities increased by $42.7 million or 7.1% primarily as a result of an increase of $49.7 million in the Company's borrowed funds.

      Total consolidated stockholders' equity as of December 31, 1996 was $51.5 million, a decrease of $3.4 million or 6.2% when compared to total consolidated stockholders' equity at December 31, 1995. The decrease was primarily a result of cash dividends declared of $3.3 million (which incudes a special cash dividend of $.50 per share), the purchase of $3.0 million of Treasury Stock and a $1.1 million decline in the unrealized gain on securities available for sale, which was partially offset by net income of $2.8 million.

      The Savings Bank currently exceeds all regulatory capital requirements, having a tangible and risk-based capital ratio of 6.11% and 19.08% at December 31, 1996, respectively. As a result, regulatory capital requirements should have no material impact on operations. See note 22 of Notes to Consolidated Financial Statements.

      The Savings Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments including United States government and federal agency securities and other investments. Regulations currently in effect require thrifts to maintain liquid assets of not less than 5% of its net withdrawable accounts plus short-term borrowings ("liquidity base") of which short-term liquid assets must consist of not less than 1%. These levels are changed from time to time by the OTS to reflect economic conditions. The Savings Bank's liquidity has recently been influenced by general economic conditions, financial market conditions and fluctuations in the interest rates and products offered by competing entities. Although the Savings Bank has consistently maintained liquidity well in excess of OTS requirements, the restructuring of the asset portfolio has generally reduced the Savings Bank's overall liquidity. At December 31, 1996, the level of the Savings Bank's liquid assets as a percentage of the liquidity base was 11.4%.

      PennFirst's primary source of funds generally has been deposits obtained through the Savings Bank's offices and, to a lesser extent, amortization and prepayments of outstanding loans, maturing investment securities and borrowings from the FHLB of Pittsburgh. During the year ended December 31, 1996, the Company used its sources of funds primarily to purchase mortgage-backed securities, fund loan commitments and, to a lesser extent, purchase investment securities. At December 31, 1996, ESB had outstanding commitments to purchase mortgage-backed securities totaling $8.7 million and no outstanding commitments to purchase investment securities. As of such date, ESB had outstanding loan commitments totaling $24.1 million and $6.4 million of undisbursed loans in process.

      At December 31, 1996, savings certificates amounted to $190.0 million or 57.1% of the Company's total consolidated deposits, including $121.8 million which are scheduled to mature by December 31, 1997. At the same date, the total amount of FHLB advances scheduled to mature by December 31, 1997 was $158.3 million. The Company's management believes that it has adequate resources to fund all of these commitments, that all of these commitments will be funded by December 31, 1997 and that, based upon past experience and current pricing policies, it can adjust the rates of savings certificates to retain a substantial portion of its maturing certificates and also, to the extent deemed necessary, refinance the maturing FHLB advances.

      The Company's nonperforming assets totaled $4.1 million at December 31, 1996 or 0.6% of total assets. Nonperforming assets consist of nonaccrual loans and real estate owned. A loan is placed on nonaccrual when such loan becomes ninety days or more delinquent. Management can also place a loan on nonaccrual based on factors other than delinquency. Nonperforming assets at December 31, 1996 consisted primarily of $285,000 in single-family loans, $163,000 in consumer loans, $3.6 million in financing leases and other commercial business loans and $37,000 in real estate owned, net of reserves. Nonperforming assets at December 31, 1995 totaled $851,000 or 0.1% of total assets and consisted primarily of $599,000 in single-family loans, $86,000 in consumer loans, $114,000 in commercial business loans and $52,000 in real estate owned, net of reserves. Nonperforming assets totaled $2.6 million at December 31, 1994 or 0.4% of total assets and consisted primarily of $668,000 in single-family loans, $1.5 million in multi-family residential and commercial real estate loans, $104,000 in consumer loans and $294,000 in real estate owned, net of reserves. Approximately $232,000, $26,000 and $167,000 of additional interest income would have been recognized in 1996, 1995 and 1994, respectively, if the Company's nonaccrual loans had been current in accordance with their original terms and outstanding throughout the years ended December 31, 1996, 1995 and 1994.

IMPACT OF INFLATION AND CHANGING PRICES

      The Consolidated Financial Statements of PennFirst and the related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of PennFirst's assets and liabilities are critical to the maintenance of acceptable performance levels.


RECENT ACCOUNTING AND REGULATORY DEVELOPMENTS

      In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, which will be effective, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" which defers the effective date of SFAS No. 125 until January 1, 1998 for certain transactions including repurchase agreements, dollar-roll, securities lending and similar transactions. Management has not yet determined the effect, if any, SFAS Nos. 125 and 127 will have on the Company's financial statements.

      On September 30, 1996, President Clinton signed into law the Deposit Funds Act of 1996 ("ACT"). Among other things, the Act imposed a one-time special assessment on deposits insured by the SAIF designed to fully capitalize the SAIF to the level required by law. The result of this one-time charge was $2.2 million ($1.3 million net of tax) to the Savings Bank. The Act also provides for the eventual merger of the SAIF with the Bank Insurance Fund ("BIF") and reallocates payment of Financing Corporation bond obligations to both SAIF and BIF insured institutions. In addition, the Act contains prohibitions on insured institutions facilitating or encouraging the migration of SAIF deposits to the BIF until the end of 1999. As a result of the recapitalization of the SAIF, deposit insurance premiums will be significantly reduced beginning in calendar year 1997 for all SAIF insured institutions. This will have a positive impact on the Savings Bank by reducing its deposit insurance premiums from $.23 per $100 in deposits to approximately $.06 per $100, resulting in annual premium savings of approximately $550,000 before taxes.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                                                                            DECEMBER 31,
                                                                                                       ----------------------
                                                  ASSETS                                                 1996          1995
                                                                                                       ---------    ---------

         Cash on hand and due from banks ...........................................................   $   1,884    $   2,195
         Interest-earning deposits in other institutions ...........................................       5,244        4,448
         Federal funds sold ........................................................................         156          151
         Investment securities held to maturity, at cost (market value
             of $17,849 and $20,916) (notes 2 and 11) ..............................................      18,082       20,757
         Investment securities available for sale, at market
             (cost of $88,823 and $42,733) (notes 3 and 11).........................................      88,687       43,932
         Mortgage-backed securities held to maturity, at cost
             (market value of $75,712 and $89,806) (notes 4 and 11) ................................      78,118       91,173
         Mortgage-backed securities available for sale, at market
             (cost of $259,101 and $286,273) (notes 5 and 11) ......................................     259,442      286,921
         Loans receivable, (net of unearned income of $380 and $467) (notes 6 and 11) ..............     220,174      186,349
         Less allowance for loan losses (note 6) ...................................................       3,309        2,471
                                                                                                       ---------    ---------
             Loans receivable, net .................................................................     216,865      183,878
         Accrued interest receivable (notes 2, 3, 4, 5 and 6) ......................................       5,557        4,651
         Real estate owned, net (note 7) ...........................................................          37           52
         Federal Home Loan Bank stock, at cost (notes 8 and 11) ....................................      15,153       12,473
         Office properties and equipment, at cost, less accumulated depreciation
             and amortization (note 9) .............................................................       2,740        2,841
         Prepaid expenses and sundry assets ........................................................       6,770        5,899
                                                                                                       ---------    ---------
                 Total assets ......................................................................   $ 698,735    $ 659,371
                                                                                                       =========    =========


                                    LIABILITIES AND STOCKHOLDERS' EQUITY
         Liabilities:
             Savings deposits (note 10):
                 Noninterest-bearing ...............................................................   $   5,082    $   3,776
                 Interest-bearing demand, passbook and money market ................................     137,807      139,561
                 Certificate of deposit and other time .............................................     190,000      195,157
                                                                                                       ---------    ---------
                     Total deposits ................................................................     332,889      338,494
             Advances by borrowers for taxes and insurance (note 10) ...............................       1,855        1,808
             Borrowed funds (note 11) ..............................................................     309,195      259,472
             Accrued expenses and other liabilities ................................................       3,253        4,671
                                                                                                       ---------    ---------
                     Total liabilities .............................................................     647,192      604,445
                                                                                                       ---------    ---------

         Commitments and contingencies (notes 9,17, 23 and 24)
         Stockholders' equity (notes 13, 14, 15, 19, 20 and 22):
             Preferred stock:
                 5,000,000 shares, $.01 par value per share, authorized; none issued and outstanding           -            -
             Common stock:
                 at December 31, 1996 and 1995, 10,000,000 shares,
                     $.01 par value per share, authorized; 4,364,023 shares issued .................          44           44
             Additional paid-in capital ............................................................      26,465       26,045
             Retained income, substantially restricted .............................................      31,990       33,706
             Unrealized gain on securities available for sale, net .................................         136        1,219
             Unearned Employee Stock Ownership Plans shares ........................................      (1,136)      (1,205)
             Treasury stock, at cost (462,243 and 375,949 shares) ..................................      (5,956)      (4,883)
                                                                                                       ---------    ---------
                      Total stockholders' equity ...................................................      51,543       54,926
                                                                                                       ---------    ---------
                      Total liabilities and stockholders' equity ...................................   $ 698,735    $ 659,371
                                                                                                       =========    =========




          See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Dollars in Thousands, except share data
-------------------------------------------------------------------------------


                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                        -----------------------------------------
                                                                                          1996             1995            1994
                                                                                        --------         --------        --------
Interest income:
   Loans .............................................................................  $ 16,182         $ 15,156        $ 10,619
   Investment securities held to maturity (note 2) ...................................     1,482            2,065           1,559
   Investment securities available for sale (note 3) .................................     5,209              940             125
   Mortgage-backed securities held to maturity .......................................     4,934           17,543          15,549
   Mortgage-backed securities available for sale .....................................    18,029            7,661           6,367
   Federal Home Loan Bank stock ......................................................       901              818             654
                                                                                        --------         --------        --------
       Total interest income .........................................................    46,737           44,183          34,873
                                                                                        --------         --------        --------

Interest expense:
   Savings deposits and escrow (note 10) .............................................    14,428           14,721          11,198
   Borrowed funds ....................................................................    18,201           15,498          10,961
                                                                                        --------         --------        --------
       Total interest expense ........................................................    32,629           30,219          22,159
                                                                                        --------         --------        --------
Net interest income ..................................................................    14,108           13,964          12,714
Provision for possible losses on loans (note 6) ......................................       873               13              41
                                                                                        --------         --------        --------
Net interest income after provision for possible losses on loans .....................    13,235           13,951          12,673

Noninterest income:
   Fees and service charges ..........................................................       817              845             808
   Gain (loss) on sale of investment and mortgage-backed securities available for sale       (35)              54             140
   Other income ......................................................................        51               47              63
                                                                                        --------         --------        --------
       Total noninterest income ......................................................       833              946           1,011
                                                                                        --------         --------        --------

Noninterest expenses:
   Salaries and personnel costs (note 14) ............................................     4,296            4,107           3,730
   Premises and occupancy costs ......................................................       974              959             837
   Federal insurance premiums ........................................................       774              767             676
   Special SAIF assessment ...........................................................     2,196                -               -
   Data processing costs .............................................................       363              352             345
   Advertising .......................................................................       173              188             187
   Gain on real estate owned .........................................................         -              (58)           (123)
   Other .............................................................................     1,759            2,647           1,712
                                                                                        --------         --------        --------
       Total noninterest expenses ....................................................    10,535            8,962           7,364
                                                                                        --------         --------        --------
       Income before income taxes ....................................................     3,533            5,935           6,320
                                                                                        --------         --------        --------

Income taxes (note 12):
   Federal ...........................................................................       532            1,696           2,060
   State .............................................................................       171              271             401
                                                                                        --------         --------        --------
       Total income taxes ............................................................       703            1,967           2,461
                                                                                        --------         --------        --------
       Net income ....................................................................  $  2,830         $  3,968        $  3,859
                                                                                        ========         ========        ========


   Primary and fully diluted earnings per share ......................................  $    .71         $    .94        $    .91
                                                                                        ========         ========        ========


          See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                     ADDITIONAL  UNEARNED      UNVESTED
                                             COMMON   PAID-IN      ESOP      SHARES HELD
                                             STOCK    CAPITAL     SHARES      BY THE MRP
                                             -----    -------     ------      ----------
Balance at December 31, 1993...............    $27    $11,467    $   (173)       $(25)
                                               ---    -------    --------        ----
Common stock issued as a result of the
    acquisition of ESB Bancorp, Inc. ......     10     14,534        (145)          -
Principal payments on ESOP debt............      -          6         130           -
Additional shares acquired for ESOP .......      -          -      (1,000)          -
Accrued compensation expense for
    the MRP................................      -          -           -          13
Cash dividends declared on Common
    Stock at $.28 per share................      -          -           -           -
Unrealized loss on securities
    available for sale, net................      -          -           -           -
Adjustment as a result of a six-for-five
    stock split of the Company's
    common stock (note 15).................      7         (7)          -           -
Payment of cash in lieu of
    fractional shares relating to a
    six-for-five stock split...............      -        (10)          -           -
Purchase of Treasury Stock, at
    cost (15,829 shares)...................      -          -           -           -
Common stock issued from Treasury
    Stock for options exercised
    (1,592 shares).........................      -          -           -           -
1994 Net income............................      -          -           -           -
                                               ---    -------    --------        ----
Balance at December 31, 1994...............     44     25,990      (1,188)        (12)
                                               ---    -------    --------        ----

Principal payments on ESOP debt............      -         10         215           -
Additional shares acquired for ESOP........      -          -        (232)          -
Accrued compensation expense for
    the MRP................................      -          -           -          12
Cash dividends declared on Common
    Stock at $.36 per share................      -          -           -           -
Unrealized gain on securities
    available for sale, net................      -          -           -           -
Purchase of Treasury Stock, at
    cost (374,712 shares)..................      -          -           -           -
Tax benefit from exercised options.........      -         45           -           -
Common stock issued from Treasury
    Stock for options exercised
    (13,000 shares)........................      -          -           -           -
1995 Net income............................      -          -           -           -
                                               ---    -------    --------        ----
Balance at December 31, 1995...............     44     26,045      (1,205)          -
                                               ---    -------    --------        ----

Principal payments on ESOP debt............      -         11         215           -
Additional shares acquired for ESOP........      -          -        (146)          -
Cash dividends declared on Common
    Stock at $.86 per share................      -          -           -           -
Unrealized loss on securities
    available for sale, net................      -          -           -           -
Purchase of Treasury Stock, at
    cost (232,979 shares)..................      -          -           -           -
Tax benefit from exercised options.........      -        409           -           -
Common stock issued from Treasury
    Stock for options exercised
    (146,685 shares).......................      -          -           -           -
1996 Net income............................      -          -           -           -
                                               ---    -------    --------       -----
Balance at December 31, 1996...............    $44    $26,465    $ (1,136)      $   -
                                               ===    =======    ========       =====

                                                                    UNREALIZED GAIN
                                                                 (LOSS) ON SECURITIES        TOTAL
                                            RETAINED   TREASURY       AVAILABLE          STOCKHOLDERS'
                                             INCOME     STOCK       FOR SALE, NET           EQUITY
                                            -------     -------      ------------          -------
Balance at December 31, 1993............... $28,803     $     -         $       -          $40,099
                                            -------     -------         ---------          -------
Common stock issued as a result of the
    acquisition of ESB Bancorp, Inc. ......       -           -                 -           14,399
Principal payments on ESOP debt............       -           -                 -              136
Additional shares acquired for ESOP .......       -           -                 -           (1,000)
Accrued compensation expense for
    the MRP................................       -           -                 -               13
Cash dividends declared on Common
    Stock at $.28 per share................  (1,361)          -                 -           (1,361)
Unrealized loss on securities
    available for sale, net................       -           -            (3,524)          (3,524)
Adjustment as a result of a six-for-five
    stock split of the Company's
    common stock (note 15).................       -           -                 -                -
Payment of cash in lieu of
    fractional shares relating to a
    six-for-five stock split...............       -           -                 -              (10)
Purchase of Treasury Stock, at
    cost (15,829 shares)...................       -        (219)                -             (219)
Common stock issued from Treasury
    Stock for options exercised
    (1,592 shares).........................      (7)         22                 -               15
1994 Net income............................   3,859           -                 -            3,859
                                            -------     -------         ---------          -------
Balance at December 31, 1994...............  31,294        (197)           (3,524)          52,407
                                            -------     -------         ---------          -------

Principal payments on ESOP debt............       -           -                 -              225
Additional shares acquired for ESOP........       -           -                 -             (232)
Accrued compensation expense for
    the MRP................................       -           -                 -               12
Cash dividends declared on Common
    Stock at $.36 per share................  (1,440)          -                 -           (1,440)
Unrealized gain on securities
    available for sale, net................       -           -             4,743            4,743
Purchase of Treasury Stock, at
    cost (374,712 shares)..................       -      (4,866)                -           (4,866)
Tax benefit from exercised options.........       -           -                 -               45
Common stock issued from Treasury
    Stock for options exercised
    (13,000 shares)........................    (116)        180                 -               64
1995 Net income............................   3,968           -                 -            3,968
                                            -------     -------         ---------          -------
Balance at December 31, 1995...............  33,706      (4,883)            1,219           54,926
                                            -------     -------         ---------          -------

Principal payments on ESOP debt............       -           -                 -              226
Additional shares acquired for ESOP........       -           -                 -             (146)
Cash dividends declared on Common
    Stock at $.86 per share................  (3,307)          -                 -           (3,307)
Unrealized loss on securities
    available for sale, net................       -           -            (1,083)          (1,083)
Purchase of Treasury Stock, at
    cost (232,979 shares)..................       -      (2,983)                -           (2,983)
Tax benefit from exercised options.........       -           -                 -              409
Common stock issued from Treasury
    Stock for options exercised
    (146,685 shares).......................  (1,239)      1,910                 -              671
1996 Net income............................   2,830           -                 -            2,830
                                            -------     -------         ---------          -------
Balance at December 31, 1996............... $31,990     $(5,956)        $     136          $51,543
                                            =======     =======         =========          =======


          See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
-------------------------------------------------------------------------------

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                     -----------------------------------
                                                                                        1996         1995        1994
                                                                                     ---------    ---------    ---------
Cash flows from operating activities:
   Net Income ....................................................................   $   2,830    $   3,968    $   3,859
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization .............................................         402          422          356
       Provisions for loan and REO losses ........................................         881           25           55
       Amortization of premium and accretion of discounts ........................         930          678        1,417
       (Gain) loss on sale of securities available for sale ......................          35          (54)        (140)
       Increase in accrued interest receivable ...................................        (906)        (624)        (524)
       (Increase) decrease in prepaid and sundry assets ..........................        (871)         163         (200)
       Increase (decrease) in accrued interest payable ...........................         (11)         263          303
       Increase (decrease) in other liabilities ..................................        (392)         339          767
       Other .....................................................................          99           59         (120)
                                                                                     ---------    ---------    ---------
               Net cash provided by operating activities .........................       2,997        5,239        5,773
                                                                                     ---------    ---------    ---------
Cash flows from investing activities:
   Loans originated and purchased ................................................     (89,236)     (64,484)     (60,025)
   Purchases of:
       Investment securities held to maturity ....................................      (8,489)     (10,000)     (22,375)
       Investment securities available for sale ..................................     (68,112)     (48,630)      (1,986)
       Mortgage-backed securities held to maturity ...............................           -       (6,819)    (160,291)
       Mortgage-backed securities available for sale .............................     (97,406)     (65,521)     (20,755)
       Fixed assets ..............................................................        (301)        (651)        (298)
       FHLB stock ................................................................      (2,680)        (535)      (2,895)
   Principal repayments of:
       Loans .....................................................................      55,213       41,326       42,435
       Investment securities held to maturity ....................................      11,171        6,406        1,410
       Investment securities available for sale ..................................       1,650            -            -
       Mortgage-backed securities held to maturity ...............................      12,618       38,232       36,325
       Mortgage-backed securities available for sale .............................      57,795       22,548       33,754
   Proceeds from sale of:
       Loans .....................................................................         274          977           80
       Investment securities available for sale ..................................      20,729       17,723       22,471
       Mortgage-backed securities available for sale .............................      65,736       50,071       36,554
       Fixed assets ..............................................................           -          218           72
       Real estate owned .........................................................          56          371          131
       Purchase of ESB Bancorp, Inc. net of cash acquired ........................           -            -        2,956
                                                                                     ---------    ---------    ---------
               Net cash used by investing activities .............................     (40,982)     (18,768)     (92,437)
                                                                                     ---------    ---------    ---------
Cash flows from financing activities:
   Net increase (decrease) in NOW, money market demand, passbook and club accounts        (448)         307       (7,876)
   Net increase (decrease) in certificates of deposits ...........................      (5,157)       4,362       20,888
   Net increase other borrowed funds .............................................      49,723       13,036       79,946
   Proceeds received from the exercise of stock options ..........................         671           64           15
   Cash dividends paid on common stock ...........................................      (3,400)      (1,489)      (1,238)
   Purchase of treasury stock ....................................................      (2,983)      (4,866)        (219)
   Additional stock purchased by ESOP ............................................        (146)        (232)      (1,000)
   Principal repayment of ESOP debt ..............................................         215          215          130
                                                                                     ---------    ---------    ---------
               Net cash provided by financing activities .........................      38,475       11,397       90,646
                                                                                     ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents .............................         490       (2,132)       3,982
Cash and cash equivalents at beginning of year ...................................       6,794        8,926        4,944
                                                                                     ---------    ---------    ---------
Cash and cash equivalents at end of year .........................................   $   7,284    $   6,794    $   8,926
                                                                                     =========    =========    =========
Supplemental schedule of noncash investing and financing activities:
       The Company purchased all of the common stock of ESB Bancorp, Inc. for
           $26.0 million.  In conjunction with the acquisition, the
           assets acquired and the liabilities assumed were as follows:
           Fair value of assets acquired .........................................   $       -    $       -    $ 141,834
           Stock issued for purchase of ESB Bancorp, Inc. common stock ...........           -            -      (14,399)
           Cash paid for ESB Bancorp, Inc. common stock ..........................           -            -      (11,576)
           Liabilities assumed ...................................................           -            -     (121,266)
                                                                                     ---------    ---------    ---------
               Excess of liabilities assumed over assets acquired ................   $       -    $       -    $  (5,407)
                                                                                     =========    =========    =========
Supplemental disclosures of cash flow information:
       Cash paid during the year for:
           Interest ..............................................................   $  32,684    $  30,070    $  21,818
                                                                                     =========    =========    =========
           Income taxes ..........................................................   $   1,089    $   1,975    $   2,075
                                                                                     =========    =========    =========
       Noncash items:
           Foreclosed mortgage loans transferred to  real estate owned ...........   $      55    $     103    $     121
                                                                                     =========    =========    =========
           Dividends declared but not paid .......................................   $     343    $     353    $     402
                                                                                     =========    =========    =========
           Transfer of securities from held to maturity to available for sale ....   $       -    $ 192,982    $       -
                                                                                     =========    =========    =========

         See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
-------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of PennFirst Bancorp, Inc. ("PennFirst" or the "Company"), a thrift holding company, includes the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, F.S.B. ("ESB" or the "Savings Bank"), PennFirst Financial Services, Inc. ("PFSI") and AMSCO, Inc. ESB was formed as a result of the merger of Economy Savings Bank, PaSA ("Economy Savings"), with and into Ellwood Federal Savings Bank ("Ellwood Federal") with the surviving institution changing its name to ESB. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Basis of Presentation

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks, interest-earning deposits in other institutions and federal funds sold.

Investment and Mortgage-Backed Securities

The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholders' equity, net of tax. Investment and mortgage-backed securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. Gains and losses on sale of securities are recorded based on the specific identification method. The Company's mortgage-backed securities portfolio consists primarily of Federal National Mortgage Association ("FNMA") mortgage participation certificates, Federal Home Loan Mortgage Corporation ("FHLMC") mortgage participation certificates and Government National Mortgage Association ("GNMA") mortgage participation certificates.

In October 1994, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 119 , "Disclosures about Financial Instruments and Fair Value of Financial Instruments". The Company adopted SFAS No. 119 as of January 1, 1995. The adoption of SFAS No. 119 had no material impact to the Company's financial position or results of operations.

On December 1, 1995, the Company reclassified $8.1 million of investment securities held to maturity to investment securities available for sale, as well as $184.9 million of mortgage-backed securities held to maturity to mortgage-backed securities available for sale. The reclassification was in accordance with the FASB issuing a special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment.

Loans

Monthly payments on loans are scheduled to include principal and interest. Interest earned on loans for which no payments were received during the month is accrued. Interest accrued on loans more than ninety days delinquent or otherwise doubtful of collection is offset by a reserve for uncollected interest and is not recognized as income. Loan origination and commitment fees and all incremental direct loan origination costs are deferred and recognized over the estimated remaining lives of the related loans on a level yield basis. Discounts and premiums on loans purchased are accreted and amortized in the same manner.

The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," an amendment of SFAS No. 114, effective October 1, 1995. These statements address the accounting by creditors for impairment of certain loans. They apply to all creditors and to all loans, uncollateralized as well as collateralized, except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. The Savings Bank considers all one-to-four family residential mortgage loans and all installment loans (as presented in note 6) to be smaller homogeneous loans. Loans within the scope of these statements are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractural terms of the loans. Management determines the impairment of loans based on knowledge of the borrower's ability to repay the loan according to the contractural agreement,

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

the borrower's repayment history and the fair value of collateral for certain collateral dependent loans. Pursuant to SFAS No. 114 paragraph 8, management does not consider an insignificant delay or insignificant shortfall to impair a loan. Management has determined that a delay less than 90 days will be considered an insignificant delay. All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Savings Bank's recorded investment in the loans over the measured value of the loans in accordance with SFAS No. 114 are provided for in the allowance for loan losses. The Savings Bank reviews its loans for impairment on a quarterly basis.

Real Estate Owned

Real estate owned is carried at the lower of cost or estimated fair value less estimated cost to sell at the date of acquisition. The carrying value of individual properties is subsequently adjusted by means of an allowance account for declines in fair value.

Allowances for Losses

Provisions for estimated losses on specific loans and real estate owned are charged to operations when any significant decline reduces the market value of the underlying collateral to less than the carrying value. In addition to provisions for specific loans, a general provision is made for losses on loans based on loss experience and prevailing market conditions.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and real estate owned. Such agencies can require the Company to recognize additions to the allowances based on their judgements about information available to them at the time of their examination.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Estimated lives are twenty-five to forty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed on the straight-line method over the term of the related lease.

Interest on Savings and Escrow

Interest on savings deposits and certain deposits by borrowers for taxes and insurance is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

Income Taxes

Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Primary and fully diluted earnings per share are calculated by dividing net income by the weighted average number of common shares and common stock equivalents outstanding. Shares outstanding for 1996 and 1995 do not include ESOP shares that were purchased and unallocated during 1996 and 1995 in accordance with SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Reported primary per share amounts are based on 3,960,505, 4,228,245 and 4,264,219 common and common stock equivalents for 1996, 1995 and 1994, respectively. Reported fully diluted per share amounts are based on 3,964,545, 4,233,307 and 4,264,219 common and common stock equivalents for 1996, 1995 and 1994, respectively. The number of shares used to calculate earnings per share have been restated to reflect the two six-for-five stock splits.

Intangible Assets

Intangible assets, which consist of goodwill and core deposit intangibles, are amortized to expense using the straight-line method over the period estimated to be benefited, generally up to fifteen years for book purposes. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

Caps and Floors

The Company purchases interest rate caps and floors to manage its sensitivity to interest rate risk. The caps and floors may be designated as a hedge against certain financial instruments if a high correlation exists between the caps and floors and the hedged instrument. The cost of caps and floors are recorded in other assets in the Consolidated Statement of Financial Condition and are amortized on a straight line basis over the shorter of the contractual life of the contract or the hedged instrument. Amortization is recorded as an adjustment of the yield or cost of the hedged instrument. Realized gains and losses on the sale of a cap or floor designated as a hedge are deferred and amortized over the life of the hedged instrument as interest revenue or interest expense or, recognized in earnings at the time of disposition of the hedged instrument. Hedge correlation of the Company's caps and floors to the hedged instruments are periodically reviewed. Interest rate caps or floors that do not meet the criteria for hedge accounting are recorded at estimated fair value with unrealized gains and losses included in earnings.

Reclassification of Prior Year's Statements

Certain items previously reported have been reclassified to conform with the current year's reporting format.


(2) INVESTMENT SECURITIES HELD TO MATURITY

                                                                                    DECEMBER 31, 1996
                                                             ------------------------------------------------------------
                                                                                 GROSS             GROSS          QUOTED
                                                             AMORTIZED        UNREALIZED         UNREALIZED       MARKET
                                                               COST              GAINS             LOSSES         VALUE
                                                             --------          --------           --------       --------
United States government and agency obligations due:
   Beyond 12 months but within 5 years .............         $    999          $      -           $    (18)      $    981
   Beyond 5 years but within 10 years ..............           15,498                30               (218)        15,310
   Beyond 10 years .................................              992                 -                (42)           950
Municipal obligations due:
   Within 12 months ................................               25                 -                  -             25
   Beyond 12 months but within 5 years .............              252                 5                  -            257
   Beyond 5 years but within 10 years ..............              316                11                 (1)           326
                                                             --------          --------           --------       --------
                                                             $ 18,082          $     46           $   (279)      $ 17,849
                                                             ========          ========           ========       ========

                                                                                    DECEMBER 31, 1995
                                                             ------------------------------------------------------------
                                                                                 GROSS              GROSS         QUOTED
                                                             AMORTIZED        UNREALIZED         UNREALIZED       MARKET
                                                               COST              GAINS             LOSSES          VALUE
                                                             --------         ----------         ----------      --------
United States government and agency obligations due:
   Beyond 12 months but within 5 years .............         $  5,000          $      -           $     (9)      $  4,991
   Beyond 5 years but within 10 years ..............           15,000               150                 (7)        15,143
Municipal obligations due:
   Beyond 12 months but within 5 years .............              275                 9                  -            284
   Beyond 5 years but within 10 years ..............              313                16                  -            329
Corporate debt securities ..........................              169                 -                  -            169
                                                             --------          --------           --------       --------
                                                             $ 20,757          $    175           $    (16)      $ 20,916
                                                             ========          ========           ========       ========

Accrued interest receivable on investment securities was $332 and $311 at December 31, 1996 and 1995, respectively. Interest income on investment securities held to maturity was $1,482, $2,065 and $1,559 of which $32, $123 and $110 was nontaxable interest income and $42, $36 and $108 was interest on money market investments and jumbo certificates for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996 the Savings Bank had no outstanding commitments to purchase investment securities held to maturity. There were no sales of investment securities classified as held to maturity during 1996, 1995 or 1994.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(3) INVESTMENT SECURITIES AVAILABLE FOR SALE

                                                                                              DECEMBER 31, 1996
                                                                      ------------------------------------------------------------
                                                                                          GROSS             GROSS           QUOTED
                                                                      AMORTIZED        UNREALIZED         UNREALIZED        MARKET
                                                                        COST              GAINS             LOSSES          VALUE
                                                                      --------          --------           --------       --------
United States government and agency obligations due:
   Within 12 months .............................................     $     15          $      -           $      -       $     15
   Beyond 5 years but within 10 years ...........................       31,474                19               (600)        30,893
   Beyond 10 years ..............................................        1,000                 -                (12)           988
Municipal obligations due:
   Beyond 10 years ..............................................       56,084               679               (225)        56,538
FHLMC Preferred Stock ...........................................          250                 3                  -            253
                                                                      --------          --------           --------       --------
                                                                      $ 88,823          $    701           $   (837)      $ 88,687
                                                                      ========          ========           ========       ========

                                                                                              DECEMBER 31, 1996
                                                                      ------------------------------------------------------------
                                                                                          GROSS             GROSS           QUOTED
                                                                      AMORTIZED        UNREALIZED         UNREALIZED        MARKET
                                                                        COST              GAINS             LOSSES          VALUE
                                                                      --------          --------           --------       --------
United States government and agency obligations due:
   Within 12 months .............................................     $     15          $      -           $      -       $     15
   Beyond 12 months but within 5 years ..........................          740                 -                (71)           669
   Beyond 5 years but within 10 years ...........................        5,000                26                  -          5,026
   Beyond 10 years ..............................................        1,000                10                  -          1,010
Municipal obligations due:
   Beyond 10 years ..............................................       35,728             1,227                  -         36,955
FHLMC Preferred Stock ...........................................          250                 7                  -            257
                                                                      --------          --------           --------       --------
                                                                      $ 42,733          $  1,270           $    (71)      $ 43,932
                                                                      ========          ========           ========       ========

Accrued interest receivable on securities available for sale was $1,592 and $554 at December 31, 1996 and 1995, respectively. Interest income on investment securities available for sale was $5,209, $940 and $125 of which $2,860, $848 and $2 was nontaxable income for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996 the Savings Bank had no outstanding commitments to purchase investment securities available for sale. Proceeds from sales of investment securities classified as available for sale during 1996, 1995 and 1994 were $20,729, $17,723 and $22,471, respectively. Gross gains of $554, $476 and $0 were realized on these sales in 1996, 1995 and 1994, respectively. There were gross losses of $140, $22 and $12 on sales in 1996, 1995 and 1994, respectively.

(4) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

                                                                                             DECEMBER 31, 1996
                                                                      ------------------------------------------------------------
                                                                                        GROSS               GROSS          QUOTED
                                                                      AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                                        COST            GAINS               LOSSES         VALUE
                                                                      --------        ----------           --------       --------
FHLMC ...........................................................     $ 21,958        $        -           $   (747)      $ 21,211
FNMA ............................................................       56,160                 -             (1,659)        54,501
                                                                      --------        ----------           --------       --------
                                                                      $ 78,118        $        -           $ (2,406)      $ 75,712
                                                                      ========        ==========           ========       ========

                                                                                            DECEMBER 31, 1995
                                                                      ------------------------------------------------------------
                                                                                        GROSS               GROSS          QUOTED
                                                                      AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                                        COST            GAINS               LOSSES         VALUE
                                                                      --------        ----------           --------       --------
FHLMC ...........................................................     $ 25,492        $        -           $   (353)      $ 25,139
FNMA ............................................................       65,681                 -             (1,014)        64,667
                                                                      --------        ----------           --------       --------
                                                                      $ 91,173        $        -           $ (1,367)      $ 89,806
                                                                      ========        ==========           ========       ========

A FNMA mortgage-backed security carried at approximately $5,142 is pledged as security on the Federal Reserve Bank treasury tax and loan note payable, at December 31, 1996.

Accrued interest receivable on mortgage-backed securities held to maturity was $416 and $485 at December 31, 1996 and 1995, respectively. At December 31, 1996 the Savings Bank had no outstanding commitments to purchase mortgage-backed securities held to maturity. There were no sales of mortgage-backed securities classified as held to maturity during 1996, 1995 or 1994.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(5) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

                                                                                    DECEMBER 31, 1996
                                                            ------------------------------------------------------------
                                                                               GROSS              GROSS          QUOTED
                                                            AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                              COST             GAINS              LOSSES          VALUE
                                                            --------        ----------           --------       --------
GNMA ...............................................        $ 77,048          $    639           $   (353)      $ 77,334
FHLMC ..............................................          78,736               454               (394)        78,796
Collateralized mortgage obligations ................           5,636                27                (70)         5,593
FNMA ...............................................          97,681               656               (618)        97,719
                                                            --------          --------           --------       --------
                                                            $259,101          $  1,776           $ (1,435)      $259,442
                                                            ========          ========           ========       ========

                                                                                  DECEMBER 31, 1995
                                                            ------------------------------------------------------------
                                                                               GROSS              GROSS          QUOTED
                                                            AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                              COST             GAINS              LOSSES          VALUE
                                                            --------        ----------           --------       --------
GNMA ...............................................        $ 43,333          $    480           $    (88)      $ 43,725
FHLMC ..............................................         108,765               799               (602)       108,962
Collateralized mortgage obligations ................           5,616                 -               (115)         5,501
FNMA ...............................................         128,559               996               (822)       128,733
                                                            --------          --------           --------       --------
                                                            $286,273          $  2,275           $ (1,627)      $286,921
                                                            ========          ========           ========       ========

Collateralized mortgage obligations carried at approximately $3,715 are pledged as security on savings certificates of $100 or more at December 31, 1996.

Accrued interest receivable on mortgage-backed securities available for sale was $1,769 and $2,097 at December 31, 1996 and 1995, respectively. At December 31, 1996, the Savings Bank had outstanding commitments to purchase mortgage-backed securities available for sale totaling $8.7 million. Proceeds from sales of mortgage-backed securities classified as available for sale during 1996, 1995 and 1994 were $65,736, $50,071 and $36,554, respectively.
Gross gains of $171, $120 and $163 were realized on these sales in 1996, 1995 and 1994, respectively. There were gross losses of $620, $520 and $11 on sales in 1996, 1995 and 1994, respectively.

(6) LOANS RECEIVABLE

                                                                           DECEMBER 31,
                                                                    -------------------------
                                                                       1996            1995
                                                                    ---------       ---------
First mortgage loans:
   Single-family residential ....................................    $126,854        $105,551
   Multi-family residential .....................................       3,516           4,015
   Construction .................................................      20,942          13,495
   Commercial real estate .......................................      20,473          16,650
                                                                     --------        --------
                                                                      171,785         139,711
   Mortgage loans in process ....................................      (6,373)         (4,167)
   Unearned discounts and deferred fees .........................        (482)           (551)
   Allowance for loan losses ....................................      (1,733)         (1,803)
                                                                     --------        --------
                                                                      163,197         133,190
                                                                     --------        --------
Other loans:
   Automobile ...................................................       6,210           5,142
   Commercial business loans ....................................       6,020           6,395
   Financing leases .............................................       3,636           3,555
   Education ....................................................       6,737           6,870
   Home equity ..................................................      26,950          23,593
   Home improvement .............................................       1,146           1,167
   Loans secured by savings deposits ............................       1,768           2,076
   Personal .....................................................       2,314           2,141
   Other ........................................................         361             333
                                                                     --------        --------
                                                                       55,142          51,272
   Unearned discounts and deferred fees .........................         102              84
    Allowance for loan losses ...................................      (1,576)           (668)
                                                                     --------        --------
                                                                       53,668          50,688
                                                                     --------        --------
                                                                     $216,865        $183,878
                                                                     ========        ========

Accrued interest receivable on loans was $1,448 and $1,204 at December 31, 1996 and 1995, respectively.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

Nonaccrual loans totaled $4,084, $799 and $2,269 at December 31, 1996, 1995 and 1994, respectively. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, are summarized below:

                                                       1996   1995   1994
                                                       ----   ----   ----
Interest income that would have been recognized....    $312   $ 92   $385
Interest income recognized ........................      80     66    218
                                                       ----   ----   ----
Interest income foregone ..........................    $232   $ 26   $167
                                                       ====   ====   ====

The Company is not committed to lend additional funds to debtors in nonaccrual status.


Activity with respect to the allowance for loan losses is summarized as follows:

                                                                                         FIRST
                                                                                        MORTGAGE     OTHER      TOTAL
                                                                                          LOANS      LOANS      LOANS
                                                                                          -----      -----      -----
Balance, December 31, 1993 ..........................................................    $1,163     $  230     $1,393
Allowance associated with acquisition of Economy Savings ............................       867        261      1,128
Provision ...........................................................................      (120)       161         41
Recoveries ..........................................................................         6         10         16
Charge-offs .........................................................................       (27)       (76)      (103)
                                                                                         ------     ------     ------
Balance, December 31, 1994 ..........................................................     1,889        586      2,475
Provision ...........................................................................       (66)        79         13
Recoveries ..........................................................................         5         25         30
Charge-offs .........................................................................       (25)       (22)       (47)
                                                                                         ------     ------     ------
Balance, December 31, 1995 ..........................................................     1,803        668      2,471
Provision ...........................................................................       (67)       940        873
Recoveries ..........................................................................         -         17         17
Charge-offs .........................................................................        (3)       (49)       (52)
                                                                                         ------     ------     ------
Balance, December 31, 1996 ..........................................................    $1,733     $1,576     $3,309
                                                                                         ======     ======     ======

At December 31, 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $3,636, for which the related allowance for credit loss was $909. The amount of the Company's impaired loans is the result of financing leases being placed on nonaccrual status during the first quarter of 1996. For the fiscal year ended December 31, 1996, the Company recognized interest income on those impaired loans of $83 which was recognized using the cash basis method of income recognition. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $2,755.


(7) REAL ESTATE OWNED

                                      December 31,
                                      ------------
                                      1996   1995
                                      ----   ----
Real estate owned ..................   $37   $52
Allowance for possible losses.......     -     -
                                       ---   ---
                                       $37   $52
                                       ===   ===

Activity with respect to the allowance for possible losses on real estate owned is summarized as follows:

                                                                   Year ended December 31,
                                                                   -----------------------
                                                                    1996     1995     1994
                                                                   -----     ----     ----
Balance at beginning of year ..................................    $   -     $ 15     $  4
Allowance associated with  acquisition of Economy Savings......        -        -        3
Provision .....................................................        8       12       14
Recoveries ....................................................        -        -        -
Charge-offs ...................................................       (8)     (27)      (6)
                                                                   -----     ----     ----
Balance at end of  year .......................................    $   -     $  -     $ 15
                                                                   =====     ====     ====

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------


(8) FEDERAL HOME LOAN BANK ("FHLB") STOCK

ESB is a member of the FHLB System. As a member, ESB maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 1% of its outstanding home loans or 5% of its outstanding notes payable to the FHLB of Pittsburgh, whichever is greater, as calculated on a monthly basis.


(9) OFFICE PROPERTIES AND EQUIPMENT

                                                   DECEMBER 31,
                                                 ---------------
                                                  1996     1995
                                                 ------   ------
Land .........................................   $  945   $  862
Office buildings and improvements ............    3,584    3,506
Furniture, fixtures and equipment ............    3,075    2,985
Leasehold improvements .......................      391      390
                                                  7,995    7,743
                                                 ------   ------
Less accumulated depreciation and amortization    5,255    4,902
                                                 ------   ------
Office properties and  equipment, net ........   $2,740   $2,841
                                                 ======   ======

Depreciation and amortization expense for the years ended December 31, 1996, 1995 and 1994, were $402, $422 and $356, respectively.

Certain branch office premises are leased under operating lease agreements expiring no later than October 31, 2007. Minimum annual rentals are as follows:

                FISCAL YEAR ENDING
                    DECEMBER 31,                          AMOUNT
                ------------------                       --------
                        1997                              $  73
                        1998                                 71
                        1999                                 26
                        2000                                 16
                        2001                                 16
                        Thereafter                          105
                                                           ----
                                                           $307
                                                           ====

Rent expense for the years ended December 31, 1996, 1995 and 1994, was $73, $76 and $74, respectively.


(10) SAVINGS DEPOSITS

                                                                     DECEMBER 31, 1996                   DECEMBER 31, 1995
                                                           ---------------------------------     ---------------------------------
                                                           WEIGHTED                  PERCENT     WEIGHTED                  PERCENT
                                                            AVERAGE                    OF         AVERAGE                    OF
                                                             COST        AMOUNT     DEPOSITS       COST         AMOUNT    DEPOSITS
                                                           --------     --------    --------     --------       ------    --------
Balance by type:
   NOW accounts:
       Noninterest bearing.................................     -       $  5,082       1.5%           -        $  3,776      1.1%
       Interest bearing....................................  0.98%        22,334       6.7         0.96%         20,791      6.1
   Passbook and club accounts .............................  2.31         56,849      17.1         2.41          60,850     18.0
   Money market demand accounts............................  3.79         58,624      17.6         3.92          57,920     17.1
                                                                        --------     -----                     --------    -----
                                                                         142,889      42.9                      143,337     42.3
                                                                        --------     -----                     --------    -----

   Jumbo certificates of deposit ..........................  5.74         17,516       5.3         5.98          19,587      5.8
   Fixed rate certificates ................................  5.82        135,967      40.8         6.00         140,480     41.5
   Money market certificates ..............................  5.09         36,517      11.0         5.09          35,090     10.4
                                                                        --------     -----                     --------    -----
                                                                         190,000      57.1                      195,157     57.7
                                                                        --------     -----                     --------    -----
                                                                        $332,889     100.0%                    $338,494    100.0%
                                                                        ========     =====                     ========    =====

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

As of December 31, 1996, certificate of deposit accounts mature as follows:

                                                   PERCENT
                                       AMOUNT    OF DEPOSITS
                                       ------    -----------

Within one year ...................   $121,841      36.6%
After one year through two years ..     35,246      10.6
After two years through three years     12,553       3.8
Thereafter ........................     20,360       6.1
                                      --------      ----
                                      $190,000      57.1%
                                      ========      ====

The Company had a total of approximately $34,142 in deposits of $100 or more at December 31, 1996.

Interest expense by deposit category is as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------
                                                                    1996              1995             1994
                                                                  -------           -------          -------
NOW accounts....................................................  $   199           $   195          $   368
Passbook and club accounts......................................    1,673             1,881            1,829
Money market demand accounts ...................................    2,229             1,883            1,386
Jumbo certificates of deposit ..................................      767             1,055              408
Fixed rate certificates.........................................    7,743             7,824            5,940
Money market certificates.......................................    1,799             1,843            1,234
                                                                  -------           -------          -------
                                                                  $14,410           $14,681          $11,165
                                                                  =======           =======          =======

Interest expense on advances from borrowers for taxes and insurance accounts was $18, $40 and $33 for the years ended December 31, 1996, 1995 and 1994, respectively.


(11) BORROWED FUNDS

                                                                                      DECEMBER 31, 1996         DECEMBER 31, 1995
                                                                                   -----------------------   ----------------------
                                                                                   WEIGHTED                  WEIGHTED
                                                                                    AVERAGE                   AVERAGE
                                                                                     RATE          AMOUNT      RATE         AMOUNT
                                                                                   --------      ---------   ---------    ---------
   Secured notes payable to the
   Federal Home Loan Bank of Pittsburgh:
       Due within 12 months.....................................................    6.172%       $ 158,335     6.072%     $ 133,940
       Due beyond 12 months but within 5 years..................................    5.976          135,721     6.301        113,129
       Due beyond 5 years but within 10 years ..................................    8.818            1,072     9.169            967
       Due beyond 10 years.......................................................   6.608              394     8.472            350
                                                                                                 ---------                ---------
                                                                                                   295,522                  248,386

   Treasury tax and loan note payable............................................                      223                       86
   Reverse repurchase agreements.................................................   5.580           13,450     5.880         11,000
                                                                                                 ---------                ---------
                                                                                                 $ 309,195                $ 259,472
                                                                                                 =========                =========

The notes payable to the FHLB of Pittsburgh are secured by the Savings Bank's stock in the FHLB of Pittsburgh, qualifying residential mortgage loans and other mortgage-backed securities to the extent that the fair market value of such pledged collateral must be at least equal to the notes payable outstanding.

ESB has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax and loan depository. Under the terms of a note agreement, funds deposited to the Company's treasury tax and loan account (limited to $150) accrue interest at a rate of 1/4 of 1% below the overnight federal funds rate.

Interest expense on FHLB notes payable was $17,355, $14,893 and $10,660 and on the reverse repurchase agreements $788, $601 and $296 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated statement of financial condition. The dollar amount of securities underlying the agreements remain in the asset account. The securities sold under agreement to repurchase are

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------


collateralized by various securities that are either held in safekeeping by the FHLB of Pittsburgh or delivered to the dealer who arranged the transaction. The market value of such securities exceeds the value of the securities sold under agreements to repurchase.

At December 31, 1996, these agreements had a weighted average interest rate of 5.58% and matured within two months. Short-term borrowings under repurchase agreements averaged $14,110 and $9,814 during 1996 and 1995, respectively. The maximum amount outstanding at any month-end was $15,810 and $11,400 during 1996 and 1995, respectively. At December 31, 1996, short-term borrowings under agreements to repurchase securities sold are summarized as follows:

                                                                                                             COLLATERAL
                                                                                                    -----------------------------
                                                                                                        U.S. GOVERNMENT AND
                                                                                    WEIGHTED         FEDERAL AGENCY OBLIGATIONS
                                                                 REPURCHASE         AVERAGE         -----------------------------
                                                                 LIABILITY           RATE           BOOK VALUE       MARKET VALUE
                                                                 ---------           ----           ----------       ------------

Within 60 Days...............................................      $13,450           5.58%            $14,057         $14,135


(12) INCOME TAXES

On August 20, 1996, President Clinton signed legislation which eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. This new legislation also requires a thrift to generally recapture the excess of its current tax reserves in excess of its 1987 base year reserves. As the Savings Bank has previously provided deferred taxes on this amount, no financial statement tax expense should result from this new legislation.

The provision for income tax expense consisted of:

                                                                                                      YEAR ENDED DECEMBER 31,
                                                                                           ----------------------------------------
                                                                                            1996               1995            1994
                                                                                            ----               ----            ----
Federal:
    Current ............................................................................   $1,030             $1,687         $1,681
    Deferred............................................................................     (498)                 9            379
State:
    Current ............................................................................      171                271            401
                                                                                           ------             ------         ------
                                                                                           $  703             $1,967         $2,461
                                                                                           ======             ======         ======


In addition to income taxes applicable to income before taxes, the following income tax benefits (expense) were recorded:

                                                                                                             1996             1995
                                                                                                             ----             ----
Stockholders' equity for the tax effect
    of unrealized net (gain) loss on securities available for sale .......................................  $  559          $(2,034)

Stockholders' equity for compensation expense for tax purposes in excess
    of amounts recognized for financial statement purposes ...............................................     409                -
                                                                                                            ------          -------
                                                                                                            $  968          $(2,034)
                                                                                                            ======          =======


The actual income tax expense for 1996, 1995 and 1994 differs from the "expected" income tax expense for those years computed by applying the applicable statutory U. S. federal corporate tax rate to income before income taxes (pretax income), as follows:

                                                                                                   PERCENT OF PRETAX INCOME
                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                           ---------------------------------------
                                                                                           1996               1995            1994
                                                                                           ----               ----            ----
Federal statutory rate..................................................................   34.0%              34.0%           34.0%
Tax free interest, net of interest disallowance ........................................  (23.1)              (4.7)           (0.6)
State income tax expense, net of federal income tax ....................................    3.2                3.0             4.2
Goodwill................................................................................    3.4                2.0             1.5
Other items, net .......................................................................    2.4               (1.2)           (0.2)
                                                                                           ----               ----            ----
    Reported rate.......................................................................   19.9%              33.1%           38.9%
                                                                                           ====               ====            ====

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities for 1996 and 1995 are as follows:

                                                                                            1996              1995
                                                                                            ----              ----
                  DEFERRED TAX ASSETS

                  Loan loss reserves ...................................................    $ 250             $   -
                  Net loan origination fees.............................................       54                17
                  Reserve for uncollected interest .....................................       31                12
                  Fixed assets..........................................................       71                12
                  Minimum tax credit carry forward .....................................      262                 -
                  Other ................................................................      107               262
                                                                                            -----             -----
                  Gross deferred tax assets.............................................      775               303
                  Valuation allowance ..................................................        -                 -
                                                                                            -----             -----
                  Gross deferred tax asset net of
                      valuation allowance...............................................      775               303
                                                                                            -----             -----
                  DEFERRED TAX LIABILITIES

                  Accretion of bond discount............................................       21                19
                  Loan loss reserves....................................................        -                16
                  Other ................................................................      196               208
                  Investment securities available for sale .............................       70               629
                                                                                            -----             -----
                  Gross deferred tax liabilities........................................      287               872
                                                                                            -----             -----

                  Net deferred tax asset (liability)....................................    $ 488             $(569)
                                                                                            =====             =====

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and to lesser extent, future taxable income.

The minimum tax credit carry forward of $262 is available for use in future years when the Company's regular tax liabilities exceeds its alternative minimum tax liability. This credit cannot reduce a taxpayer's regular tax below its alternative minimum tax liability. The credit can be carried forward indefinitely.

(13) RETAINED INCOME

SFAS No. 109 treats tax basis bad debt reserves established after 1987 as temporary differences on which income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $12 million of balances for ESB in retained income at December 31, 1995 (the most recent date for which a tax return has been filed) represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not expected), the amount will be subject to federal income tax at the current corporate rate.

(14) EMPLOYEE BENEFIT PLANS

RETIREMENT SAVINGS PLAN

Effective May 15, 1995, Ellwood Federal and Economy Savings retirement savings plans were terminated and merged into a new plan called PennFirst Bancorp, Inc. Retirement Savings Plan ("Plan"). The terms of the Plan are as follows: (1) employees payroll deductions for deposit are matched by the Bank up to 6% of the employee contributions; (2) the Savings Bank matches 100% of the first 1% of employee contributions, and the remaining 2% through 6% is matched at 50%; and (3) the employee is allowed to contribute up to 15% of his or her compensation in the Plan. In 1996, 1995 and 1994, the Company recognized $102, $102 and $92, respectively, of expense related to the Plan.

STOCK OPTION PLANS

The Company maintains a stock option plan for its directors, officers and other selected key employees who are deemed to be responsible for the future growth of the Company. The Company has a total of 77,713 shares remaining to be granted under the original 1990 plan.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
-------------------------------------------------------------------------------

The Company later adopted and the stockholders approved a 1992 Stock Incentive Plan. The Company had a total of 161,740 options approved under the 1992 Plan. The Company has granted all of the options under the 1992 Plan.

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's Incentive Stock Option Plans have authorized the grant of options to management personnel for up to 44,100 and 47,901 shares of the Company's common stock for the years ended December 31, 1995 and 1996, respectively. All options granted have ten year terms and vest and become fully exercisable at the end of six months from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumption for 1995 and 1996, respectively: risk-free interest rates of 6.7% and 6.8%; dividend yields of 2.8% and 2.8%; volatility factors of the expected market price of the Company's common stock of 27% and 25%; and a weighted-average expected life of the option of seven years.

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, options valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                                     December 31,
                                                                                  ------------------
                                                                                   1996        1995
                                                                                  ------      ------
                  Pro forma net income............................................$2,708      $3,852

                  Pro forma earnings per share:

                      Primary.....................................................$ 0.68      $ 0.91

                      Fully diluted...............................................$ 0.68      $ 0.91

Stock option activity under the plans was as follows:-

                                                                                                        WEIGHTED-AVERAGE
                                                                                  OPTIONS               EXERCISE PRICE
                                                                                  -------               --------------
                  Outstanding at December 31, 1993 ............................   222,681                    $5.24
                      Granted .................................................    39,700                    13.75
                      Exercised ...............................................    (1,592)                    9.15
                      Expired .................................................         -                        -
                      Increase due to 20% stock split .........................    52,147                     5.43
                                                                                  -------
                  Outstanding at December 31, 1994 ............................   312,936                     5.43
                      Granted..................................................    44,100                    13.06
                      Exercised................................................   (13,000)                    4.96
                      Expired..................................................      (600)                   11.45
                                                                                  -------
                  Outstanding at December 31, 1995.............................   343,436                     6.41
                      Granted..................................................    47,901                    13.00
                      Exercised ...............................................  (146,685)                    4.57
                      Expired .................................................         -                        -
                                                                                  -------
                  Outstanding at December 31, 1996 ............................   244,652                    $8.81
                                                                                  =======

Weighted-average fair value of options granted during the years 1996, 1995 and 1994 was $3.86, $4.00 and $4.13, respectively.

These options expire at various dates through July 1, 2006. Option prices in the above table have been restated to reflect all stock splits.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

The following table summarizes the characteristics of stock options outstanding at December 31, 1996:

                                                                    OUTSTANDING AND EXERCISABLE
                                                      ------------------------------------------------------
                  EXERCISE PRICE                      SHARES                  LIFE(1)         EXERCISE PRICE
                  --------------                      ------                  -------         --------------
                  $ 3.84                              92,021                   3.5                $ 3.84
                  $ 7.62                              22,680                   5.3                $ 7.62
                  $11.45                              41,100                   7.5                $11.45
                  $13.00                              47,701                   9.5                $13.00
                  $13.06                              41,150                   8.5                $13.06
                                                     -------
                                                     244,652                   6.4                $ 8.81
                                                     =======                   ===                ======

                  (1)  Weighted average contractual life remaining in years.

At December 31, 1995, 343,436 options were exercisable at an average exercise price of $6.41. At December 31, 1994, 312,936 options were exercisable at an average exercise price of $5.43.


EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The Savings Bank has maintained an employee stock ownership plan to provide the opportunity for substantially all employees of the Savings Bank to become stockholders of the Company. On October 1, 1995, the Economy Savings ESOP was merged with and into Ellwood Federal's ESOP and the name was subsequently changed to PennFirst Bancorp, Inc. ESOP.

The ESOP was funded in 1990 with a loan from a third party to purchase 65,688 (adjusted for stock splits) shares of stock. The loan was reflected as a liability to the Savings Bank with a corresponding reduction of stockholders' equity. During 1994, the ESOP loan was paid off and funded internally. The Savings Bank recognized an expense and contributed $56, $65 and $75 in 1996, 1995 and 1994, respectively, to the ESOP, which was used to make debt service payments. At December 31, 1996, 16,542 ESOP shares were unallocated. Participants in the plan are all employees who have met minimum service and age requirements.

During 1996 and 1995, 10,823 and 17,522, respectively, of ESOP shares were purchased. These purchases amounted to $146 in 1996 and $232 in 1995, and were funded internally. The Savings Bank recognized an expense of $171 and $136 from 12,969 and 10,446 shares that were committed to be released in 1996 and 1995 at an average fair value of $13.18 and $13.00 per share. Unallocated ESOP shares at December 31, 1996 amounted to 85,714 shares with a total fair value of $1.2 million. Dividends received on unallocated ESOP shares in 1996 amounted to $81.


MANAGEMENT RECOGNITION PLAN (MRP)

The Board of Directors of ESB adopted and the stockholders approved a MRP in 1990. In November 1990, the Trust purchased with funds from ESB 14,929 shares of stock at a price of $4.44 per share (adjusted for stock splits). In November 1990, these shares were awarded to three executive officers of ESB. The shares granted under the MRP are in the form of restricted stock and are payable over a five-year period with 20% of the shares being earned annually. All shares were earned as of December 31, 1995.



(15)  STOCK SPLITS

The Board of Directors of PennFirst has declared two six-for-five stock splits on the following dates:

                 RECORD DATE               PAYMENT DATE              STOCK SPLIT             OUTSTANDING SHARES
                 -----------               ------------              -----------             ------------------
                 December 31, 1993         January 24, 1994              20%                       2,739,756
                 December 31, 1994         January 25, 1995              20%                       4,349,786

An amount equal to the par value of the shares issued has been transferred from additional paid-in-capital to the common stock account. All share and per share data have been restated for all periods presented to reflect the stock splits.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(16)  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                        1996
                                                                                 -------------------------------------------------
                                                                                  FIRST        SECOND          THIRD       FOURTH
                                                                                 QUARTER       QUARTER        QUARTER      QUARTER
                                                                                 -------       -------        -------      -------
Total interest income.........................................................   $11,229       $11,625        $11,913      $11,970
Total interest expense........................................................     7,833         8,044          8,364        8,388
                                                                                 -------       -------        -------      -------
Net interest income ..........................................................     3,396         3,581          3,549        3,582
Provision for possible losses on loans........................................       285             -            396          192
                                                                                 -------       -------        -------      -------
Net interest income after provision for possible losses on loans..............     3,111         3,581          3,153        3,390
Total noninterest income......................................................       231           211            198          193
Total noninterest expense.....................................................     1,890         2,177          4,240        2,228
                                                                                 -------       -------        -------      -------
Income (loss) before taxes ...................................................     1,452         1,615           (889)       1,355
                                                                                 -------       -------        -------      -------
Income tax  ..................................................................       437           530           (603)         339
                                                                                 -------       -------        -------      -------
Net income (loss).............................................................   $ 1,015       $ 1,085        $  (286)     $ 1,016
                                                                                 =======       =======        =======      =======

Primary and fully diluted earnings (loss) per share...........................   $   .25       $   .27        $  (.07)     $   .26


                                                                                                         1995
                                                                                 -------------------------------------------------
                                                                                  FIRST         SECOND          THIRD      FOURTH
                                                                                 QUARTER        QUARTER        QUARTER     QUARTER
                                                                                 -------        -------        -------     -------
Total interest income.........................................................   $10,695       $10,922        $11,045      $11,521
Total interest expense........................................................     7,150         7,479          7,769        7,821
                                                                                 -------       -------        -------      -------
Net interest income ..........................................................     3,545         3,443          3,276        3,700
Provision (recoveries) for possible losses on loans...........................        (1)            6             14           (6)
                                                                                 -------       -------        -------      -------
Net interest income after provision (recoveries) for possible losses on loans      3,546         3,437          3,262        3,706
Total noninterest income......................................................       228           263            217          238
Total noninterest expense.....................................................     2,206         2,112          2,011        2,633
                                                                                 -------       -------        -------      -------
Income before taxes ..........................................................     1,568         1,588          1,468        1,311
                                                                                 -------       -------        -------      -------
Income tax  ..................................................................       593           593            522          259
                                                                                 -------       -------        -------      -------
Net income....................................................................   $   975       $   995        $   946      $ 1,052
                                                                                 =======       =======        =======      =======

Primary and fully diluted earnings per share..................................   $   .22       $   .24        $   .23      $   .26

Quarterly earnings per share data may vary from annual earnings per share data due to rounding.


(17) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Savings Bank had commitments to extend credit at December 31, 1996 and 1995. Commitments to extend credit involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Savings Bank uses the same credit policies in making commitments as they do for on-balance-sheet instruments.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                                                        CONTRACT AMOUNT AT DECEMBER 31,
                                                                                        -------------------------------
                                                                                            1996              1995
                                                                                            ----              ----
         Financial instruments whose contract amounts represent credit risk:
           Commitments to extend credit:
               First mortgage loans:
                   Variable-rate........................................................$   6,972         $  6,758
                   Fixed-rate (7.51% and 7.92%
                   for 1996 and 1995, respectively*)....................................    1,427              502
               Other loans:
                   Variable-rate........................................................   22,063           12,094
               Mortgage-backed securities...............................................    8,674                -
               Investment securities....................................................        -              497

                  *  Weighted Average

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, real estate, and income-producing commercial properties.



(18)  CONCENTRATION OF CREDIT RISK

The Savings Bank is primarily engaged in attracting retail deposits from the general public and using such deposits to originate loans (primarily single-family residential loans). The Savings Bank conducts business from nine offices in Lawrence, Beaver, Butler and Allegheny counties, located in western Pennsylvania and primarily lends in these geographical areas. The Savings Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements, but estimates approximately 70% of its loans are located within these counties of western Pennsylvania.



(19) PENNFIRST BANCORP, INC. (PARENT COMPANY ONLY)

The condensed financial statements of the Parent Company are as follows:

                 CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                                                                  DECEMBER 31,
                                                                                                           ------------------------
                                                   ASSETS                                                    1996              1995
                                                                                                             ----              ----
Mortgage-backed securities available for sale, at market (cost of $834 at December 31, 1995)...........     $     -         $   815
Interest-earning deposits in other institutions .......................................................         504             557
Investment in subsidiaries ............................................................................      67,996          65,422
Other assets ..........................................................................................         593             363
                                                                                                            -------         -------
    Total assets.......................................................................................     $69,093         $67,157
                                                                                                            =======         =======

                                   LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts due to affiliates..............................................................................     $17,150         $11,500
Accrued expenses and other liabilities.................................................................         400             731
Stockholders' equity...................................................................................      51,543          54,926
                                                                                                            -------         -------
    Total liabilities and stockholders' equity.........................................................     $69,093         $67,157
                                                                                                            =======         =======

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                        CONDENSED STATEMENTS OF INCOME

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                             ---------------------------------------
                                                                                             1996              1995             1994
                                                                                             ----              ----             ----
Income:

   Mortgage-backed securities held to  maturity..........................................  $    -            $   43          $   51
   Mortgage-backed securities available for sale.........................................     138                18              10
   Investment securities held to maturity................................................      32               192             116
   Management fees ......................................................................     576             1,500              75
   Other.................................................................................       -                 4              (2)
   Equity in undistributed earnings of subsidiaries......................................   3,405             3,581           4,003
                                                                                           ------            ------          ------
       Total income......................................................................   4,151             5,338           4,253
                                                                                           ------            ------          ------
Expense:
   Interest expense on borrowed funds....................................................     878               724             303
   Personnel costs.......................................................................     756               470             139
   Other.................................................................................      46                11              28
                                                                                           ------            ------          ------
       Total expense....................................................................    1,680             1,205             470
                                                                                           ------            ------          ------
       Income before income taxes........................................................   2,471             4,133           3,783
                                                                                           ------            ------          ------
Income tax provision (benefit)...........................................................    (359)              165             (76)
                                                                                           ------            ------          ------
       Net income........................................................................  $2,830            $3,968          $3,859
                                                                                           ======            ======          ======


                      CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                           ----------------------------------------
                                                                                             1996             1995            1994
                                                                                             ----             ----            ----
Cash flows from operating activities:
   Net Income............................................................................  $2,830            $3,968          $3,859
   Adjustments to reconcile net income to
       net cash provided by operating activities:
       (Increase) decrease in other assets...............................................    (230)             (309)             19
       Increase (decrease) in other liabilities..........................................    (331)              174             289
       Equity in undistributed earnings of subsidiaries..................................  (3,405)           (3,581)         (4,003)
       Decrease (increase) in investment in subsidiaries.................................     372             3,379          (7,452)
       Other.............................................................................     150                72            (104)
                                                                                           ------            ------          ------
Net cash provided (used) by operating activities.........................................    (614)            3,703          (7,392)
                                                                                           ------            ------          ------
Cash flows from investing activities:
   Purchases of:
       Mortgage-backed securities available for sale.....................................       -            (2,161)              -
   Principal repayments of:
       Mortgage-backed securities held to maturity.......................................       -                72             427
       Mortgage-backed securities available for sale.....................................     554                68               -
       Investment securities held to maturity............................................       -             2,000               -
   Proceeds from sale of mortgage-backed securities available for sale...................       -                -              468
                                                                                           ------            ------          ------
Net cash provided (used) by investing activities.........................................     554               (21)            895
                                                                                           ------            ------          ------
Cash flows from financing activities:
   Net increase in amounts due to affiliates.............................................   5,650             2,612           8,715
   Cash dividends paid on common stock ..................................................  (3,400)           (1,489)         (1,238)
   Proceeds received from the exercise of stock options..................................     671                64              15
   Additional stock purchased by ESOP....................................................    (146)             (232)         (1,000)
   Purchase of treasury stock ...........................................................  (2,983)           (4,866)           (220)
   Principal repayment of ESOP loan......................................................     215               215             130
                                                                                           ------            ------          ------
Net cash provided (used) by financing activities ........................................       7            (3,696)          6,402
                                                                                           ------            ------          ------
Net decrease in cash and cash equivalents................................................     (53)              (14)            (95)
Cash and cash equivalents at beginning of year ..........................................     557               571             666
                                                                                           ------            ------          ------
Cash and cash equivalents at end of year.................................................  $  504            $  557          $  571
                                                                                           ======            ======          ======

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(20)  ACQUISITION

On March 25, 1994 the Company completed its acquisition of ESB Bancorp, Inc. pursuant to which ESB Bancorp, Inc. was merged with and into PennFirst Bancorp. As a result of the merger, Economy Savings, formerly a wholly owned subsidiary of ESB Bancorp, Inc., operated as a wholly owned subsidiary of PennFirst. Under the terms of the merger each shareholder of ESB Bancorp, Inc. received $27.00 in cash or 1.62 shares of PennFirst common stock for each share of ESB Bancorp, Inc. common stock owned and had the option of receiving either all cash, all stock or a combination thereof subject to certain limitations.

As a result of the acquisition, PennFirst acquired $147.2 million in assets, including total loans of $65.0 million, and total liabilities of $121.3 million, including $114.2 million in deposits. The acquisition was accounted for under the purchase method of accounting. The operations of Economy Savings for the nine months ended December 31, 1994 were included in the income statement of PennFirst. As a result of the purchase accounting utilized in the acquisition, PennFirst recorded an intangible asset of $5.4 million, which will be amortized on a straight line basis over a fifteen year period. The gross purchase price of all the outstanding common stock of ESB Bancorp, Inc. was $26.0 million. PennFirst issued approximately 1.1 million shares with respect to the acquisition (adjusted for a six-for-five stock split).




(21) FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS No. 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Condition as of December 31, 1996 and 1995, respectively. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The carrying amounts reported in the Consolidated Statement of Financial Condition approximate fair value for the following financial instruments: cash, interest-earning deposits with other institutions, federal funds sold, FHLB Stock and all savings deposits except certificate of deposits.

The estimated fair value of investment and mortgage-backed securities were valued below the net carrying value at December 31, 1996 by $233 and $2,406, respectively. At December 31, 1995 the estimated fair value of investment securities exceeded the net carrying value by $159. The estimated fair value of mortgage-backed securities were valued below the net carrying value at December 31, 1995 by $1,367. Estimated fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Refer to notes 2 through 5 of the financial statements for the detail on breakdowns by type of investment products.

The estimated fair value of loans exceeded the net carrying value by $1.5 million and $2.5 million at December 31, 1996 and 1995, respectively. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. The fair value of performing loans, except one-to-four family residential mortgage loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing one-to-four family residential mortgage loans, fair value is estimated by using secondary market pricing sources. The fair value reflects market prepayments estimates. The estimated fair value for nonperforming loans is the "as is" appraised value of the underlying collateral.

The fair market value of loan commitments at December 31, 1996 and 1995 was equal to the carrying value of the commitments on those dates.

The carrying amounts and estimated fair values of certificate of deposits at December 31, 1996 and 1995 are as follows:

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                  1996              1995
                                                                                  ----              ----
                  Certificate of deposits:
                      Carrying amount........................................   $190,000          $195,157
                      Estimated fair value...................................    191,768           197,371

The carrying amounts of noninterest-bearing demand accounts, interest-bearing NOW and MMDA accounts, passbook and club accounts approximate their fair values. Fair values of certificate of deposits are based on the discounted value of contractual cash flows. The discount rate is estimated using average market rates currently offered for deposits of similar remaining maturities.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

The carrying amounts and estimated fair values of advances and other borrowings at December 31, 1996 and 1995 are as follows:

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                  1996              1995
                                                                                  ----              ----
                  Advances and other borrowings:
                      Carrying amount ......................................... $309,195          $259,472
                      Estimated fair value ....................................  309,964           261,320

The fair value of FHLB advances and other borrowings are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for advances of similar remaining maturities. For adjustable-rate borrowings, the carrying amount will approximate the estimated fair value because of the frequent repricing characteristics.

The estimated fair value and net carrying value of the Company's interest rate cap contracts were $321 and $334 at December 31, 1996 and $20 and $91 at December 31, 1995. The estimated fair value and net carrying value of the Company's interest rate floor contracts were $77 and $60 at December 31, 1996. Estimated fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.


LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Some other significant assets and liabilities that are not considered financial assets or liabilities include office properties and equipment.



(22) STOCKHOLDERS' EQUITY

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators, that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain amounts and ratios (set forth in the table below) of core capital (as defined in the regulations), tangible capital (as defined in the regulations) and risk-based capital (as defined in the regulations). As of December 31, 1996, the Savings Bank met all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the OTS categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Savings Bank must maintain minimum core, tangible and risked-based capital as set forth in the table. There are no conditions or events since that notification that management believes have changed the Savings Bank's category. The following table sets forth certain information concerning the Savings Bank's regulatory capital.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                             DECEMBER 31, 1996                         DECEMBER 31, 1995
                                                 --------------------------------------     --------------------------------------

                                                 TANGIBLE        CORE        RISK-BASED      TANGIBLE        CORE       RISK-BASED
                                                  CAPITAL       CAPITAL        CAPITAL        CAPITAL       CAPITAL       CAPITAL
                                                 --------      ---------      ---------     ---------      ---------     ---------
Equity Capital (1).............................  $ 46,453      $  46,453      $  46,453     $  44,541      $  44,541     $  44,541
Non allowable-intangible assets................    (5,120)        (5,120)        (5,120)       (5,077)        (5,077)       (5,077)
Unrealized securities gains....................      (116)          (116)          (116)       (1,058)        (1,058)       (1,058)
General valuation allowances (2)...............         -             -           2,890             -              -         2,410
                                                 --------      ---------      ---------     ---------      ---------     ---------
Total regulatory capital.......................    41,217         41,217         44,107        38,406         38,406        40,816
Minimum required regulatory capital............    10,116         20,231         18,498         9,462         18,923        16,848
                                                 --------      ---------      ---------     ---------      ---------     ---------
Excess regulatory capital......................  $ 31,101      $  20,986      $  25,609     $  28,944      $  19,483     $  23,968
                                                 ========      =========      =========     =========      =========     =========


Regulatory capital as a percentage (3).........      6.11%          6.11%         19.08%         6.09%          6.09%        19.38%
Minimum regulatory capital requirement
    as a percentage ...........................      1.50%          3.00%          8.00%         1.50%          3.00%         8.00%
                                                     ----           ----          -----          ----           ----         -----
Excess regulatory capital as a
    percentage ................................      4.61%          3.11%         11.08%         4.59%          3.09%        11.38%
                                                     ====           ====          =====          ====           ====         =====

Minimum required capital percentage
    to be well capitalized under
    prompt corrective action provisions........      5.00%          6.00%         10.00%         5.00%          6.00%        10.00%
                                                     ====           ====          =====          ====           ====         =====

(1) Represents equity capital of the Savings Bank as reported to the OTS.

(2) Limited to 1.25% of risk adjusted total assets.

(3) Tangible capital and core capital are calculated as a percentage of adjusted total assets of $674,369 and $630,782 at December 31, 1996 and 1995, respectively. Risk-based capital is calculated as a percentage of adjusted risk-weighted assets of $231,221 and $210,599 at December 31, 1996 and 1995, respectively.


(23) AGREEMENT AND PLAN OF REORGANIZATION

On September 16, 1996, the Company entered into an Agreement and Plan of Reorganization with Troy Hill Bancorp, Inc. ("THBC"), pursuant to which THBC shall be merged with and into the Company with the Company as the surviving corporation.

Under the terms of the agreement each shareholder of THBC will receive $21.15 for each share of THBC Common Stock owned and have the option of receiving either all cash or all stock. The Company is still awaiting shareholder and regulatory approval but anticipates closing the transaction by March 31, 1997.

At December 31, 1996, THBC had total consolidated assets of $102.6 million, total consolidated liabilities of $84.2 million, including total consolidated deposits of $53.3 million and total consolidated stockholders' equity of $18.5 million. THBC reported net income of $308 and $360 for the three and six months ended December 31, 1996, respectively.


(24) CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting with their legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the accompanying consolidated financial statements.

-------------------------------------------------------------------------------
AUDITORS' REPORT
-------------------------------------------------------------------------------


[KPMG PEAT MARWICK LLP LETTERHEAD]

    The Board of Directors and Stockholders
    PennFirst Bancorp, Inc.
    Ellwood City, Pennsylvania


    We have audited the accompanying consolidated statements of financial condition of PennFirst Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PennFirst Bancorp, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                       /s/ KPMG PEAT MARWICK LLP

                                       KPMG Peat Marwick LLP

    Pittsburgh, Pennsylvania
    January 23, 1997

-------------------------------------------------------------------------------
STOCK INFORMATION
-------------------------------------------------------------------------------

PennFirst's common stock is traded in the Over-the-Counter market and quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol "PWBC". The bid and ask quotations for the common stock on January 3, 1997 were:


                                           BID                                           ASK
                                           ---                                           ---
                                         $13.50                                         $14.50

The following table sets forth the high and low market prices for the periods indicated:

                                                                                        MARKET PRICE
                                                                                  ------------------------

                           QUARTER ENDED 1994                                      HIGH               LOW
                           ------------------                                      ----               ---
                           March 31....................................           $15.21            $12.08
                           June 30.....................................            13.13             11.46
                           September 30................................            12.92             11.67
                           December 31.................................            13.25             11.25

                           QUARTER ENDED 1995                                      HIGH               LOW
                           ------------------                                      ----               ---
                           March 31....................................           $14.13            $12.75
                           June 30.....................................            13.75             12.50
                           September 30................................            13.75             12.75
                           December 31.................................            13.50             12.00

                           QUARTER ENDED 1996                                      HIGH               LOW
                           ------------------                                      ----               ---
                           March 31....................................           $13.25            $11.88
                           June 30.....................................            13.75             12.00
                           September 30 ...............................            14.75             13.00
                           December 31.................................            14.25             13.50



On September 18, 1990, the Board of Directors of Ellwood Federal (the predecessor to PennFirst and ESB Bank) declared a regular quarterly cash dividend for the quarter ended September 30, 1990. Thereafter cash dividends have been reviewed, determined and paid on a quarterly basis. PennFirst intends to continue to pay quarterly cash dividends subject to determination and declaration by the Board of Directors, which will take into account the Company's financial condition and results of operations, tax considerations, industry standards, economic conditions and other factors, including certain regulatory restrictions. During the past three years, PennFirst has paid cash dividends on the following dates:

                                                                                             CASH DIVIDENDS
                              RECORD DATE                        PAYMENT DATE                  PER SHARE
                              -----------                        ------------                  ---------
                           April 7, 1994                      April 25, 1994                     $.075
                           July 5, 1994                       July 25, 1994                       .075
                           October 5, 1994                    October 25, 1994                    .075
                           December 31, 1994                  January 25, 1995                    .090
                           April 5, 1995                      April 25, 1995                      .090
                           July 5, 1995                       July 25, 1995                       .090
                           September 30, 1995                 October 25, 1995                    .090
                           December 31, 1995                  January 25, 1996                    .090
                           March 31, 1996                     April 25, 1996                      .090
                           May 31, 1996                       June 25, 1996                       .500
                           June 30, 1996                      July 25, 1996                       .090
                           September 30, 1996                 October 25, 1996                    .090
                           December 31, 1996                  January 24, 1997                    .090

All dividend and stock price information has been adjusted to reflect the two six-for-five stock splits.

As of December 31, 1996, the Company had approximately 2,500 stockholders of record. The number of stockholders includes an estimate of the number of persons or entities who held their stock in nominee or "street" name through various brokerage firms or entities.

-------------------------------------------------------------------------------
COMMON STOCK MARKET MAKERS
-------------------------------------------------------------------------------


PennFirst Bancorp, Inc.'s common stock is traded on the Nasdaq National Market System under the symbol "PWBC" by the following market makers:

                  LEGG MASON WOOD WALKER INC.
                  2 Oliver Plaza
                  Pittsburgh, Pa 15222
                  (412) 261-7300

                  HERZOG, HEINE, GEDULD, INC.
                  26 Broadway
                  New York, NY 10004
                  (212) 908-4000

                  SANDLER O'NEILL & PARTNERS, L.P.
                  2 World Trade Center
                  104th Floor
                  New York, NY 10048
                  1-800-635-6851

                  RODGERS BROTHERS INC.
                  7 Wood Street
                  7th Floor
                  Pittsburgh, Pa 15222
                  (412) 281-1940

                  RYAN BECK & CO. INC.
                  80 Main Street
                  West Orange, NJ 07052
                  1-800-223-8969



-------------------------------------------------------------------------------
CORPORATE INFORMATION
-------------------------------------------------------------------------------


TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016


PENNFIRST DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Common stock holders may have PennFirst dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a Plan prospectus and authorization card call 1-800-368-5948.


ANNUAL MEETING

The Company's Annual Meeting of Stockholders will be held on April 15, 1997 at 10:00 a.m., Eastern Time, at the Connoquenessing Country Club, R.D. #2, Route 65, Ellwood City, Pennsylvania 16117.


FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to all stockholders of record by writing to:

Frank D. Martz, Senior Vice President of Operations and Secretary
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

-------------------------------------------------------------------------------
BOARD OF DIRECTORS
-------------------------------------------------------------------------------



WILLIAM B. SALSGIVER
Chairman of the Board
Principal of Perry Homes
Zelienople, Pennsylvania

HERBERT S. SKUBA
Vice Chairman of the Board
President & Chief Executive Officer
Ellwood City Hospital
Ellwood City, Pennsylvania

CHARLOTTE A. ZUSCHLAG
President and Chief Executive Officer of the Company and ESB Bank
Ellwood City, Pennsylvania

GEORGE WILLIAM BLANK, JR.
President of George W. Blank Supply Co., Inc.
Ellwood City, Pennsylvania

CHARLES DELMAN
Retired, Chairman of the Board of Economy Savings and ESB Bancorp, Inc.
Aliquippa, Pennsylvania

LLOYD L. KILDOO
Owner, Glenn-Kildoo Funeral Homes
Zelienople, Pennsylvania

MARIO J. MANNA
Tax Collector
Borough of Coraopolis, Pennsylvania

EDMUND C. SMITH
Retired, Works Manager
Armco Steel
Ambridge, Pennsylvania

JEFREY F. WALL
Owner, Walls Lawn & Garden
Ambridge, Pennsylvania


The Board of Directors serves in that capacity for both PennFirst Bancorp, Inc. and ESB Bank with the exception of Messrs. Wall and Manna who serve as directors solely for ESB Bank.



ESB BANK ADVISORY BOARD:

LOUIS R. BORSANI
Retired, Owner
C&L Supermarket
Aliquippa, Pennsylvania

GIBSON E. BROCK
Retired, Manager of Engineering Administration
Jones & Laughlin Steel Corporation
Aliquippa, Pennsylvania

DR. ALLAN GASTFRIEND
Retired, Dentist
Aliquippa, Pennsylvania

WATSON F. MCGAUGHEY, JR.
President, MBI, Inc.
Ambridge, Pennsylvania

DONALD R. MILLER
President
Miller & Sons Chevrolet
Aliquippa, Pennsylvania

JOHN J. SYKA
Owner, John Syka Funeral Home, Inc.
Ambridge, Pennsylvania

-------------------------------------------------------------------------------
OFFICERS
-------------------------------------------------------------------------------

PENNFIRST BANCORP, INC.

WILLIAM B. SALSGIVER
Chairman of the Board

CHARLOTTE A. ZUSCHLAG
President and Chief Executive Officer

CHARLES P. EVANOSKI
Senior Vice President and Chief Financial Officer

ROBERT C. HILLIARD, CPA
Senior Vice President of Audit/Compliance

FRANK D. MARTZ
Senior Vice President of Operations and Secretary

TODD F. PALKOVICH
Senior Vice President of Lending

JOHN T. STUNDA
Senior Vice President of Administration



ESB BANK

WILLIAM B. SALSGIVER
Chairman of the Board

CHARLOTTE A. ZUSCHLAG
President and Chief Executive Officer

ROBERT J. COLALELLA
Senior Vice President

CHARLES P. EVANOSKI
Senior Vice President

ROBERT C. HILLIARD, CPA
Senior Vice President

TERESA KRUKENBERG
Senior Vice President

FRANK D. MARTZ
Senior Vice President

TODD F. PALKOVICH
Senior Vice President

JOHN T. STUNDA
Senior Vice President

JOHN W. DONALDSON, II
Vice President

NORMAN L. GIANCOLA
Vice President

PETER J. GRECO
Vice President

WALTER W. GULLA
Vice President

NANCY A. MOORE
Vice President

RUTH A. AMBROSE
Assistant Vice President

KATHLEEN A. BENDER
Assistant Vice President

CHARLOTTE M. BOLINGER
Assistant Vice President

THOMAS E. CAMPBELL
Assistant Vice President

NANCY A. GLITSCH
Assistant Vice President

DEBORAH S. GOEHRING
Assistant Vice President

RONALD J. MANNARINO
Assistant Vice President

SALLY A. MANNARINO
Assistant Vice President

MARILYN R. MAPLE
Assistant Vice President

LARRY MASTREAN
Assistant Vice President

JOSEPH R. PIGONI
Assistant Vice President

MARK A. PLATZ
Assistant Vice President

JOYCE A. STELLITANO
Assistant Vice President

WAYNE ZERISHNEK
Assistant Vice President

PAMELA K. ZIKELI
Assistant Vice President

-------------------------------------------------------------------------------
OFFICE LOCATIONS
-------------------------------------------------------------------------------

ESB BANK

-    Aliquippa Office
     2301 Sheffield Road
     Aliquippa, PA 15001
     (412) 378-4436

-    Ambridge Office
     506 Merchant Street
     Ambridge, PA 15003
     (412) 266-5002

-    Center Township Office
     (Monaca)
     1207 Brodhead Road
     Monaca, PA 15061
     (412) 774-0332

 -   Coraopolis Office
     900 Fifth Avenue
     Coraopolis, PA 15108
     (412) 264-8862

-    Ellwood City Office
     600 Lawrence Avenue
     Ellwood City, PA 16117
     (412) 758-5584

-    Fox Chapel Office
     1060 Freeport Road
     Pittsburgh, PA 15238
     (412) 782-6500

-    Franklin Township Office
     1314 Zelienople Road
     Ellwood City, PA 16117
     (412) 752-2500

-    New Castle Office
     Route #65
     New Castle, PA 16101
     (412) 654-7781

-    Zelienople Office
     Route #19
     Zelienople, PA 16063
     (412) 452-6500


[MAP]

                            PennFirst Bancorp, Inc.
                              600 Lawrence Avenue
                            Ellwood City, PA 16117

                                                                    APPENDIX B
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-Q

           Quarterly Report Pursuant to Section 13 or 15 (d) of the
                         Securities Exchange Act of 1934


For Quarter Ended: September 30, 1997          Commission File Number: 0-19345






                              PENNFIRST BANCORP, INC.
              (Exact name of registrant as specified in its charter)



                     Pennsylvania                                             25-1659846
--------------------------------------------------------------     ---------------------------------
(State or other jurisdiction of incorporation or organization)     (IRS Employer Identification No.)


          600 Lawrence Avenue, Ellwood City, PA                                  16117
--------------------------------------------------------------     ---------------------------------
           (Address of principal executive offices)                            (Zip Code)


Registrant's telephone number, including area code: (412) 758-5584



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.   X   Yes        No
                                               -----      -----

    Number of shares of common stock outstanding as of October 29, 1997:



      COMMON STOCK, $0.01 PAR VALUE                       5,310,603 SHARES
      -----------------------------                       ----------------
               (Class)                                      (Outstanding)

                            PENNFIRST BANCORP, INC.

                               TABLE OF CONTENTS


                         PART I--FINANCIAL INFORMATION
                         -----------------------------

ITEM 1. FINANCIAL STATEMENTS

        Consolidated Statements of Financial Condition
        as of September 30, 1997 (Unaudited) and December 31, 1996..........   1

        Consolidated Statements of Operations for the three and nine
        month periods ended September 30, 1997 and 1996 (Unaudited).........   2

        Consolidated Statements of Cash Flows for the nine
        months ended September 30, 1997 and 1996 (Unaudited)................   3

        Notes to Consolidated Financial Statements..........................   4

Item 2. Management's Discussion and Analysis
        of Financial Condition and Results of Operations....................   8

Item 3  Quantitative and Qualitative Disclosures about Market Risk..........  16


                        PART II--OTHER INFORMATION

Item 1. Legal Proceedings...................................................  17

Item 2. Changes in Securities...............................................  17

Item 3. Defaults Upon Senior Securities.....................................  17

Item 4. Submission of Matters to a Vote of Security Holders.................  17

Item 5. Other Information...................................................  17

Item 6. Exhibits and Reports on Form 8-K....................................  17

        Signatures..........................................................  18

                       PART I--FINANCIAL INFORMATION

Item 1. Financial Statements

                   PENNFIRST BANCORP, INC. AND SUBSIDIARIES
                Consolidated Statements of Financial Condition
           As of September 30, 1997 (Unaudited) and December 31, 1996
                 (Dollar amounts in thousands, except share data)

                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                          1997          1996
                                                                       (UNAUDITED)
                                                                      -------------  ------------
Assets:
Cash on hand and in banks...........................................    $  2,441       $  1,884
Interest-earning deposits with banks................................       4,023          5,244
Federal funds sold..................................................          49            156
Securities available for sale; cost of $356,316 and $347,924........     360,714        348,129
Securities held to maturity; market value of $86,608 and $93,561....      87,696         96,200
Loans receivable, net...............................................     330,714        216,865
Accrued interest receivable.........................................       5,668          5,557
Federal Home Loan Bank stock........................................      17,254         15,153
Premises and equipment, net.........................................       3,361          2,740
Real estate acquired through foreclosure, net.......................         521             37
Prepaid expenses and other assets...................................       9,909          6,770
                                                                      -------------  ------------

      Total assets..................................................    $822,350       $698,735
                                                                      -------------  ------------
                                                                      -------------  ------------
Liabilities and stockholders' equity:
Liabilities:
  Deposits..........................................................    $394,130       $332,889
  Advance payments by borrowers for taxes and insurance.............       1,717          1,855
  Borrowed funds....................................................     350,661        309,195
  Accrued expenses and other liabilities............................       7,016          3,253
                                                                      -------------  ------------
    Total liabilities...............................................     753,524        647,192
                                                                      -------------  ------------
                                                                      -------------  ------------

Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized; none issued.........................................          --             --
  Common stock, $.01 par value, 10,000,000 shares authorized;
    issued 5,819,808 and 4,753,380; outstanding 5,310,173
    and 4,291,137...................................................          58             48
  Additional paid-in capital........................................      48,595         26,461
  Retained earnings, substantially restricted.......................      26,787         31,990
  Treasury stock, at cost; 509,635 and 462,243 shares...............      (6,630)        (5,956)
  Unearned Employee Stock Ownership Plan shares.....................      (2,659)        (1,136)
  Unvested shares held by Management Recognition Plan...............        (237)            --
  Unrealized gain on securities available for sale, net.............       2,912            136
                                                                      -------------  ------------
    Total stockholders' equity......................................      68,826         51,543
                                                                      -------------  ------------
                                                                      -------------  ------------
      Total liabilities and stockholders' equity....................    $822,350       $698,735
                                                                      -------------  ------------
                                                                      -------------  ------------


See accompanying notes to consolidated financial statements.

                    PENNFIRST BANCORP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
For the three and nine month periods ended September 30, 1997 and 1996 (Unaudited)
                  (Dollar amounts in thousands, except share data)

                                                                  THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                    SEPTEMBER 30,           SEPTEMBER 30,
                                                                ----------------------  ----------------------
                                                                   1997        1996        1997        1996
                                                                ----------  ----------  ----------  ----------
Interest income:
  Loans receivable............................................  $    6,678  $    4,181  $   17,405  $   12,021
  Securities available for sale...............................       5,844       5,957      17,754      17,298
  Securities held to maturity.................................       1,339       1,510       4,201       4,770
  Federal Home Loan Bank stock................................         272         239         777         663
  Deposits with banks.........................................         116          51         283         141
                                                                ----------  ----------  ----------  ----------
    Total interest income.....................................      14,249      11,938      40,420      34,893
                                                                ----------  ----------  ----------  ----------
Interest expense:
  Deposits....................................................       4,335       3,557      12,211      10,863
  Borrowed funds..............................................       5,595       4,806      15,829      13,377
                                                                ----------  ----------  ----------  ----------
    Total interest expense....................................       9,930       8,363      28,040      24,240
                                                                ----------  ----------  ----------  ----------
Net interest income before provision for (recovery of)
  loan losses.................................................       4,319       3,575      12,380      10,653
  Provision for (recovery of) loan losses.....................          (4)        396         796         681
                                                                ----------  ----------  ----------  ----------
Net interest income after provision for (recovery of)
  loan losses.................................................       4,323       3,179      11,584       9,972
                                                                ----------  ----------  ----------  ----------
Other operating income:
  Loan fees and service charges...............................         294         167         740         501
  Gain (loss) on sales of securities available for sale.......          41          (9)         (4)        (31)
  Other non-interest income...................................          17          15          44          42
                                                                ----------  ----------  ----------  ----------
    Total other operating income..............................         352         173         780         512
                                                                ----------  ----------  ----------  ----------
Other operating expenses:
  Salaries and personnel......................................       1,370       1,064       3,904       3,182
  Occupancy and equipment.....................................         278         257         792         751
  Federal insurance premiums..................................          63       2,389         137       2,777
  Data processing.............................................         181          88         399         273
  Other.......................................................         650         442       1,654       1,323
                                                                ----------  ----------  ----------  ----------
    Total other operating expenses............................       2,542       4,240       6,886       8,306
                                                                ----------  ----------  ----------  ----------
Net income (loss) before income taxes.........................       2,133        (888)      5,478       2,178
  Provision for (benefit from) income taxes...................         701        (602)      1,446         364
                                                                ----------  ----------  ----------  ----------
Net income (loss).............................................  $    1,432  $     (286) $    4,032  $    1,814
                                                                ----------  ----------  ----------  ----------
                                                                ----------  ----------  ----------  ----------
Net income (loss) per share...................................  $     0.27  $    (0.07) $     0.81  $     0.42
                                                                ----------  ----------  ----------  ----------
                                                                ----------  ----------  ----------  ----------
Dividends per share...........................................  $     0.09  $     0.09  $     0.27  $     0.77
                                                                ----------  ----------  ----------  ----------
                                                                ----------  ----------  ----------  ----------
Weighted average shares and equivalents outstanding...........   5,302,876   4,317,958   5,000,374   4,369,366

See accompanying notes to consolidated financial statements.

                    PENNFIRST BANCORP, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
       For the nine months ended September 30, 1997 and 1996 (Unaudited)
                             (Amounts in thousands)


                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                              ------------------
                                               1997         1996
                                              ------        ----
Operating activities:
Net income..................................  $4,032        $1,814
Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation and amortization..............  233              311
 Provision for losses.......................  845              689
 Amortization of premiums and accretion of
  discounts.................................  474              791
 Loss on sales of securities available for
  sale......................................    4               31
 Decrease/(increase) in accrued interest
  receivable................................   459            (618)
 Decrease/(increase) in prepaid expenses and
  other assets..............................   883            (669)
 Increase in accrued expenses and other
  liabilities...............................   450           2,914
 Other......................................    31             111
                                              -------      -------
Net cash provided by operating activities... 7,411           5,374
                                              -------      -------
Investing activities:
 Loan originations and purchases............  (84,041)     (75,252)
 Purchases of:
  Securities available for sale.............  (100,065)   (141,269)
  Securities held to maturity...............    (5,970)    (8,489)
 Principle repayments of:
  Loans.....................................    59,343     46,529
  Securities available for sale.............    41,233     47,903
  Securities held to maturity...............    14,191     20,906
 Proceeds from the sale of securities
  available for sale........................    57,227     66,917
 Purchase of Federal Home Loan Bank stock...        (9)    (2,805)
 Purchases of premises and equipment........      (247)      (261)
 Payment for purchase of Troy Hill Bancorp,
  Inc. (THBC), net of cash acquired.........    (2,734)        --
                                               -------     -------
   Net cash used in investing activities....  (21,072)     (45,821)
                                              --------     -------
Financing activities:
 Net increase/(decrease) in deposits........     7,458     (12,655)
 Net increase in borrowed funds.............     7,632      57,770
 Proceeds received from exercise of stock
  options...................................       121         611
 Dividends paid.............................    (1,137)     (3,049)
 Payments to acquire treasury stock.........      (938)     (2,805)
 Stock purchased by Employee Stock Ownership
   Plan (ESOP)..............................      (500)       (146)
 Principal repayment of ESOP loan...........       254         175
                                              --------     -------
   Net cash provided by financing
    activities..............................    12,890      39,901
                                              --------     -------
Net decrease in cash equivalents............      (771)       (546)
Cash equivalents at beginning of period.....     7,284       6,794
                                              --------     -------
Cash equivalents at end of period...........    $6,513     $ 6,248
                                              --------     -------
                                              --------     -------
Supplemental information:
 Interest paid..............................   $25,654     $21,220
 Income taxes paid..........................     1,101       1,082
 Non-cash transactions:
  Transfers from loans receivable to real
   estate acquired through foreclosure......       201          55
  Dividends declared but not paid...........       478         343
Supplemental schedule of noncash investing
  and financing activities:
 The Company purchased all of the common stock
  of THBC for $23.5 million. In conjuncion with
  the acquisition, the assets acquired and
  liabilities assumed were as follows:
   Fair value of assets acquired............ $109,296        $  --
   Stock and stock options issued for the
    purchase of THBC common stock...........  (14,204)          --
   Cash paid for THBC commom stock..........   (9,270)          --
   Liabilities assumed......................  (89,362)          --
                                              --------     -------
    Excess liabilities assumed over assets
     acquired...............................  $(3,540)       $  --
                                              --------     -------
                                              --------     -------

    See accompanying notes to consolidated financial statements.

                 PENNFIRST BANCORP, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    PennFirst Bancorp, Inc. (the Company) is a publicly traded thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, FSB
(ESB), Troy Hill Federal Savings Bank (Troy Hill), PennFirst Financial Services, Inc., AMSCO, Inc. and ESB Bank Building Associates. ESB and Troy Hill (collectively, the Banks) are federally chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings banks.

    The accompanying unaudited consolidated financial statements for the interim periods include all adjustments, consisting only of normal recurring accruals, which are necessary, in the opinion of management, to fairly reflect the Company's financial position and results of operations. Additionally, these consolidated financial statements for the interim periods have been prepared in accordance with instructions for the SEC's Form 10-Q and therefore do not include all information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended December 31, 1996, as contained in the 1996 Annual Report to Stockholders.

    The results of operations for the three and nine month periods ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year.

    Certain amounts previously reported have been reclassified to conform with the current year's reporting format.

2. ACQUISITION

    On April 3, 1997, the Company completed its acquisition of Troy Hill based in Pittsburgh, Pennsylvania. Troy Hill is a community savings bank that offers a variety of financial products and services through two branch offices that operate in Allegheny County, Pennsylvania.

    The acquisition was accounted for under the purchase method of accounting. Under the terms of the merger agreement, Troy Hill Bancorp, Inc.
(THBC), the holding company for Troy Hill, merged with and into the Company. The consideration paid by the Company in connection with the acquisition consisted of $9.3 million in cash and 974,000 shares of the Company's common stock. In addition, options to purchase shares of THBC were converted into options to acquire 104,000 shares of the Company's common stock.

    Goodwill arising from this transaction was $3.5 million. The estimated useful life for the straight-line amortization of the goodwill is expected to be 15 years.

    Pro forma combined historical results of operations for the current year up to the most recent interim statement of financial condition date as though the Company and Troy Hill had combined at the beginning of the year are presented below. These unaudited condensed pro forma combined statements of operations are presented as if the acquisition had been effective on January 1, 1997 and 1996, respectively.

    The unaudited condensed pro forma combined statements of operations for the nine months ended September 30, 1997 combines Troy Hill's results of operations for the period January 1, 1997 through March 31, 1997, and the Company's results of operations for the nine months ended September 30, 1997, which include Troy Hill's results of operations from April 1, 1997 to September 30, 1997. The unaudited condensed pro forma combined statements of operations include the estimated effect of a pro forma adjustment for the amortization of goodwill attributed to the merger that would have been realized had the acquisition actually occurred at the beginning of the respective periods. In addition, certain expenses have been eliminated from the combined results of operations for the nine months ended September 30, 1997, as these expenses, related primarily to the acquisition, do not represent ongoing expenses of the Company. The unaudited condensed pro forma combined statements of operations have also been adjusted to reflect the income tax impact of the non-ongoing expense adjustments for the respective periods.

    The unaudited condensed pro forma combined statement of operations information is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company, or results of operations that would have actually occurred had the acquisition been in effect for the periods presented.

    The unaudited condensed pro forma combined statements of operations for the nine month periods ended September 30, 1997 and 1996 are as follows:

------------------------------------------------------------------------------------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                               PRO FORMA           PRO FORMA
                                                                             COMBINED FOR THE    COMBINED FOR THE
                                                                            NINE MONTHS ENDED   NINE MONTHS ENDED
                                                                            SEPTEMBER 30, 1997  SEPTEMBER 30, 1996
--------------------------------------------------------------------------  ------------------  ------------------
Interest income...........................................................      $   42,457          $   40,140
Interest expense..........................................................          29,128              26,726
                                                                                   -------             -------
  Net interest income before provision for loan losses....................          13,329              13,414
Provision for loan losses.................................................             796                 871
                                                                                   -------             -------
  Net interest income after provision for loan losses.....................          12,533              12,543
Other operating income....................................................             860                 693
Other operating expenses..................................................           7,443              10,311
                                                                                   -------             -------
  Net income before provision for income taxes............................           5,950               2,925
Provision for income taxes................................................           1,673                 668
                                                                                   -------             -------
  Net income..............................................................      $    4,277          $    2,257
                                                                                   -------             -------
                                                                                   -------             -------
  Net income per share....................................................      $     0.86          $     0.52
                                                                                   -------             -------
                                                                                   -------             -------
------------------------------------------------------------------------------------------------------------------

3. SECURITIES

    The securities available for sale and securities held to maturity portfolios consist of the following:


--------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                    AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                                     COST        GAINS       LOSSES       VALUE
--------------------------------------------------------------------------------------------------------------------
Available for sale:
  September 30, 1997:
   U.S. Government securities....................................  $   11,012   $      35    $     (15)  $   11,032
   Municipal securities..........................................      44,297       1,384       --           45,681
   Equity securities.............................................       1,270           9       --            1,279
   Mortgage-backed securities....................................     299,737       3,365         (380)     302,722
                                                                   ----------  -----------  -----------  ----------
                                                                   $  356,316   $   4,793    $    (395)  $  360,714
                                                                   ----------  -----------  -----------  ----------
                                                                   ----------  -----------  -----------  ----------
December 31, 1996:
   U.S. Government securities....................................  $   32,489   $      19    $    (612)  $   31,896
   Municipal securities..........................................      56,084         679         (225)      56,538
   Equity securities.............................................         250           3       --              253
   Mortgage-backed securities....................................     259,101       1,776       (1,435)     259,442
                                                                   ----------  -----------  -----------  ----------
                                                                   $  347,924   $   2,477    $  (2,272)  $  348,129
                                                                   ----------  -----------  -----------  ----------
                                                                   ----------  -----------  -----------  ----------
Held to maturity:
  September 30, 1997:
   U.S. Government securities....................................  $   15,477   $      63    $     (99)  $   15,441
   Municipal securities..........................................         571          19       --              590
   Mortgage-backed securities....................................      71,648          19       (1,090)      70,577
                                                                   ----------  -----------  -----------  ----------
                                                                   $   87,696   $     101    $  (1,189)  $   86,608
                                                                   ----------  -----------  -----------  ----------
                                                                   ----------  -----------  -----------  ----------
  December 31, 1996:
   U.S. Government securities....................................  $   17,489   $      30    $    (278)  $   17,241
   Municipal securities..........................................         593          16           (1)         608
   Mortgage-backed securities....................................      78,118      --           (2,406)      75,712
                                                                   ----------  -----------  -----------  ----------
                                                                   $   96,200   $      46    $  (2,685)  $   93,561
                                                                   ----------  -----------  -----------  ----------
                                                                   ----------  -----------  -----------  ----------
-------------------------------------------------------------------------------------------------------------------

4. LOANS RECEIVABLE

    Loans receivable consist of the following:

-----------------------------------------------------------------------------------------
(IN THOUSANDS)                                               SEPTEMBER 30,  DECEMBER 31,
                                                                 1997           1996
-----------------------------------------------------------------------------------------
Mortgage loans:
  Residential--single family................................   $   221,232    $  126,854
  Residential--multi family.................................         9,916         3,516
  Commercial real estate....................................        27,765        20,473
  Construction..............................................        24,272        20,942
                                                              -------------  ------------
                                                                   283,185        171,785

Other loans:
  Consumer loans............................................        51,932        45,486
  Commercial business.......................................         8,191         9,656
                                                              -------------  ------------
                                                                   343,308       226,927
Less:
  Allowance for loan losses.................................         4,874         3,309
  Deferred loan fees and net discounts......................           774           380
  Loans in process..........................................         6,946         6,373
                                                              -------------  ------------
                                                               $   330,714    $  216,865
                                                              -------------  ------------
                                                              -------------  ------------
-----------------------------------------------------------------------------------------

5. DEPOSITS

    Deposits consist of the following:

------------------------------------------------------------------------------------------------------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                         SEPTEMBER 30, 1997                  DECEMBER 31, 1996
                                                              ----------------------------------  ----------------------------------
                                                               WEIGHTED                            WEIGHTED
                                                                AVERAGE                             AVERAGE
                 TYPE OF ACCOUNTS                                RATE        AMOUNT        %         RATE        AMOUNT        %
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing......................................      --       $    4,885        1.2%     --       $    5,082        1.5%
Interest-bearing demand deposits.........................        2.56%     149,531       37.9%       2.72%     137,807       41.4%
Time deposits............................................        5.84%     239,714       60.9%       5.67%     190,000       57.1%
                                                                        ----------  ---------                ----------  ---------
                                                                 4.52%  $  394,130      100.0%       4.36%  $  332,889      100.0%
                                                                        ----------  ---------               ----------  ---------
                                                                        ----------  ---------               ----------  ---------
----------------------------------------------------------------------------------------------------------------------------------


6. BORROWED FUNDS

    Borrowed funds consist of the following:

-----------------------------------------------------------------------------------------------------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                        SEPTEMBER 30, 1997      DECEMBER 31, 1996
                                                                   ----------------------  ----------------------
                                                                    WEIGHTED                WEIGHTED
                                                                    AVERAGE                 AVERAGE
                                                                      RATE       AMOUNT       RATE       AMOUNT
-----------------------------------------------------------------------------------------------------------------
Secured notes payable to the Federal Home Loan Bank of
  Pittsburgh:
   Due within 12 months..........................................        6.01% $  185,972        6.17% $  158,335
   Due beyond 12 months but within 5 years.......................        6.43%    148,503        5.98%    135,721
   Due beyond 5 years but within 10 years........................        8.92%      1,035        8.82%      1,072
   Due beyond 10 years...........................................        6.37%        335        6.61%        394
                                                                                ---------                --------
                                                                                  335,845                 295,522

Treasury tax and loan note payable...............................      --             141      --             223
Reverse repurchase agreements....................................        5.90%     14,675        5.58%     13,450
                                                                                ---------                --------

                                                                               $  350,661              $  309,195
                                                                                ---------                --------
                                                                                ---------                --------

-----------------------------------------------------------------------------------------------------------------


7. NET INCOME PER SHARE

    Net income or loss per share is calculated by dividing net operating results for the period by the weighted average number of common shares and equivalents outstanding during the period. Net income or loss per share and weighted average shares and equivalents outstanding for all periods reported have been restated to reflect the 10% stock dividend paid during the quarter ended September 30, 1997. The Company has not separately reported fully diluted earnings per share as it is not different than primary earnings per share.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGES IN FINANCIAL CONDITION

    GENERAL. The Company's total assets increased a net $123.6 million or 17.7% to $822.4 million at September 30, 1997 from $698.7 million at December 31, 1996. This increase was primarily the result of the acquisition of Troy Hill on April 3, 1997, which included the acquisition of Troy Hill's assets of $109.3 million, including cash and equivalents of $6.5 million, securities available for sale of $7.0 million, loans receivable of $90.0 million, Federal Home Loan Bank (FHLB) stock of $2.1 million and other assets of $3.7 million. Also contributing to the increase in total assets was an increase in loans receivable of $23.8 million due to internal growth in the Company's loan portfolios and an increase in prepaid expenses and other assets of $3.5 million related to goodwill associated with the Troy Hill merger. Offsetting the net increase in assets during the period was a reduction in Troy Hills' cash and equivalents and securities available for sale. The proceeds from the reduction of these accounts were utilized to help fund the Company's loan growth.

    The increase in total assets reflects corresponding increases in liabilities of $106.3 million or 16.4% and stockholders' equity of $17.3 million or 33.5%. In connection with the acquisition of Troy Hill, the Company assumed $89.4 million in liabilities, including deposits of $53.8 million, borrowed funds of $33.8 million and all other liabilities combined of $1.8 million. Also contributing to the increase in liabilities, and contributing to funding the loan growth noted above, was an increase in deposits of $7.4 million or 2.2% due to internal growth and an increase in borrowings with the FHLB of $7.7 million or 2.5%. The net increase in stockholders' equity can principally be attributed to the issuance of 974,000 shares of the Company's common stock to partially fund the Troy Hill acquisition, net income of $4.0 million during the nine months ended September 30, 1997 and an increase of $2.8 million in the unrealized gains on securities available for sale, net during the period.

    CASH ON HAND, INTEREST-EARNING DEPOSITS AND FEDERAL FUNDS SOLD. Cash on hand, interest-earning deposits and federal funds sold represent cash and cash equivalents and decreased a combined $771,000 or 10.6% to $6.5 million at September 30, 1997 from $7.3 million at December 31, 1996. These accounts are typically increased by deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

    SECURITIES. The Company's securities portfolios increased a net $4.1 million to $448.4 million at September 30, 1997 from $444.3 million at December 31, 1996. This net increase was the result of the addition of $7.0 million in securities from Troy Hill, $106.0 million of purchases consisting of $100.0 million in mortgage-backed securities and $6.0 million in U.S. government securities and an increase in the unrealized gain on securities available for sale of $4.2 million (before taxes) during the period, partially offset by $55.4 million of maturities and repayments of principal and $57.2 million of securities sold consisting primarily of $25.3 million of U.S. government securities, $11.9 million of municipal securities and $19.7 million of mortgage-backed securities during the period.

    LOANS RECEIVABLE. Net loans receivable increased a net $113.8 million or 52.5% to $330.7 million at September 30, 1997 from $216.9 million at December 31, 1996. The increase in loans receivable can be attributed to the addition of Troy Hill's loans receivable as a result of the merger and to internal growth within the Company's loan portfolios. Troy Hill's loan portfolio amounted to $101.7 million at September 30, 1997, including single-family residential mortgage loans of $76.5 million, multi-family residential mortgage loans of $6.7 million, commercial real estate mortgage loans of $7.4 million, construction mortgage loans of $6.2 million, consumer loans of $4.3 million and commercial business loans of $628,000. ESB's single-family residential mortgage loans increased a net $17.9 million or 14.1%, while all other loan categories remained relatively consistent, from December 31, 1996 to September 30, 1997. The net increase in loans receivable was slightly offset by an increase in the Company's allowance for loan losses of $1.6 million or 47.3% to $4.9 million at September 30, 1997 from $3.3 million at December 31, 1996.

    ACCRUED INTEREST RECEIVABLE. Accrued interest receivable increased $111,000 or 2.0% to $5.7 million at September 30, 1997 from $5.6 million at December 31, 1996, primarily as a result of the acquisition of Troy Hill.

    FHLB STOCK. FHLB stock increased $2.1 million or 13.9% to $17.3 million at September 30, 1997 from $15.2 million at December 31, 1996, primarily as a result of the acquisition of Troy Hill.

    NONPERFORMING ASSETS. Nonperforming assets include nonaccrual loans and real estate acquired through foreclosure (REO). Nonperforming assets increased $1.4 million or 34.7% to $5.6 million or 0.68% of total assets at September 30, 1997 from $4.1 million or 0.59% of total assets at December 31, 1996. This increase was principally the result of the acquisition of Troy Hill, including Troy Hill's REO of $478,000 at September 30, 1997.

    PREMISES AND EQUIPMENT. Premises and equipment increased $621,000 or 22.7% to $3.4 million at September 30, 1997 from $2.7 million at December 31, 1996, primarily as a result of the acquisition of Troy Hill.

    PREPAID EXPENSES AND OTHER ASSETS. Prepaid expenses and other assets increased $3.1 million or 46.4% to $9.9 million at September 30, 1997 from $6.8 million at December 31, 1996. This net increase can primarily be attributed to the $3.5 million in goodwill which was recognized in connection with the acquisition of Troy Hill.

    DEPOSITS. Total deposits increased $61.2 million or 18.4% to $394.1 million at September 30, 1997 from $332.9 at December 31, 1996. Included in this increase was the assumption of Troy Hill's deposits associated with the merger and internal deposit growth by the Company of $7.4 million. Troy Hill's total deposits were $55.6 million at September 30, 1997, including time deposits of $38.0 million, interest bearing demand deposits of $17.4 million and non-interest bearing deposits of $236,000.

    ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE. Advance payments by borrowers for taxes and insurance (escrow accounts) decreased $138,000 to $1.7 million at September 30, 1997 from $1.9 million at December 31, 1996 due to the timing of payment of customer escrow account balances.

    BORROWED FUNDS. Borrowed funds increased $41.5 million or 13.4% to $350.7 million at September 30, 1997 from $309.2 million at December 31, 1996. This increase was primarily the result of the addition of Troy Hill's borrowed funds, comprised primarily of FHLB advances of $33.8 million, and the Company utilizing additional FHLB advances to contribute to funding the increase in loans receivable.

    ACCRUED EXPENSES AND OTHER LIABILITIES. Accrued expenses and other liabilities increased $3.8 million to $7.0 million at September 30, 1997 from $3.3 million at December 31, 1996. This increase can primarily be attributed to the acquisition of Troy Hill.

    STOCKHOLDERS' EQUITY. Stockholders' equity increased by $17.3 million or 33.5% to $68.8 million at September 30, 1997 from $51.5 million at December 31, 1996. This increase was primarily the result of the issuance of 974,000 shares of the Company's common stock to partially fund the acquisition of Troy Hill, net income of $4.0 million for the nine months ended September 30, 1997 and a $2.8 million increase in the unrealized gain on securities available for sale, net of income taxes. Partially offsetting these increases in stockholders' equity, were dividends declared of $1.3 million, net treasury stock purchases of $674,000 and a $1.8 million increase in unearned employee stock plans shares.

RESULTS OF OPERATIONS

    GENERAL. The Company recorded net income of $1.4 million and $4.0 million for the three and nine month periods ended September 30, 1997, respectively, as compared to a net loss of $286,000 and net income of $1.8 million, respectively, for the same periods last year.

    The deposits of the Banks are currently insured by the Savings Association Insurance Fund (SAIF) which is administered by the FDIC. The FDIC also administers the Bank Insurance Fund (BIF) which generally provides insurance for commercial bank deposits. Both the SAIF and the BIF are required by law to attain and maintain a reserve ratio of 1.25% of insured deposits. As the result of the BIF achieving a fully funded status, the FDIC promulgated a regulation in November 1995, which reduced deposit premiums paid by BIF-insured banks in the lowest risk category from 27 basis points to zero (subject to an annual minimum of $2,000).

    On September 30, 1996, legislation was enacted into law to recapitalize the SAIF through a one-time assessment on SAIF-insured deposits as of March 31, 1995. The special assessment amounted to approximately $4.5 billion or approximately $0.65 for every $100 of assessable deposits. ESB's assessment amounted to $2.2 million ($1.3 million, net of income tax benefit). As a result of the special assessment, deposit insurance premiums decreased from $0.23 per $100 of deposits to approximately $0.06 per $100 of deposits beginning in January 1997.

    The $1.7 million and $2.2 million increases in net operating results for the three and nine month periods ended September 30, 1997, as compared to the same periods in the prior year were related primarily to the special one-time SAIF assessment of $1.3 million, net of income taxes, incurred in the prior year periods and the addition of Troy Hill's operations in the current year periods.

    NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts, or volumes, of interest-earning assets and interest-bearing liabilities.

    Net interest income was $4.3 million for the three months ended September 30, 1997, as compared to $3.6 million for the same period in the prior year. The $744,000 or 20.8% increase in net interest income was attributable to an increase in interest income of $2.3 million or 19.4%, partially offset by a $1.6 million or 18.7% increase in interest expense.

    Net interest income was $12.4 million for the nine months ended September 30, 1997, as compared to $10.7 million for the same period in the prior year. The $1.7 million or 16.2% increase in net interest income was attributable to an increase in interest income of $5.5 million or 15.8%, partially offset by a $3.8 million or 15.7% increase in interest expense.

    INTEREST INCOME. Interest income was $14.2 million and $40.4 million for the three and nine month periods ended September 30, 1997, respectively, as compared to $11.9 million and $34.9 million, respectively, for the same periods in the prior year. The $2.3 million or 19.4% and $5.5 million or 15.8% increases for the three and nine month periods ended September 30, 1997, respectively, as compared to the same periods in the prior year, can be attributed primarily to an increase in interest income recorded on loans receivable.

    Interest income from loans receivable increased $2.5 million or 59.7% and $5.4 million or 44.8% for the three and nine month periods ended September 30, 1997, respectively, as compared to the same period in the prior year due primarily to an increase in loans outstanding during the respective periods. Average loans receivable increased $119.1 million or 57.4% to $326.6 million for the quarter ended September 30, 1997 from $207.5 million for the same quarter last year. Average loans receivable increased $91.7 million or 46.8% to $287.6 million for the nine months ended September 30, 1997 from $195.9 million for the same period in the prior year. The weighted average yield on loans receivable increased 12 basis points to

8.18% during the three months ended September 30, 1997 from 8.06% for the same period in the prior year. The weighted average yield on loans receivable decreased 11 basis points to 8.07% for the nine months ended September 30, 1997 from 8.18% for the same period in the prior year. The increase in average loans receivable was primarily attributable to the acquisition of Troy Hill.

    Interest income from securities and other interest-earning assets (including U.S. Government and agency obligations, municipal obligations, mortgage-backed securities, interest-earning deposits with banks, FHLB stock and federal funds sold) was $7.6 million and $23.0 million for the three and nine month periods ended September 30, 1997, respectively as compared to $7.8 million and $22.9 for the same periods last year. Interest income from securities and other interest earning assets remained relatively consistent for the three and nine month periods ended September 30, 1997, compared to the same period last year.

    INTEREST EXPENSE. Interest expense was $9.9 million and $28.0 million for the three and nine month periods ended September 30, 1997, respectively, as compared to $8.4 million and $24.2 million for the same periods in the prior year. The $1.6 million or 18.7% and $3.8 million or 15.7% increases for the three and nine month periods ended September 30, 1997 respectively, as compared to the same periods in the prior year, were due to increases in interest expense on both deposits and borrowed funds.

    Interest expense on deposits increased by $778,000 or 21.9% and $1.3 million or 12.4% for the three and nine month periods ended September 30, 1997, respectively, as compared to the same periods in the prior year. These increases were primarily the result of an increase in the average balance of interest-bearing deposits and escrow. The average balance of interest-bearing deposits and escrow accounts increased $60.2 million or 18.3% to $389.0 million for the three months ended September 30, 1997 from $328.8 million for the same quarter last year. Average interest-earning deposits and escrow accounts increased $36.9 million or 11.1% to $370.2 million for the nine months ended September 30, 1997 from $333.3 million for the same period in the prior year. The weighted average cost of funds on interest-bearing deposits and escrow accounts increased to 4.42% and 4.41% for the three and nine month periods ended September 30, 1997, respectively, from 4.30% and 4.37%, respectively, for the same periods in the prior year. The increase in average deposit balances was primarily attributable to the acquisition of Troy Hill.

    Interest expense on borrowed funds increased by $789,000 or 16.4% and $2.5 million or 18.3% for the three and nine month periods ended September 30, 1997, respectively, as compared to the same periods in the prior year. The average balance of borrowed funds increased $38.3 million or 12.3% to $350.3 million for the three months ended September 30, 1997 from $311.9 million for the same quarter in the prior year. The average balance of borrowed funds increased $47.0 million or 16.2% to $337.5 million for the nine months ended September 30, 1997 from $290.5 million for the same period in the prior year. The weighted average cost of borrowed funds increased to 6.34% and 6.27% for the three and nine month periods ended September 30, 1997, respectively, from 6.13% and 6.17%, respectively, for the same periods in the prior year. The increase in average borrowings was primarily attributable to the acquisition of Troy Hill.

    PROVISION FOR (RECOVERY OF) LOAN LOSSES. The fluctuations in the provision for (recovery of) loan losses for the three and nine month periods ended September 30, 1997, respectively, compared to the same periods in the prior year, reflects the Company's policy of recording provisions for loan losses in amounts necessary to bring the total allowance for loan losses to a level deemed adequate to cover potential losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the present and prospective financial condition of borrowers, current and prospective economic conditions (particularly as they relate to markets where the Company originates loans), the status of nonperforming assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

    During the three and nine month periods ended September 30, 1997, the Company established a provision for (recovery of) loan losses of ($4,000) and $796,000, respectively, as compared to $396,000 and $681,000 for the same periods in the prior year. The decline in the provision during the three months ended September 30, 1997 primarily reflected the adequacy of the allowance for loan losses at September 30, 1997 based on management's assessment of the loan portfolios and provisions established during previous periods. The increase in the provision during the nine months ended September 30, 1997 was primarily attributable to the $600,000 provision for loan losses recorded by the Company during the quarter ended June 30, 1997 in connection with the previously disclosed thirteen nonperfoming lease agreements between the Company and Bennett Funding Group and affiliates of Syracuse, NY. The lease agreements were purchased by the Company and are secured by commercial equipment leases located in various parts of the country. On March 29, 1996, it was reported that Bennett Funding Group was the target of a civil complaint filed by the Securities and Exchange Commission (SEC) and further reported on April 1, 1996 that Bennett Funding Group filed a Chapter 11 bankruptcy petition and was halting payments on the lease agreements.

    As a result of the foregoing, during the quarter ended March 31, 1996, the Company placed all $3.6 million of the lease agreements on nonaccrual status and established a reserve of approximately $900,000 for potential losses related to such lease agreements. During the quarter ended June 30, 1997, as a result of questions concerning the ultimate collectibility of certain of the lease agreements and concerns with respect to the Company's security interest in the collateral securing certain of the lease agreements, the Company provided an additional $600,000 in loan loss reserves. Consequently, as of September 30, 1997, the Company had total loan loss reserves relating to such lease agreements of approximately $1.7. While the Company has insurance with a private carrier with respect to a portion of the Bennett Funding Group lease agreements, because of payments made or expected to be made on insured leases, the Company does not anticipate that it will recover any significant amount of funds under its insurance policy.

    On October 15, 1997, the U.S. Bankruptcy Court for the Northern District of New York ordered the Bankruptcy Trustee for Bennett Funding Group to pay over to the Company within 30 days thereof an aggregate of approximately $1.2 million, which represents principal payments, excluding interest accrued thereon and certain settoffs on ten of the thirteen lease agreements. Such payments would reduce the outstanding balance of the lease agreements to approximately $2.4 million. The Court further ordered the Bankruptcy Trustee to turn over to the Company on a monthly basis payments collected on such leases. The Bankruptcy Trustee has since appealed the Order of the Bankruptcy Court.

    As a result of the foregoing recovery and provision amounts realized, during the three and nine month periods ended September 30, 1997, the Company's total allowance for losses on loans at September 30, 1997 amounted to $4.9 million or 1.42% of the Company's total loan portfolio, as compared to $3.3 million or 1.46% at December 31, 1996. The Company's allowance for losses on loans as a percentage of nonperforming loans at September 30, 1997 was 96.9%, as compared to 81.0% at December 31, 1996.

    OTHER OPERATING INCOME. Other operating income was $352,000 and $780,000 for the three and nine month periods ended September 30, 1997, respectively, as compared to $173,000 and $512,000, respectively, for the same periods in the prior year. The increases in other operating income between periods were primarily the result of the inclusion of other operating income of Troy Hill for the three and nine month periods ended September 30, 1997.

    OTHER OPERATING EXPENSES. Other operating expenses were $2.5 million and $6.9 million for the three and nine month periods ended September 30, 1997, respectively, as compared to $4.2 million and $8.3 million, respectively, for the same periods in the prior year. The net decreases in other operating expenses between the two periods was primarily the result of the $2.2 million SAIF assessment (before taxes) incurred in September 1996 and a reduction in regular FDIC insurance premiums between years, which was partially offset by an increase in operating expenses as a result of the inclusion of Troy Hills operating results in 1997.

    INCOME TAXES. For the three and nine month periods ended September 30, 1997, the Company recorded provisions for income taxes of $701,000 and $1.4 million, respectively, as compared to an income tax benefit of $602,000 and a provision of $364,000, respectively, for the same periods in the prior year. The significant fluctuations in income taxes between the respective periods are principally a result of the SAIF assessment incurred in the prior year which was deductible for federal income tax purposes.

ASSET AND LIABILITY MANAGMENT

    The primary objective of the Company's asset and liability management function is to maximize the Company's net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company's operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company's asset and liability management policies have decreased interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

    The Company's Board of Directors has established an Asset and Liability Management Committee consisting of two outside directors, the President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President of Operations and the Senior Vice President of Lending of the Company. This committee, which meets quarterly, generally monitors various asset and liability management policies which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities and (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans.

    As of September 30, 1997, the implementation of these asset and liability initiatives resulted in the following: (i) $172.4 million or 50.2% of the Company's total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $117.7 million or 49.3% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs and (iii) $151.0 million or 40.4% of the Company's portfolio of mortgage-backed securities (including mortgage-backed securities available for sale) were secured by ARMs.

    In addition to and complementing these asset and liability management initiatives followed over the past few years, during the past nine months the Committee has pursued and implemented additional strategies to mitigate the Company's exposure to interest rate risk. These strategies have included: (i) shortening the duration of the Company's mortgage-backed securities classified as available for sale, (ii) increasing the percentage of adjustable rate securities as opposed to fixed rate securities in the available for sale securities portfolio, (iii) lengthening the weighted average term to maturity of FHLB advances and (iv) purchasing interest rate caps to mitigate the Company's risk to a rising interest rate environment.

    As of September 30, 1997, the implementation of these additional asset and liability management strategies has resulted in the following: (i) a decrease in the duration of the Company's mortgage-backed securities classified as available for sale to 25 months at September 30, 1997 from approximately 28 months at

December 31, 1996, (ii) an increase in the percentage of adjustable rate securities in the available for sale securities portfolio to 41.6% of the portfolio at September 30, 1997 from 37.6% of the portfolio at December 31, 1996, (iii) an increase in the weighted average term to maturity of FHLB advances to 15 months at September 30, 1997 from 13 months at December 31, 1996 and (iv) an increase in the notional amount of interest rate caps to $100.0 million at September 30, 1997 from $35.0 million at December 31, 1996.

    The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company's products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company's interest-earning assets which are scheduled to mature or reprice within one year and its interest-bearing liabilities which are scheduled to mature or reprice within one year. At September 30, 1997, the Company's interest-earning assets maturing or repricing within one year totaled $313.2 million while the Company's interest-bearing liabilities maturing or repricing within one-year totaled $411.9 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $98.7 million or a negative 12.0% of total assets. At September 30, 1997, the percentage of the Company's assets to liabilities maturing or repricing within one year was 76.0%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

    The one year interest rate sensitivity gap has been the most common industry standard used to measure an institution's interest rate risk position. The Company also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to changing market interest rates, the slope of the yield curve and different prepayment and decay assumptions under various interest rate scenarios. At September 30, 1997, the Company's simulation model indicated that the Company's statement of financial condition is liability sensitive, and as such in a 300 basis point gradually rising rate environment over 24 months, with minor changes in the statement of financial condition and limited reinvestment changes, net interest income would be projected to slightly decrease by approximately 2.0% over such 24 month period.

LIQUIDITY AND CAPITAL RESOURCES

    The Banks are required by the Office of Thrift Supervision (OTS) to maintain minimum levels of liquidity to assure their ability to meet demands for customers withdrawals and the repayment of short term borrowings. The liquidity requirement is calculated as a percentage of deposits and short-term borrowings, as defined by the OTS, and currently must be maintained at amounts not less than 5.0%. The Banks' liquidity ratios fluctuate depending primarily upon deposit flows but have been consistently maintained at levels in excess of the required percentage. At September 30, 1997, the ESB's liquidity ratio was approximately 10.6%, and Troy Hill's liquidity ratio was approximately 8.4%.

    The Company's primary source of funds generally have been deposits obtained through the offices of the Banks, borrowings from the FHLB and, to a lesser extent, amortization and prepayments of outstanding loans and maturing investment securities. During the nine months ended September 30, 1997, the Company used its sources of funds primarily to purchase securities, and to a lesser extent, the funding of loan commitments. As of such date, the Company had outstanding loan commitments totaling $11.8 million, unused lines of credit totaling $25.1 million and $6.9 million of undisbursed loans in process.

    At September 30, 1997, certificates of deposits amounted to $239.7 million or 60.8% of the Company's total consolidated deposits, including $149.0 million which were scheduled to mature by September 30, 1998. At the same date, the total amount of FHLB advances which were scheduled to mature by September 30, 1998 was $186.0 million. Management of the Company believes that it has adequate resources to fund all of its commitments, that all of its commitments will be funded by September 30, 1998 and that, based upon past experience and current pricing policies, it can adjust the rates of savings certificates to retain a substantial portion of its maturing certificates and also, to the extent deemed necessary, refinance the maturing FHLB advances.

    Current regulatory requirements specify that the Banks and similar institutions must maintain tangible capital equal to 1.5% of adjusted totals assets, core capital equal to 3% of adjusted total assets and risk-based capital equal to 8% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 3%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy. At September 30, 1997, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.4%, 6.4% and 17.7%, respectively. At September 30, 1997, Troy Hill was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 11.6%, 11.6% and 19.7%, respectively.

RECENT ACCOUNTING AND REGULATORY MATTERS

    In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which will be effective in whole, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach and focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment of SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997.

    In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of SFAS No. 125 until January 1, 1998 for certain transactions including repurchase agreements, dollar-roll, securities lending and similar transactions.

    In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies previous standards for computing EPS. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior period EPS data presented. Management does not expect SFAS No. 128 to have a significant impact on the Company's net income per share amounts disclosed.

    In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure". SFAS No. 129 summarizes previously issued disclosure guidance contained within APB Opinions No. 10 and 15 as well as SFAS No. 47. There will be no changes to the Company's disclosures pursuant to the adoption of SFAS No. 129. This statement is effective for financial statements issued for periods ending after December 15, 1997.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners". The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Company's income under the requirements of SFAS No. 130. This statement is effective for fiscal years beginning after December 15, 1997.

    In June 1997, the FASB issued SFAF No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments in financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and the adoption of the statement is not expected to have a material impact on the Company's consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Not applicable.

                          PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

    The Company and its subsidiaries are involved in various legal proceedings occurring in the ordinary course of business. It is the opinion of management, after consultation with legal counsel, that these matters will not materially effect the Company's consolidated financial position or results of operations.

ITEM 2. CHANGES IN SECURITIES

    None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    None.

ITEM 5. OTHER INFORMATION

    None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

    a. Form 8-K--The Company filed a Form 8-K dated July 16, 1997 to report second quarter 1997 earnings and to report a ten percent stock dividend.

    b. Form 8-K--The Company filed a Form 8-K dated September 17, 1997 to report a $0.09 per share quarterly cash dividend.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PENNFIRST BANCORP, INC.

Date: November 7, 1997                 By: /s/ Charlotte A. Zuschlag
                                           --------------------------------
                                           Charlotte A. Zuschlag
                                           President and Chief Executive Officer


Date: November 7, 1997                 By: /s/ Charles P. Evanoski
                                           --------------------------------
                                           Charles P. Evanoski
                                           Senior Vice President and
                                           Chief Financial Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE TRUST ISSUER OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................
Incorporation of Certain Documents by Reference...........................
Summary...................................................................
Selected Consolidated Financial and Other Data of the Company.............
Risk Factors..............................................................
Use of Proceeds...........................................................
Market for the Preferred Securities.......................................
Accounting Treatment......................................................
Ratio of Earnings to Fixed Charges........................................
Capitalization............................................................
Description of the Preferred Securities...................................
Description of the Junior Subordinated Debentures.........................
Description of the Guarantee..............................................
Relationship Among the Preferred Securities, the Junior Subordinated
  Debentures, the Expense Agreement and the Guarantee.....................
Certain Federal Income Tax Consequences...................................
ERISA Considerations......................................................
Underwriting..............................................................
Validity of Securities....................................................
Experts...................................................................
Appendix A--Annual Report on Form 10-K for Year Ended December 31, 1996...
Appendix B--Quarterly Report on From 10-Q for the Quarter Ended September
  30, 1997................................................................

                                  $20,000,000
                               PENNFIRST CAPITAL
                                    TRUST I
                           % TRUST PREFERRED SECURITIES
                              (LIQUIDATION AMOUNT
                          $10 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY
                            PENNFIRST BANCORP, INC.
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                RYAN, BECK & CO.
                                        , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee..............................................................  $  6,969
NASD fee..........................................................................     2,800
Nasdaq fees.......................................................................     6,250
Trustees' fees and expenses.......................................................     5,000
Legal fees and expenses...........................................................    82,500*
Accounting fees and expenses......................................................    50,000*
Printing expenses.................................................................    40,000*
Underwriters expenses.............................................................    70,000*
Miscellaneous expenses............................................................    16,481
                                                                                    --------
      Total.......................................................................  $280,000*
                                                                                    --------
                                                                                    --------

------------------------

*   Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    In accordance with the Pennsylvania Business Corporation Act, Article 9 of the PennFirst Bancorp, Inc. (the "Corporation") Amended and Restated Articles of Incorporation provides as follows:

    Article 9. Indemnification, etc. of Officers, Directors, Employees and
Agents.

    A. Personal Liability of Directors. A director of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director except to the extent that by law a director's liability for monetary damages may not be limited.

    B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Pennsylvania law.

    C. Advancement of Expenses. Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Article 9.B may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

    D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 9 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any insurance or other agreement, vote of stockholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

    E. Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 9.

    F. Security Fund; Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 9.

    G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 9 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 9, and no amendment or termination of any trust or other fund created pursuant to Article 9.F hereof, shall alter to the detriment of such person the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

    H. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 9, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated by (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors then in office.


ITEM 16. EXHIBITS

EXHIBIT NO.                                                 DESCRIPTION
-------------                                               -----------

1              Form of Underwriting Agreement

4.1            Indenture of the Corporation relating to the Junior Subordinated Debentures

4.2            Form of Certificate of Junior Subordinated Debenture (included as Exhibit A to Exhibit 4.1)

4.3            Certificate of Trust of PennFirst Capital Trust I

4.4            Amended and Restated Trust Agreement of PennFirst Capital Trust I

4.5            Form of Trust Preferred Security Certificate for PennFirst Capital Trust I

4.6            Form of Guarantee of the Corporation relating to the Trust Preferred Securities

5.1            Opinion and consent of Elias, Matz, Tiernan & Herrick L.L.P. as to legality of the Junior
               Subordinated Debentures and the Guarantee to be issued by the Corporation

5.2            Opinion and consent of Richards, Layton & Finger, P.A., as to legality of the Trust Preferred
               Securities to be issued by PennFirst Capital Trust I

8              Opinion of Elias, Matz, Tiernan & Herrick L.L.P. as to certain federal income tax matters

12             Computation of ratio of earnings to fixed charges

23.1           Consent of KPMG Peat Marwick LLP

23.2           Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 5.1)

23.3           Consent of Richard, Layton & Finger, P.A. (included in Exhibit 5.2)

24             Power of Attorney of certain officers and directors of the Corporation (located on the signature page to Form S-2)

25.1           Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the Indenture

25.2           Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the Declaration of
               Trust of PennFirst Capital Trust I

25.3           Form T-1 Statement of Eligibility of The Bank of New York under the Guarantee for the benefit of the holders of the Trust Preferred Securities

ITEM 17. UNDERTAKINGS.

    Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ellwood City, Commonwealth of Pennsylvania, on the 6th day of November 1997.

                                PENNFIRST BANCORP, INC.

                                BY:  /s/ Charlotte A. Zuschlag
                                     -----------------------------------------
                                     Charlotte A. Zuschlag
                                     President and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each of the directors and/or officers of PennFirst Bancorp, Inc. whose signature appears below hereby appoints Charlotte A. Zuschlag and Charles P. Evanoski, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments to this Registration Statement on Form S-2, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable PennFirst Bancorp, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.


           Name                         Title                           Date
--------------------------   -----------------------------      ----------------------

/s/ Charlotte A. Zuschlag    President and Chief Executive      November 6, 1997
-------------------------    Officer
Charlotte A. Zuschlag         (principal executive officer)


/s/ Charles P. Evanoski      Senior Vice President of Finance   November 6, 1997
-------------------------     (principal financial and
Charles P. Evanoski           accounting officer)


/s/ William B. Salsgiver     Chairman of the Board              November 6, 1997
-------------------------
William B. Salsgiver


           Name                             Title                             Date
-----------------------------     -----------------------------      ----------------------

/s/ Herbert S. Skuba              Vice Chairman of the Board         November 6, 1997
-----------------------------
Herbert S. Skuba


/s/ George William Blank, Jr.     Director                           November 6, 1997
-----------------------------
George William Blank, Jr.


/s/ Lloyd L. Kildoo               Director                           November 6, 1997
-------------------------
Lloyd L. Kildoo


/s/ Charles Delman                Director                           November 6, 1997
-------------------------
Charles Delman


/s/ Edmund C. Smith               Director                           November 6, 1997
-------------------------
Edmund C. Smith


/s/ Edwin A. Thaner               Director                           November 6, 1997
-------------------------
Edwin A. Thaner


    Pursuant to the requirements of the Securities Act of 1933, PennFirst Capital Trust I certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ellwood City, Commonwealth of Pennsylvania, on the 6th day of November 1997.

                         PENNFIRST CAPITAL TRUST I



                         By: /s/ Charlotte A. Zuschlag
                             ------------------------------------------------
                             Charlotte A. Zuschlag
                             Administrative Trustee


                         By: /s/ Frank D. Martz
                             ------------------------------------------------
                             Frank D. Martz
                             Administrative Trustee



                         By: /s/ Charles P. Evanoski
                             ------------------------------------------------
                             Charles P. Evanoski
                             Administrative Trustee

    Each of the administrative trustees of PennFirst Capital Trust I whose signature appears below hereby appoints Charlotte A. Zuschlag and Charles P. Evanoski, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments to this Registration Statement on Form S-2, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as administrative trustees to enable PennFirst Capital Trust I to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.



                         PENNFIRST CAPITAL TRUST I



                         By: /s/ Charlotte A. Zuschlag
                             ------------------------------------------------
                             Charlotte A. Zuschlag
                             Administrative Trustee

                         By: /s/ Frank D. Martz
                             ------------------------------------------------
                             Frank D. Martz
                             Administrative Trustee


                         By: /s/ Charles P. Evanoski
                             ------------------------------------------------
                             Charles P. Evanoski
                             Administrative Trustee